United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

February 2020

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Financial Statements December 31, 2019

IFRS in US$

Vale S.A. Financial Statements

2

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Vale S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statement of financial position of Vale S.A. and its subsidiaries (the “Company”) as of December 31, 2019, and the related consolidated income statement, statement of comprehensive income, statement of changes in equity and statement of cash flows for the year then ended, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

The years ended December 31, 2018 and 2017 were audited by other auditors whose report, dated April 18, 2019 expressed an unqualified opinion on those financial statements.

Change in Accounting Principle

As discussed in Notes 2 (d) and 19 to the consolidated financial statements, the Company changed the manner in which it accounts for leases on January 1, 2019.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

3

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the fiscal council and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

4

Brumadinho’s dam failure

As described in Note 3 to the consolidated financial statements, the Company has incurred costs and recorded provisions, as a consequence of the Brumadinho’s Dam failure, which led to a total impact of US$ 7,402 million recognized in the income statement of the year ended December 31, 2019. Management applied significant judgment in determining the value of these provisions, which involved the use of significant estimates and assumptions with respect to: (i) the engineering projects and the total expected costs to carry out all de-characterization projects related to the dams built under the upstream method; and (ii) the valuation of the costs to carry out the remediation of the environmental and social impacts of the event in accordance with the agreements reached and under negotiation with the relevant authorities and others. The assumptions used in developing these estimates, with the support of management’s specialists, included among others (i) volume of the waste to be removed based on historical data available; (ii) interpretation of the enacted laws and regulations; (iii) location availability for the tailings disposal; (iv) acceptance by the authorities of the proposed engineering methods and solutions; and (v) amount of indemnification payments to those affected by the Brumadinho’s Dam failure. In addition, as management has further disclosed, given the nature and uncertainties inherent in this type of event, the amounts recognized and disclosed will be reassessed by the Company and may be adjusted significantly in future periods, as new facts and circumstances become known.

The principal considerations for our determination that performing procedures relating to the Brumadinho’s Dam failure provisions is a critical audit matter are there were significant judgments by management, including the use of specialists, when developing the estimates of (i) the engineering projects and the total expected costs to carry out all de-characterization projects related to the dams, and (ii) valuation of the costs related to the agreements entered and under negotiation by the Company. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate management’s valuation and significant assumptions used. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in evaluating the audit evidence obtained from these procedures.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s estimates of cost and provision recorded in relation to the Brumadinho’s Dam failure. These procedures also included, among others, evaluating the methods and significant assumptions used by management in developing these estimates and cost provisions, and the assessment of future costs in accordance with the agreements reached and under negotiation, and whether these were consistent with internal and external evidence available or obtained in other areas of the audit. The work of management’s specialists was used in performing the procedures to evaluate the reasonableness of these estimates. As a basis for using this work, the specialists’ qualifications and objectivity were understood, as well as the methods and assumptions used by the specialists. The procedures also included tests of the data used by the management´s specialist and an understanding of the specialists’ findings. In addition, professionals with specialized skill and knowledge were used to assist in evaluating the reasonableness of the assumptions used in the engineering projects set out by management.

5

Assessment of impairment for long-lived non-financial assets

As described in Note 20 to the consolidated financial statements, the Company’s management performs on an annual basis an impairment test of goodwill, as well as evaluates impairment indicators for the long-lived non-financial assets, such as intangible, property plant and equipment and investments in associate companies and joint ventures. Potential impairment is identified by management when comparing the higher of the fair value less costs to disposal (“FVLCD”) of a cash-generating unit (“CGU”) to its carrying value, including goodwill. Fair value less cost of disposal is estimated by management using a discounted cash flow techniques. As part of this assessment, the Company estimates future cash flows expected to arise from the continued use of each CGU from a market participant’s perspective, including any expansion prospects, considering different internal and external factors, as well as significant judgments and assumptions relating to (i) mineral reserves and mineral resources measured by management’s specialists; (ii) costs and capital investments; (iii) long-term future metal prices; (iv) future production volumes; and (v) discount rates. During 2019, the Company has carried out an impairment test for the coal business and for the New Caledonian business, which led to an impairment charge of US$ 1,691 million and US$ 2,511 million, respectively.

The principal considerations for our determination that performing procedures relating to impairment tests for long-lived non-financial assets is a critical audit matter are there were significant judgments by management when developing the FVLCD of each CGU, including the use of specialists when developing the estimates of mineral reserves and mineral resources. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate management’s cash flow projections and significant assumptions, including long-term future metal prices, future production volumes, discount rates and mineral reserves and mineral resources. In addition, the audit effort involved the use of professionals with specialized skills and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of the controls related to management’s long-lived non-financial assets impairment assessment and calculation of the FVLCD for each CGU. These procedures also included, among others, evaluating the appropriateness of the discounted cash flow model, testing management’s process for developing the fair value estimate; testing the completeness and accuracy of the underlying data used in the model and evaluating the significant assumptions used by management. Evaluating these significant assumptions involved evaluating whether the assumptions used by management were reasonable considering: (i) the current and past performance of each CGU; (ii) the consistency with external market and industry data; and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. The work of management’s specialists was used in performing the procedures to evaluate the reasonableness of the mineral reserves and mineral resources. As a basis for using this work, the specialists’ qualifications and objectivity were understood, as well as the methods and assumptions used by the specialists. The procedures also included tests of the data used by the specialist and an evaluation of the specialists’ findings. In addition, professionals with specialized skills and knowledge were used to assist in the evaluation of the appropriateness of the Company’s discounted cash flow model, the reasonableness of the long-term future metal prices and the discount rate.

6

Tax litigation

As described in Note 28 to the consolidated financial statements, the Company has recorded provision for tax litigations of US$ 696 million and has disclosed contingent liabilities related to tax litigation of US$ 8,395 million. The Company recognizes a provision for tax litigation in the consolidated financial statements for the resolution of pending litigation when the Company has a present obligation as a result of a past event and management determines that a loss is probable, and the amount of the loss can be reasonably estimated, with the support of management’s specialists. No provision for tax litigation is recognized in the consolidated financial statements for unfavorable outcomes when, after assessing the information available, (i) management concludes that it is not probable that a loss has been incurred in any of the pending litigation; or (ii) management is unable to estimate the loss or range of loss for any of the pending matters. In case of income tax pending litigations, management determines whether is probable or not that taxation authority will accept the uncertain tax treatment. If the Company concludes it is not probable that taxation authority will accept the uncertain tax treatment, a provision for income tax is recognized. The Company also discloses the contingency in circumstances where management concludes (i) no loss is probable or reasonably estimable, but it is reasonably possible that a loss may be incurred or, (ii) in case of income tax pending litigations, is probable that the taxation authority will accept the uncertain tax treatment.

The principal considerations for our determination that performing procedures relating to tax litigation are a critical audit matter are there were significant judgments by management when assessing the likelihood and magnitude of a provision and when determining whether a reasonable estimate of the loss or range of loss and possible outcomes for each tax litigation claim can be made, including the use of management´s specialists. This, in turn, led to a high degree of auditor judgment, subjectivity and effort in evaluating management’s assessment of the loss contingencies associated with tax litigation claims. In addition, the audit effort involved the use of professionals with specialized skills and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s evaluation of tax litigation claims, including controls over determining whether a loss is probable and whether the amount of loss can be reasonably estimated, or whether it is probable the taxation authority will not accept the income tax pending litigation, as well as financial statement disclosures. These procedures also included, among others, obtaining and evaluating the letters of audit inquiry with internal and external legal counsel, evaluating the reasonableness of management’s assessment regarding unfavorable outcomes and evaluating the sufficiency of the Company’s tax litigation contingencies disclosures. The work of management’s specialists was used in performing the procedures to evaluate the reasonableness of the estimates related to the tax litigation claims. As a basis for using this work, the specialists’ qualifications and objectivity were understood, as well as the methods and assumptions used by the specialists. The procedures also included an evaluation of the specialists’ findings. In addition, professionals with specialized skills and knowledge were used to assist in the evaluation of the reasonableness of the estimate or range of loss and possible outcomes the main tax litigation claims.

/s/ PricewaterhouseCoopers Auditores Independentes

Rio de Janeiro, RJ, Brazil

February 20, 2020

We have served as the Company’s auditor since 2019.

7

Management’s Report on Internal Control over Financial Reporting

The management of Vale S.A (Vale) is responsible for establishing and maintaining adequate internal control over financial reporting.

The Vale’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, and that the degree of compliance with the policies or procedures may deteriorate.

Vale’s management has assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2019 based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on such assessment and criteria, Vale’s management has concluded that the company’s internal control over financial reporting are effective as of December 31, 2019.

The effectiveness of the company’s internal control over financial reporting as of December 31, 2019 has been audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, as stated in their report which appears herein.

February 20, 2020.

Eduardo de Salles Bartolomeo

Chief Executive Officer

Luciano Siani

Chief Financial Officer and Investors Relations

8

Consolidated Income Statement

In millions of United States dollars, except earnings per share data

		Year ended December 31
	Notes	2019	2018	2017
Continuing operations
Net operating revenue	4(d)	37,570	36,575	33,967
Cost of goods sold and services rendered	5(a)	(21,187)	(22,109)	(21,039)
Gross profit		16,383	14,466	12,928

Operating expenses
Selling and administrative expenses	5(b)	(487)	(523)	(531)
Research and evaluation expenses		(443)	(373)	(340)
Pre-operating and operational stoppage		(1,153)	(271)	(413)
Brumadinho event	3	(7,402)	-	-
Other operating expenses, net	5(c)	(505)	(445)	(420)
		(9,990)	(1,612)	(1,704)
Impairment and disposals of non-current assets	20	(5,074)	(899)	(294)
Operating income		1,319	11,955	10,930

Financial income	6	527	423	478
Financial expenses	6	(3,806)	(2,345)	(3,273)
Other financial items, net	6	(134)	(3,035)	(224)
Equity results and other results in associates and joint ventures	16 and 22	(681)	(182)	(82)
Income (loss) before income taxes		(2,775)	6,816	7,829

Income taxes	8
Current tax		(1,522)	(752)	(849)
Deferred tax		2,117	924	(646)
		595	172	(1,495)

Net income (loss) from continuing operations		(2,180)	6,988	6,334
Net income (loss) attributable to noncontrolling interests		(497)	36	21
Net income (loss) from continuing operations attributable to Vale's stockholders		(1,683)	6,952	6,313

Discontinued operations	14
Loss from discontinued operations		-	(92)	(813)
Loss attributable to noncontrolling interests		-	-	(7)
Loss from discontinued operations attributable to Vale's stockholders		-	(92)	(806)

Net income (loss)		(2,180)	6,896	5,521
Net income (loss) attributable to noncontrolling interests		(497)	36	14
Net income (loss) attributable to Vale's stockholders		(1,683)	6,860	5,507

Earnings (loss) per share attributable to Vale's stockholders:
Basic and diluted earnings (loss) per share:	9
Common share (US$)		(0.33)	1.32	1.05

The accompanying notes are an integral part of these financial statements.

9

Consolidated Statement of Comprehensive Income

In millions of United States dollars

	Year ended December 31
	2019	2018	2017
Net income (loss)	(2,180)	6,896	5,521
Other comprehensive income (loss):
Items that will not be subsequently reclassified to income statement
Translation adjustments	(1,677)	(6,762)	(717)
Retirement benefit obligations	(126)	41	(46)
Fair value adjustment to investment in equity securities	(184)	60	-
Transfer to reserve	-	(16)	-
Total items that will not be subsequently reclassified to income statement, net of tax	(1,987)	(6,677)	(763)

Items that may be subsequently reclassified to income statement
Translation adjustments	1,111	3,899	1,026
Net investments hedge (note 25c)	(74)	(543)	(95)
Cash flow hedge	102	-	-
Transfer of realized results to net income	-	(78)	(11)
Total of items that may be subsequently reclassified to income statement, net of tax	1,139	3,278	920
Total comprehensive income (loss)	(3,028)	3,497	5,678

Comprehensive income (loss) attributable to noncontrolling interests	(512)	(84)	13
Comprehensive income (loss) attributable to Vale's stockholders	(2,516)	3,581	5,665
From continuing operations	(2,516)	3,589	5,696
From discontinued operations	-	(8)	(31)
	(2,516)	3,581	5,665

Items above are stated net of tax and the related taxes are disclosed in note 8.

The accompanying notes are an integral part of these financial statements.

10

Consolidated Statement of Cash Flows

In millions of United States dollars

	Year ended December 31
	2019	2018	2017
Cash flow from operations (a)	15,608	15,330	15,562
Interest on loans and borrowings paid (note 21)	(1,186)	(1,121)	(1,686)
Derivatives received (paid), net	(324)	(67)	(240)
Interest on participative stockholders' debentures paid	(179)	(113)	(135)
Income taxes (including settlement program)	(1,809)	(1,128)	(1,051)
Net cash provided by operating activities from continuing operations	12,110	12,901	12,450

Cash flow from investing activities:
Capital expenditures	(3,704)	(3,784)	(3,831)
Additions to investments	(76)	(23)	(93)
Acquisition of subsidiary, net of cash (note 14)	(926)	-	-
Proceeds from disposal of assets and investments	142	1,481	922
Dividends received from associates and joint ventures	353	245	227
Judicial deposits and restricted cash (note 3)	(1,638)	-	-
Short-term investment (LFTs)	(828)	(50)	(90)
Other investments activities, net (i)	(312)	2,290	(493)
Net cash provided by (used in) investing activities from continuing operations	(6,989)	159	(3,358)

Cash flow from financing activities:
Loans and borrowings from third-parties (note 21)	(2,275)	(6,616)	(7,022)
Payments of leasing (note 2d)	(224)	-	-
Dividends and interest on capital paid to stockholders	-	(3,313)	(1,456)
Dividends and interest on capital paid to noncontrolling interest	(184)	(182)	(126)
Share buyback program	-	(1,000)	-
Transactions with noncontrolling stockholders (note 14)	(812)	(17)	(98)
Net cash used in financing activities from continuing operations	(3,495)	(11,128)	(8,702)

Net cash used in discontinued operations	-	(46)	(252)

Increase in cash and cash equivalents	1,626	1,886	138
Cash and cash equivalents in the beginning of the year	5,784	4,328	4,262
Effect of exchange rate changes on cash and cash equivalents	(60)	(313)	(60)
Effects of disposals of subsidiaries and merger, net of cash and cash equivalents	-	(117)	(12)
Cash and cash equivalents at end of the year	7,350	5,784	4,328

Non-cash transactions:
Additions to property, plant and equipment - capitalized loans and borrowing costs	140	194	370

Cash flow from operating activities:
Income (loss) before income taxes from continuing operations	(2,775)	6,816	7,829
Adjusted for:
Provisions related to Brumadinho (note 3)	6,550	-	-
Equity results and other results in associates and joint ventures	681	182	82
Impairment and disposal of non-current assets	5,074	899	294
Depreciation, amortization and depletion	3,726	3,351	3,708
Financial results, net	3,413	4,957	3,019
Changes in assets and liabilities:
Accounts receivable	(25)	(156)	1,277
Inventories	110	(817)	(339)
Suppliers and contractors (ii)	655	(376)	232
Provision - Payroll, related charges and other remunerations	(94)	(11)	372
Proceeds from streaming transactions (note 7)	-	690	-
Payments related to Brumadinho (note 3) (iii)	(989)	-	-
Other assets and liabilities, net	(718)	(205)	(912)
Cash flow from operations (a)	15,608	15,330	15,562

(i) Includes loans and advances from/to related parties. For the year ended December 31, 2018, includes proceeds received from Nacala project finance (note 31b) in the amount of US$2,572.

(ii) Includes variable lease payments.

(iii) Additionally, the Company has incurred in expenses in the amount of US$730 recognized straight to the income statement, totaling the amount of US$1,719 have already been disbursed by the Company related to the Brumadinho event.

The accompanying notes are an integral part of these financial statements.

11

Consolidated Statement of Financial Position

In millions of United States dollars

	Notes	December 31, 2019	December 31, 2018
Assets
Current assets
Cash and cash equivalents		7,350	5,784
Short-term investments	21	826	32
Accounts receivable	10	2,529	2,648
Other financial assets	13	759	403
Inventories	11	4,274	4,443
Prepaid income taxes		370	543
Recoverable taxes	12	552	883
Others		382	556
		17,042	15,292

Non-current assets
Judicial deposits	28 (c)	3,159	1,716
Other financial assets	13	2,722	3,144
Prepaid income taxes		597	544
Recoverable taxes	12	607	751
Deferred income taxes	8 (a)	9,217	6,908
Others		496	263
		16,798	13,326

Investments in associates and joint ventures	16	2,798	3,225
Intangibles	18	8,499	7,962
Property, plant and equipment	19	46,576	48,385
		74,671	72,898
Total assets		91,713	88,190

Liabilities
Current liabilities
Suppliers and contractors		4,107	3,512
Loans and borrowings	21	1,214	1,003
Leases	2(d)	225	-
Other financial liabilities	13	1,074	1,604
Taxes payable		512	428
Settlement program ("REFIS")	8(d)	431	432
Liabilities related to associates and joint ventures	22	516	289
Provisions	26	1,230	1,363
Liabilities related to Brumadinho	3	1,568	-
De-characterization of dams	3	309	-
Interest on capital		1,571	-
Others		1,088	480
		13,845	9,111
Non-current liabilities
Loans and borrowings	21	11,842	14,463
Leases	2(d)	1,566	-
Other financial liabilities	13	4,372	2,877
Settlement program ("REFIS")	8(d)	3,476	3,917
Deferred income taxes	8(a)	1,882	1,532
Provisions	26	8,493	7,095
Liabilities related to Brumadinho	3	1,415	-
De-characterization of dams	3	2,180	-
Liabilities related to associates and joint ventures	22	1,184	832
Streaming transactions	7	2,063	2,293
Others		402	1,238
		38,875	34,247
Total liabilities		52,720	43,358

Stockholders' equity	30
Equity attributable to Vale's stockholders		40,067	43,985
Equity attributable to noncontrolling interests		(1,074)	847
Total stockholders' equity		38,993	44,832
Total liabilities and stockholders' equity		91,713	88,190

The accompanying notes are an integral part of these financial statements.

12

Consolidated Statement of Changes in Equity In millions of United States dollars

	Share capital	Capital reserve	Profit reserves	Treasury stocks	Other reserves	Cumulative translation adjustments	Retained earnings	Equity attributable to Vale’s stockholders	Equity attributable to noncontrolling interests	Total stockholders' equity
Balance at December 31, 2016	61,614	-	4,203	(1,477)	(1,998)	(23,300)	-	39,042	1,982	41,024
Net income	-	-	-	-	-	-	5,507	5,507	14	5,521
Other comprehensive income	-	-	(158)	-	(36)	352	-	158	(1)	157
Dividends and interest on capital of Vale's stockholders	-	-	(658)	-	-	-	(1,475)	(2,133)	-	(2,133)
Dividends of noncontrolling interest	-	-	-	-	-	-	-	-	(202)	(202)
Acquisitions and disposal of noncontrolling interest	-	-	-	-	(255)	-	-	(255)	(512)	(767)
Capitalization of noncontrolling interest advances	-	-	-	-	-	-	-	-	33	33
Appropriation to undistributed retained earnings	-	-	4,032	-	-	-	(4,032)	-	-	-
Merger of Valepar (note 30)	-	1,139	-	-	-	-	-	1,139	-	1,139
Balance at December 31, 2017	61,614	1,139	7,419	(1,477)	(2,289)	(22,948)	-	43,458	1,314	44,772
Net income	-	-	-	-	-	-	6,860	6,860	36	6,896
Other comprehensive income	-	-	(1,257)	-	134	(2,156)	-	(3,279)	(120)	(3,399)
Dividends and interest on capital of Vale's stockholders	-	-	-	-	-	-	(2,054)	(2,054)	-	(2,054)
Dividends of noncontrolling interest	-	-	-	-	-	-	-	-	(166)	(166)
Acquisitions and disposal of noncontrolling interest	-	-	-	-	-	-	-	-	(229)	(229)
Capitalization of noncontrolling interest advances	-	-	-	-	-	-	-	-	12	12
Appropriation to undistributed retained earnings	-	-	4,806	-	-	-	(4,806)	-	-	-
Share buyback program	-	-	-	(1,000)	-	-	-	(1,000)	-	(1,000)
Balance at December 31, 2018	61,614	1,139	10,968	(2,477)	(2,155)	(25,104)	-	43,985	847	44,832
Loss	-	-	-	-	-	-	(1,683)	(1,683)	(497)	(2,180)
Other comprehensive income	-	-	(428)	-	(298)	(107)	-	(833)	(15)	(848)
Interest on capital of Vale's stockholders	-	-	(1,767)	-	-	-	-	(1,767)	-	(1,767)
Dividends of noncontrolling interest	-	-	-	-	-	-	-	-	(87)	(87)
Acquisitions and disposal of noncontrolling interest	-	-	-	-	343	-	-	343	(1,350)	(1,007)
Capitalization of noncontrolling interest advances	-	-	-	-	-	-	-	-	28	28
Allocation of loss	-	-	(1,683)	-	-	-	1,683	-	-	-
Assignment and transfer of shares (note 30)	-	-	-	22	-	-	-	22	-	22
Balance at December 31, 2019	61,614	1,139	7,090	(2,455)	(2,110)	(25,211)	-	40,067	(1,074)	38,993

The accompanying notes are an integral part of these financial statements.

13

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

1.	Corporate information

Vale S.A. and its direct and indirect subsidiaries (“Vale” or the “Company”) are global producers of iron ore and iron ore pellets, key raw materials for steelmaking, and producers of nickel, which is used to produce stainless steel and metal alloys employed in the production of several products. The Company also produces copper, metallurgical and thermal coal, manganese ore, ferroalloys, platinum group metals, gold, silver and cobalt. The information by segment is presented in note 4.

Vale S.A. (the “Parent Company”) is a public company headquartered in the city of Rio de Janeiro, Brazil with securities traded on the stock exchanges of São Paulo – B3 S.A. (VALE3), New York - NYSE (VALE) and Madrid – LATIBEX (XVALO).

2.	Basis of preparation of the financial statements

a)    Statement of compliance

The consolidated financial statements of the Company (“financial statements”) have been prepared and are being presented in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

b)      Basis of presentation

The financial statements have been prepared on a historical cost basis as adjusted to reflect: (i) the fair value of financial instruments measured at fair value through income statement or at fair value through the statement of comprehensive income; and (ii) impairment of assets.

These financial statements were authorized for issue by the Board of Directors on February 20, 2020.

c)     Functional currency and presentation currency

The financial statements of the Company and its associates and joint ventures are measured using the currency of the primary economic environment in which the entity operates (“functional currency”), which in the case of the Parent Company is the Brazilian real (“R$”). For presentation purposes, these financial statements are presented in United States dollar (“US$”) as the Company believes that this is how international investors analyze the financial statements.

The exchange rates used by the Company to translate its foreign operations are as follows:

	Closing rate			Average rate for the year ended
	2019	2018	2017	2019	2018	2017
US Dollar ("US$")	4.0307	3.8748	3.3080	3.9461	3.6558	3.1925
Canadian dollar ("CAD")	3.1034	2.8451	2.6344	2.9746	2.8190	2.4618
Euro ("EUR" or "€")	4.5305	4.4390	3.9693	4.4159	4.3094	3.6088

14

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

d) Significant accounting policies

Significant accounting policies used in the preparation of these financial statements are disclosed in the respective notes. The accounting policies have been consistently applied to all years presented, except for the adoption of the new accounting standards described as follows:

– IFRIC 23 Uncertainty over income tax treatments – IFRIC 23 became effective for annual periods beginning on or after January 1, 2019 and clarifies the measurement and recognition requirements of IAS 12 Income taxes. It does not apply to taxes or levies outside the scope of IAS 12, nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments. The Interpretation specifically addresses the following: (i) whether an entity considers uncertain tax treatments separately, (ii) the assumptions an entity makes about the examination of tax treatments by tax authorities, and (iii) how an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits, and tax rates.

Upon adoption of the Interpretation, the Company considered whether it has any uncertain tax positions, particularly those relating to the deduction of social security contributions on the net income (“CSLL”) in Brazil, and determined that, although there is an uncertainty that could affect the 2018 year end, it is deemed probable that the Company’s treatments will be accepted by the Brazilian tax authority. Further details in relation to this uncertain tax position is disclosed in note 8.

– IFRS 16 Leases – The Company applied IFRS 16 from January 1, 2019 using the retrospective approach with the cumulative effect recognized as at the date of initial application. Accordingly, the comparative information has not been restated and continues to be presented under IAS 17 and related interpretations. On transitioning to IFRS 16, the lease agreements were recognized in the statement of financial position and measured discounting the remaining minimum contractual payments at the present value, using the Company’s incremental borrowing rate, depending on the remaining lease term.

The Company used the following practical expedients in applying IFRS 16: (i) applied a single discount rate to a portfolio of leases with similar characteristics; (ii) applied the exemption not to recognize right-of-use assets and liabilities for leases with less than 12 months of lease term and/or leases of low-value assets. The payments associated to these leases will be recognized as an expense on a straight-line basis over the lease term; and (iii) used hindsight when determining the lease term, to determine if the contract contains options to extend or terminate the lease.

As a result of IFRS 16 adoption, the Company has changed its accounting policy for lease contracts, except for its mineral leases, as the standard excludes from its scope leases to explore for or use minerals, oil, natural gas and similar non-regenerative resources. Details of these changes are summarized below.

The ferrous minerals produced in Brazil are mainly shipped to Asia. The Company has leased the Ponta da Madeira and Itaguaí maritime terminals in Brazil, that are primarily for the delivery of iron ore and iron ore pellets to bulk carrier vessels. The remaining lease terms are, respectively, 4 and 7 years for the ports in Brazil. Vale also has a lease agreement for a maritime terminal in Oman, which is used to deliver iron ore pellets produced in that location. The remaining lease term is 24 years for the port in Oman.

Some of the delivery of iron ore from Brazil to the Asian clients are made through five time-charter agreements, which have 11 years remaining lease term on average.

As part of the ferrous minerals segment, the Company also has long-term agreements for the exploration and processing of iron ore with its joint ventures, such as the agreements to lease the pelletizing plants in Brazil. These lease agreements contain variable payment terms based on the pellet production.

In addition, the Company leases an oxygen plant dedicated to the base metals operation, as part of its nickel operation run in Canada. The remaining period of this lease agreement is 11 years.

The Company also has a long-term contract related to the right of use of certain locomotives dedicated to the transportation of coal in Mozambique, which has a remaining lease term of 7 years.

Vale has leased properties for its operational facilities and commercial and administrative offices in the various locations where the Company conducts its business.

15

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Following are the discount rates applied in discounting the lease liabilities at present value:

Discount rate
Ports	3% to 6%
Vessels	3% to 6%
Pellets plants	3% to 6%
Properties	3% to 7%
Energy plants	4% to 5%
Locomotives	7%
Mining equipment	4% to 6%

Until December 31, 2018, the lease arrangements were classified as operating leases and were not recognized in the Company’s statement of financial position. The contractual payments were recognized in the income statement on a straight-line basis over the term of the lease.

Following are the lease liabilities recognized under IFRS 16 reconciled to the disclosed operating lease commitments under IAS 17, as at December 31, 2018:

	Lease commitments disclosed on December 31, 2018	Contracts scoped out	Present value adjustment	Lease liability recognized on January 1, 2019
Ports	1,131	-	(364)	767
Vessels	769	(1)	(164)	604
Pellets plants	218	(15)	(52)	151
Properties	162	(1)	(24)	137
Energy plants	94	-	(29)	65
Locomotives	68	(7)	(16)	45
Mining equipment	55	(18)	(5)	32
Total	2,497	(42)	(654)	1,801

The lease liability is presented on the statement of financial position as “Leases” and the accounting policy related to leases is disclosed in note 19. The total amount of the variable lease payments not included in the measurement of lease liabilities, which have been recognized straight to the income statement, for the year ended December 31, 2019 was US$560. The interest accretion recognized in the income statement is disclosed in note 6.

16

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Changes in the recognized right-of-use assets and leases liabilities are as follows:

	Assets
	January 1, 2019	Additions and contract modifications (i)	Impairment (ii)	Depreciation	Translation adjustment	December 31, 2019
Ports	767	13	-	(41)	(5)	734
Vessels	604	28	-	(50)	-	582
Pellets plants	151	60	-	(35)	(15)	161
Properties	137	42	(16)	(30)	-	133
Energy plants	65	4	-	(7)	2	64
Locomotives	45	-	(39)	(6)	-	-
Mining equipment	32	-	-	(14)	-	18
Total	1,801	147	(55)	(183)	(18)	1,692

	Liabilities
	January 1, 2019	Additions and contract modifications (i)	Payments	Interest	Translation adjustment	December 31, 2019
Ports	767	13	(55)	31	(6)	750
Vessels	604	28	(74)	22	-	580
Pellets plants	151	60	(36)	8	(8)	175
Properties	137	42	(34)	7	-	152
Energy plants	65	4	(7)	4	5	71
Locomotives	45	-	(8)	3	-	40
Mining equipment	32	-	(10)	1	-	23
Total	1,801	147	(224)	76	(9)	1,791

(i) Additions mainly relates to new administrative offices lease and to renewal of the contract with Nibrasco, a pelletizing plant, which expires in December 2022.

(ii) Relates to the impairment of coal business assets, which resulted in the provision for loss of properties e and locomotive right of use assets. Further details in relation to the impairment is disclosed in note 20.

The annual minimum payments are presented as follows:

	2020	2021	2022	2023	2024 onwards	Total
Ports	59	59	59	58	851	1,086
Vessels	67	65	63	62	465	722
Pellets plants	35	31	31	11	110	218
Properties	42	37	22	18	64	183
Energy plants	7	7	7	7	64	92
Locomotives	8	8	8	8	23	55
Mining equipment	7	6	6	4	4	27
Total	225	213	196	168	1,581	2,383

The amount in the table above presents the undiscounted lease obligation by maturity date. The lease liability disclosed as "leases" in the balance sheet is measured at the present value of such obligations.

17

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

f) Critical accounting estimates and judgments

The preparation of financial statements requires the use of critical accounting estimates and the application of judgment by management in applying the Company’s accounting policies. These estimates are based on the experience, best knowledge, information available at the statement of financial position date and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Changes in facts and circumstances may lead to the revision of these estimates. Actual future results may differ from estimates.

The significant estimates and judgments applied by the Company in the preparation of these financial statements are as follows:

Note	Significant estimates and judgments
3	Brumadinho dam failure
7	Deferred revenue
8	Deferred income taxes
15	Consolidation
19	Mineral reserves and mine useful life
20	Impairment of non-current assets
22	Liabilities related to associates and joint ventures
24	Fair values estimate
27	Asset retirement obligation
28	Litigation
29	Employee post-retirement obligations

3.       Brumadinho dam failure

On January 25, 2019, a tailings dam (“Dam I”) failed at the Córrego do Feijão mine, in the city of Brumadinho, state of Minas Gerais. The failure released a flow of tailings debris, destroying some of Vale’s facilities, affecting local communities and disturbing the environment. The tailings released have caused an impact of around 315 km in extension, reaching the nearby Paraopeba River. The dam failure in Brumadinho (“event”) resulted in 270 fatalities or presumed fatalities.

The Córrego do Feijão mine is part of the Paraopeba complex, in the Southern System. Dam I contained approximately 11.7 million cubic meters of iron ore tailings and was inactive since 2016 (that is, without additional tailings disposal). Dam I was raised by building successive layers (“lifts”) above the tailings accumulated in the reservoir, a technique known as the “upstream” method. There are two other raising methods, the ‘‘downstream’’ and ‘‘centerline’’ methods. Each of these methods presents a different risk profile.

The Company has been taking the necessary actions to support the victims and to mitigate and recover the social and environmental damages resulting from the event. Vale has provided support in multiple ways, aiming to ensure the humanitarian assistance to those affected by the dam failure. The Company has been focused on preventing further similar events through the accelerated decommissioning of upstream and some centerline dams.

In addition, Vale has determined the suspension of the Shareholder’s Remuneration Policy and any other resolution related to shares buyback.

As a result of the dam failure, the Company recognized in the income statement a total impact of US$7,402 (R$28,818 million) for the year ended December 31, 2019 to meet its assumed obligations, including de-characterization of the dams, indemnification and donations to those affected by the event, remediation of the affected areas and compensation to the society.

18

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

a) De-characterization of the dams

(a.i) Company’s dams

On January 29, 2019, the Company informed the market and Brazilian authorities the decision to speed up the plan to “de-characterize” all of its tailings dams built under the upstream method (same method as Brumadinho’s dam), located in Brazil. The “de-characterization” means that the structure will be dismantled so the structure is effectively no longer a dam. After the event, the Brazilian National Mining Agency (“Agência Nacional de Mineração – ANM”) set new safety criteria for dams, determining the de-characterization of structures built under the upstream and centerline methods.

Before the event, the decommissioning plans of these dams were based on a method which aimed to ensure the physical and chemical stability of the structures, not necessarily, in all cases, removing in full and potentially processing the tailings contained in the dams. Since the event, the Company has been working to develop detailed de-characterization engineering plan for each of these dams.

The updated plans indicate that for certain of these upstream dams, firstly, the Company will have to reinforce the downstream massive structures, and conclude the de-characterization subsequently, according to the geotechnical and geographic conditions of each of them. It was also considered whether additional containment structures should be built, depending on the safety level of the structure.

Following the Company’s decision and new standards set by ANM, the Company has undertaken an assessment of its dam structures since the event and recorded a provision for the de-characterization of upstream, certain “centerline structures” and dikes that have been identified to date.

Vale has developed engineering projects for these structures and the total expected costs to carry out all de-characterization projects resulted in a provision of US$2,625 (R$10,274 million) recognized in the income statement.

The changes in the provision for the year ended December 31, 2019 are as follows:

2019
Provision recognized	2,625
Payments	(159)
Interest accretion	101
Translation adjustment	(78)
Balance at December 31	2,489

Current liabilities	309
Non-current liabilities	2,180
Liabilities	2,489

The measurement of the costs and recognition of the provision takes into consideration several assumptions and estimates, which rely on factors, for which some are not under the Company’s control. The main critical assumptions and estimates applied considers, among others: (i) volume of the waste to be removed based on historical data available and interpretation of the enacted laws and regulations; (ii) location availability for the tailings disposal; (iii) acceptance by the authorities of the proposed engineering methods and solution; and (iv) updates in the discount rate. Therefore, changes in the critical assumptions and estimates may result in a material change to the amount provided as at December 31, 2019.

(a.ii) Associates and joint ventures upstream dams

Some of our investees also operate similar dam structures and as detailed in the note 22 to these financial statements, the Company recognized a provision of US$257 (R$993 million) during 2019 as “Equity results and other results in associates and joint ventures” in relation to the de-characterization of the Germano tailings dam, owned by Samarco Mineração S.A.

19

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

b) Framework Agreements and donations

The Company has been working together with the authorities and society to remediate the environmental and social impacts of the event. Therefore, the Company has started negotiations and entered into agreements with the relevant authorities and affected people. Vale has also signed an instrument committing to donate to Brumadinho city, other institutions, to the families with missing members or affected by fatalities, to business owners of the region and families that resided in the Self-Saving Zone near to the Brumadinho dam.

Vale has also developed studies and projects to ensure geotechnical safety of the remaining structures at the Córrego do Feijão mine, in Brumadinho, and the removal and proper disposal of the tailings, especially alongside the Paraopeba river. In addition, Vale has set up an exclusive structure for treatment of the rescued animals, enabling emergency care and recovery.

The changes in the provision in the year ended December 31, 2019 are as follows:

2019
Provision for social and economic compensation	2,735
Provision for environmental remediation and compensation	1,190
Payments	(831)
Interest accretion	47
Translation adjustment	(158)
Balance at December 31	2,983

Current liabilities	1,568
Non-current liabilities	1,415
Liabilities	2,983

The total amount of this provision may vary due to the early stage of the ongoing negotiations, timing and scope of the measures currently being discussed, which are subject to the approval and consent by the relevant authorities.

In addition, the Company is under negotiations with the Government of the State of Minas Gerais (“GEMG”) and other relevant authorities for an additional agreement for collective damages indemnification and further compensation for the society and environment. The goal of Vale with a potential agreement would be to provide a stable legal framework for the execution of reparation and compensation, with the suspension of the existing civil lawsuits.

The potential agreement is still very uncertain as it is subject to conclusion of the ongoing negotiations and approval by the Company, the Government of the State of Minas Gerais, Public Prosecutors and other Authorities and Intervenient parties.

Therefore, the provisions recorded in these financial statements do not include the potential outcome of the current negotiation as it is not yet possible to reliably estimate an amount or whether the current negotiations will be successful.

The estimate of the economic impact of a potential agreement will depend on (i) final agreement on the list of reparation and compensation projects, (ii) a detailed assessment of the estimates of the amounts to be spent on the reparation and compensation projects being discussed, (iii) an analysis of the detailed scope of such projects to determine their overlap with the initiatives and amounts already provisioned; and (iv) the timing of the execution of projects and disbursements, which will impact the present value of the obligations.

Based on the current terms under discussion, and preliminary estimates subject to the uncertainties listed above, such possible agreement might result in an additional provision ranging from US$1 billion (R$4 billion) to US$2 billion (R$8 billion). All accounting impacts, if any, will be recorded in the period an agreement is reached.

(b.i) Public Defendants

On April 5, 2019, Vale and the Public Defendants of the State of Minas Gerais formalized an agreement under which those affected by the Brumadinho’s Dam failure may join an individual or family group out-of-Court settlement agreements for the indemnification of material, economic and moral damages. This agreement establishes the basis for a wide range of indemnification payments, which were defined according to the best practices and case law of Brazilian Courts.

20

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

(b.ii) Public Ministry of Labor

On July 15, 2019, Vale signed a final agreement with the Public Ministry of Labor to indemnify the direct and third-party employees of the Córrego do Feijão mine who were affected by the termination of this operation.

Under the terms of the final agreement, Vale will either maintain the jobs of its direct employees and third-party employees until January 25, 2023 or convert this benefit into a cash compensation. The agreement also includes indemnification payments to the relatives of the fatal victims of the event, which may vary depending on their relationship with the victims, and a lifelong medical insurance benefit to the widows and widowers and a similar benefit to the dependents of the victims until they are 25 years old.

In addition, the agreement set a collective moral damage indemnification payment in the amount of US$104 (R$400 million), which has been fully paid in 2019.

(b.iii) Brazilian Federal Government, State of Minas Gerais, Public Prosecutors

On February 20, 2019, Vale entered into a judicial preliminary agreement with the State of Minas Gerais, Federal Government, the Public Prosecutors of the State of Minas Gerais, the Federal Public Prosecutors and the Public Defenders of the State of Minas Gerais and representatives of Public Authorities in which the Company commits to make, subject to registration, emergency indemnification payments to the residents of Brumadinho and the communities that are located downstream up to one kilometer from the Paraopeba river bed, from Brumadinho to the city of Pompéu. Due to this agreement, the Company anticipated the indemnities through monthly payments, according to the age of the beneficiary and other factors, during a 12-month period.

On November 28, 2019, the extension of emergency indemnification payments was ratified to those affected by the dam rupture for 10 months, starting from January 25, 2020.

(b.iv) Environmental remediation and compensation

On July 8, 2019, Vale has entered into an agreement with Companhia de Saneamento de Minas Gerais (“COPASA”) to implement several actions to clean up the affected areas and to upgrade the retention water system alongside the Paraopeba River and some other water collection points nearby the affected area. In addition, the Company mobilized the dredging of part of the material released, including cleaning and de-sanding of the Paraopeba river channel.

c) Incurred expenses

The Company has incurred in expenses, which do not qualify for provision and have been recognized straight to the income statement, in the amount of US$730 (R$2,903 million) for the year ended December 31, 2019. These expenses include communication services, accommodation and humanitarian assistance, equipment, legal services, water, food aid, taxes, among others.

d) Operation stoppages

The Company has suspended some operations due to judicial decisions or technical analysis performed by the Company on its upstream dam structures. The Company recorded a loss of US$759 (R$2,997 million) related to the operational stoppage and idle capacity of the ferrous mineral segment as “Pre-operating and operational stoppage” for the year ended December 31, 2019. During 2019, certain operations have partially returned and the Company is working on legal and technical measures to resume all operations at full capacity.

e) Assets write-off

Following the event and the decision to speed up the de-characterization of the upstream dams, the Company recognized a loss of US$235 (R$904 million) as “Impairment and disposal of non-current assets” for the year ended December 31, 2019 in relation to the assets write-off of the Córrego do Feijão mine and those related to the other upstream dams in Brazil.

21

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

f) Contingencies and other legal matters

Vale is subject to significant contingencies due to the Brumadinho dam failure. Vale has already been named on several judicial and administrative proceedings brought by authorities and affected people and is currently under investigations. Vale is evaluating these contingencies and would recognize a provision based on the updates on the stage of these claims.

Following these contingencies, approximately US$1,608 (R$6,480 million) of the Company's assets are restricted as at December 31, 2019, of which approximately US$125 (R$504 million) of the Company’s bank accounts are restricted and US$1,483 (R$5,976 million) were converted into judicial deposits.

For the Brumadinho event, the Company has additional guarantees in the amount of US1,396 (R$5,626 million), which were presented in court and used to release the respective judicial deposit during the year ended December 31, 2019. The expenses related to these additional guarantees in the amount of US$9 (R$36 million) was recorded as financial expense in the Company's income statement for the year ended December 31, 2019.

(f.i) Administrative sanctions

The Company was notified of the imposition of administrative fines by the Brazilian Institute of the Environment and Renewable Natural Resources (“IBAMA”), in the amount of US$62 (R$250 million), which the Company expects to settle through environmental projects. Furthermore, the Secretary for Environment – SEMA Brumadinho imposed administrative fines, in the total amount of US$45 (R$181 million). Both amounts are also recorded as at December 31, 2019.

(f.ii) U.S. Securities class action suits

Vale and certain of its officers and former officers have been named defendants in civil putative class action suits, under U.S. federal securities laws, brought before federal courts in New York by holders of our securities. These complaints were consolidated through an amended complaint brought by the Lead Plaintiff on October 25, 2019 before the United States District Court for the Eastern District of New York.

The Lead Plaintiff alleges that we made false and misleading statements or omitted to make disclosures concerning the risks of the operations of Dam I in the Córrego de Feijão mine and the adequacy of the related programs and procedures.  The Lead Plaintiff has not specified an amount of alleged damages in these actions.  On December 13, 2019, the Company made a motion to dismiss the amended complaint.

Vale intends to defend against this action and mount a full defense against these claims. Based on the assessment of the Company´s legal consultants and given its preliminary status, the expectation of loss of this proceeding is classified as possible. However, given the preliminary status of the action, it is not possible at this time to determine a reliable estimate of the potential exposure.

g) Insurance

The Company is negotiating with insurers under its operational risk and civil liability, but these negotiations are still at a preliminary stage. Any payment of insurance proceeds will depend on the coverage definitions under these policies and assessment of the amount of loss. Due to uncertainties, no indemnification to the Company was recognized in Vale’s financial statements.

Accounting policy

Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period. The discount rate used to determine the present value is a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognized as interest expense. Provisions are not recognized for future operating losses.

22

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Critical accounting estimates and judgments

The measurement of the provision requires the use of significant judgements, estimates and assumptions. The provision reflects the estimated costs to comply with Vale’s obligation in relation to the event. The provision may be affected by factors including, but not limited to: (i) changes in laws and regulations; (ii) changes in the current estimated market price of the direct and indirect cost related to products and services, (iii) changes in timing for cash outflows, (iv) changes in the technology considered in measuring the provision, (v) number of individuals entitled to the indemnification payments, (vi) resolution of existing and potential legal claims, (vii) demographic assumptions, (viii) actuarial assumptions, and (ix) updates in the discount rate.

Therefore, future expenditures may differ from the amounts currently provided because the realized assumptions and various other factors are not always under the Company’s control. These changes to key assumptions could result in a material impact to the amount of the provision in future reporting periods. At each reporting period, the Company will reassess the key assumptions used in the preparation of the projected cash flows and will adjust the provision, if required.

4.        Information by business segment and by geographic area

The Company operated the following reportable segments during this year: Ferrous Minerals, Base Metals and Coal. The segments are aligned with products and reflect the structure used by Management to evaluate Company’s performance. The responsible bodies for making operational decisions, allocating resources and evaluating performance are the Executive Boards and the Board of Directors. The performance of the operating segments is assessed based on a measure of adjusted EBITDA.

The information presented to the Executive Board on the performance of each segment is derived from the accounting records, adjusted for reallocations between segments.

The main activities of the operating segments are as follows:

Ferrous minerals – comprise of the production and extraction of iron ore, iron ore pellets, manganese, ferroalloys, other ferrous products and its logistic services.

Base metals - include the production and extraction of nickel and its by-products (copper, gold, silver, cobalt, precious metals and others) and copper, as well as its by-products (gold and silver).

Coal – comprise of the production and extraction of metallurgical and thermal coal and its logistic services.

Fertilizers (Discontinued operations) - include the production of potash, phosphate, nitrogen and other fertilizer products (note 14).

In 2019, due to the Brumadinho dam failure, the Company has created the Special Recovery and Development Board, which is in-charge of social, humanitarian, environmental and structural recovery measures that are implemented in Brumadinho and other affected areas. This Board reports to the CEO and assess the costs related to the Brumadinho event. These costs are not directly related to the Company's operating activities and, therefore, were not allocated to any operating segment.

The Company allocate to “Others” the revenues and cost of other products, services, research and development, investments in joint ventures and associates of other business and unallocated corporate expenses.

23

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

a)    Adjusted EBITDA

The definition of Adjusted EBITDA for the Company is the operating income or loss plus dividends received and interest from associates and joint ventures, and excluding the amounts charged as (i) depreciation, depletion and amortization and (ii) impairment and disposal of non-current assets.

	Year ended December 31, 2019
	Net operating revenue	Cost of goods sold and services rendered	Sales, administrative and other operating expenses	Research and evaluation	Pre operating and operational stoppage	Dividends received and interest from associates and joint ventures	Adjusted EBITDA
Ferrous minerals
Iron ore	23,343	(8,778)	(323)	(123)	(750)	29	13,398
Iron ore pellets	5,948	(2,666)	(20)	(16)	(72)	258	3,432
Ferroalloys and manganese	282	(220)	(8)	(2)	(1)	-	51
Other ferrous products and services	432	(324)	-	(1)	-	9	116
	30,005	(11,988)	(351)	(142)	(823)	296	16,997

Base metals
Nickel and other products	4,257	(2,867)	(75)	(44)	(28)	-	1,243
Copper	1,904	(905)	(5)	(43)	(20)	-	931
	6,161	(3,772)	(80)	(87)	(48)	-	2,174

Coal	1,021	(1,638)	1	(30)	-	113	(533)

Brumadinho event	-	-	(7,402)	-	-	-	(7,402)

Others	383	(390)	(506)	(184)	(11)	57	(651)
Total	37,570	(17,788)	(8,338)	(443)	(882)	466	10,585

	Year ended December 31, 2018
	Net operating revenue	Cost of goods sold and services rendered	Sales, administrative and other operating expenses	Research and evaluation	Pre operating and operational stoppage	Dividends received and interest from associates and joint ventures	Adjusted EBITDA
Ferrous minerals
Iron ore	20,354	(9,048)	(76)	(110)	(115)	28	11,033
Iron ore pellets	6,651	(3,393)	(11)	(26)	(19)	154	3,356
Ferroalloys and manganese	454	(290)	(3)	(1)	-	-	160
Other ferrous products and services	474	(313)	(4)	(1)	(1)	7	162
	27,933	(13,044)	(94)	(138)	(135)	189	14,711

Base metals
Nickel and other products	4,610	(3,060)	(47)	(39)	(33)	-	1,431
Copper	2,093	(960)	(4)	(18)	-	-	1,111
	6,703	(4,020)	(51)	(57)	(33)	-	2,542

Coal	1,643	(1,575)	(9)	(21)	-	143	181

Others	296	(263)	(752)	(157)	(21)	56	(841)
Total from continuing operations	36,575	(18,902)	(906)	(373)	(189)	388	16,593

Discontinued operations (Fertilizers)	121	(120)	(4)	-	-	-	(3)
Total	36,696	(19,022)	(910)	(373)	(189)	388	16,590

24

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

	Year ended December 31, 2017
	Net operating revenue	Cost of goods sold and services rendered	Sales, administrative and other operating expenses	Research and evaluation	Pre operating and operational stoppage	Dividends received and interest from associates and joint ventures	Adjusted EBITDA
Ferrous minerals
Iron ore	18,524	(7,950)	11	(88)	(181)	30	10,346
Iron ore pellets	5,653	(2,876)	(9)	(19)	(7)	81	2,823
Ferroalloys and manganese	469	(278)	(8)	-	(4)	-	179
Other ferrous products and services	483	(306)	11	(2)	-	19	205
	25,129	(11,410)	5	(109)	(192)	130	13,553

Base metals
Nickel and other products	4,667	(3,437)	(47)	(49)	(75)	-	1,059
Copper	2,204	(979)	(15)	(13)	-	-	1,197
	6,871	(4,416)	(62)	(62)	(75)	-	2,256

Coal	1,567	(1,354)	(12)	(14)	(4)	179	362

Others	400	(375)	(791)	(155)	(9)	97	(833)
Total of continuing operations	33,967	(17,555)	(860)	(340)	(280)	406	15,338

Discontinued operations (Fertilizers)	1,746	(1,606)	(102)	(12)	(25)	3	4
Total	35,713	(19,161)	(962)	(352)	(305)	409	15,342

Adjusted EBITDA is reconciled to net income (loss) as follows:

From continuing operations

	Year ended December 31
	2019	2018	2017
Net income (loss) from continuing operations attributable to Vale's stockholders	(1,683)	6,952	6,313
Net income (loss) attributable to noncontrolling interests	(497)	36	21
Net income (loss) from continuing operations	(2,180)	6,988	6,334
Depreciation, depletion and amortization	3,726	3,351	3,708
Income taxes	(595)	(172)	1,495
Financial results	3,413	4,957	3,019
Equity results and other results in associates and joint ventures	681	182	82
Dividends received and interest from associates and joint ventures (i)	466	388	406
Impairment and disposal of non-current assets	5,074	899	294
Adjusted EBITDA from continuing operations	10,585	16,593	15,338

(i) Includes remuneration of the financial instrument in the coal segment.

From discontinued operations

	Year ended December 31
	2018	2017
Loss from discontinued operations attributable to Vale's stockholders	(92)	(806)
Loss attributable to noncontrolling interests	-	(7)
Loss from discontinued operations	(92)	(813)
Depreciation, depletion and amortization	-	1
Income taxes	(40)	(102)
Financial results	5	28
Equity results in associates and joint ventures	-	2
Dividends received from associates and joint ventures	-	3
Impairment of non-current assets	124	885
Adjusted EBITDA from discontinued operations	(3)	4

25

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

b)    Assets by segment

	December 31, 2019			December 31, 2018
	Product inventory	Investments in associates and joint ventures	Property, plant and equipment and intangibles (i)	Product inventory	Investments in associates and joint ventures	Property, plant and equipment and intangibles (i)
Ferrous minerals	1,955	1,729	33,528	2,210	1,814	31,377
Base metals	1,354	14	19,893	1,147	14	21,295
Coal	60	-	-	119	317	1,589
Others	2	1,055	1,654	11	1,080	2,086
Total	3,371	2,798	55,075	3,487	3,225	56,347

In December 2019, the Company recognize impairment losses for the coal assets from operations in Mozambique and for the base metals assets from operations in New Caledonia. Further details are disclosed in note 20. In September 2019, upon a favorable decision from the Brazilian Supreme Court (“STF”), the Company resumed Onça Puma operation (base metals), which is comprised of mineral extraction and nickel processing activities. The mineral extraction operations had been suspended since September 2017 and nickel processing activities since June 2019.

	Year ended December 31
	2019			2018			2017
	Capital expenditures (ii)			Capital expenditures (ii)			Capital expenditures (ii)
	Sustaining capital	Project execution	Depreciation, depletion and amortization	Sustaining capital	Project execution	Depreciation, depletion and amortization	Sustaining capital	Project execution	Depreciation, depletion and amortization
Ferrous minerals	1,685	385	2,063	1,569	823	1,672	1,194	1,485	1,709
Base metals	1,225	151	1,351	1,189	34	1,351	960	50	1,590
Coal	240	-	237	132	24	252	73	45	296
Others	10	8	75	6	7	76	4	20	113
Total	3,160	544	3,726	2,896	888	3,351	2,231	1,600	3,708

(i) Goodwill is allocated mainly to ferrous minerals and base metals segments in the amount of US$1,770 and US$1,859 in December 31, 2019 and US$1,841 and US$1,812 in December 31, 2018, respectively.

(ii) Cash outflows.

c)    Assets by geographic area

	December 31, 2019				December 31, 2018
	Investments in associates and joint ventures	Intangible	Property, plant and equipment	Total	Investments in associates and joint ventures	Intangible	Property, plant and equipment	Total
Brazil	2,498	6,496	29,134	38,128	2,604	5,875	29,226	37,705
Canada	-	2,000	10,733	12,733	-	1,956	9,905	11,861
Americas, except Brazil and Canada	242	-	-	242	247	-	-	247
Europe	-	2	900	902	-	-	366	366
Indonesia	-	1	2,761	2,762	-	1	2,776	2,777
Asia, except Indonesia	58	-	995	1,053	374	-	1,025	1,399
New Caledonia	-	-	604	604	-	-	2,796	2,796
Mozambique	-	-	-	-	-	130	1,459	1,589
Oman	-	-	1,449	1,449	-	-	829	829
Other regions	-	-	-	-	-	-	3	3
Total	2,798	8,499	46,576	57,873	3,225	7,962	48,385	59,572

26

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

d)    Net operating revenue by geographic area

	Year ended December 31, 2019
	Ferrous minerals	Base metals	Coal	Others	Total
Americas, except United States and Brazil	523	835	-	-	1,358
United States of America	404	931	-	-	1,335
Germany	1,161	522	-	-	1,683
Europe, except Germany	1,514	1,715	282	-	3,511
Middle East, Africa and Oceania	2,083	20	75	-	2,178
Japan	2,057	426	120	-	2,603
China	17,572	670	-	-	18,242
Asia, except Japan and China	2,032	816	464	-	3,312
Brazil	2,659	226	80	383	3,348
Net operating revenue	30,005	6,161	1,021	383	37,570

	Year ended December 31, 2018
	Ferrous minerals	Base metals	Coal	Others	Total
Americas, except United States and Brazil	820	658	-	-	1,478
United States of America	388	952	-	13	1,353
Germany	1,130	523	-	-	1,653
Europe, except Germany	2,218	1,800	436	-	4,454
Middle East, Africa and Oceania	2,562	25	151	-	2,738
Japan	2,072	508	163	-	2,743
China	14,381	861	-	-	15,242
Asia, except Japan and China	1,798	1,101	767	-	3,666
Brazil	2,564	275	126	283	3,248
Net operating revenue	27,933	6,703	1,643	296	36,575

	Year ended December 31, 2017
	Ferrous minerals	Base metals	Coal	Others	Total
Americas, except United States and Brazil	593	1,009	-	70	1,672
United States of America	355	872	-	83	1,310
Germany	1,097	292	-	-	1,389
Europe, except Germany	1,721	1,985	396	11	4,113
Middle East, Africa and Oceania	1,768	13	171	-	1,952
Japan	1,927	399	130	-	2,456
China	13,442	576	-	-	14,018
Asia, except Japan and China	1,332	1,539	711	-	3,582
Brazil	2,894	186	159	236	3,475
Net operating revenue	25,129	6,871	1,567	400	33,967

Provisionally priced commodities sales – The commodity price risk arises from volatility of iron ore, nickel, copper and coal prices. The Company is mostly exposed to the fluctuations in the iron ore and copper price. The selling price of these products can be measured reliably at each period, since the price is quoted in an active market. The final price of these sales will be determined during the first quarter of 2020.

The sensitivity of the Company’s risk on final settlement of its provisionally priced accounts receivables are presented below:

	December 31, 2019
	Thousand metric tons	Provisional price (US$/tonne)	Change	Effect on Revenue
Iron ore	14,756	90.3	+/-10%	133
Iron ore pellets	537	91.2	+/-10%	5
Copper	99	7,827.0	+/-10%	78

27

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Accounting policy

Revenue is recognized when the control of a good or service transferred to a customer. Since Vale’s sales are under different shipping terms, revenue could be recognized when the product is available at the loading port, loaded on the ship, at the port of discharge or at the customer’s warehouse.

A relevant proportion of Vale’s sales are under Cost and Freight (“CFR”) and Cost, Insurance and Freight (“CIF”) Incoterms, in which the Company is responsible for providing shipping services after the date that Vale transfers control of the goods to the customers. Shipping services for CFR and CIF contracts are considered as a separate performance obligation in which a proportion of the transaction price is allocated and recognized over time as the shipping services are provided.

Generally, the contract payment terms consider the upfront payments or the use of credit letters. The payment terms do not have a significant financing component. In some cases, the sale price is determined on a provisional basis at the date of sale and adjustments to the sale price subsequently occur based on movements in the quoted market or contractual prices up to the date of final pricing.

Revenue is recognized based on the estimated fair value of the total consideration receivable, and the provisionally priced sale mechanism embedded within these sale arrangements has the character of a derivative. Accordingly, the fair value of the final sale price adjustment is re-estimated continuously and changes in fair value are recognized as operational revenue in the income statement.

5.	Costs and expenses by nature

a)    Cost of goods sold and services rendered

	Year ended December 31
	2019	2018	2017
Personnel	2,009	2,278	2,295
Materials and services	3,873	3,957	3,814
Fuel oil and gas	1,392	1,538	1,313
Maintenance	2,797	2,807	3,096
Energy	858	906	963
Acquisition of products	608	513	543
Depreciation and depletion	3,399	3,207	3,484
Freight	4,023	4,306	3,346
Others	2,228	2,597	2,185
Total	21,187	22,109	21,039

Cost of goods sold	20,498	21,526	20,426
Cost of services rendered	689	583	613
Total	21,187	22,109	21,039

b)    Selling and administrative expenses

	Year ended December 31
	2019	2018	2017
Selling	92	95	68
Personnel	181	212	234
Services	85	92	77
Depreciation and amortization	56	62	91
Others	73	62	61
Total	487	523	531

c)    Other operating expenses, net

	Year ended December 31
	2019	2018	2017
Provision for litigations (i)	291	185	169
Profit sharing program (ii)	89	187	149
Disposals of materials and inventories	47	32	17
Others	78	41	85
Total	505	445	420

(i) Includes the change in the expected outcome of probable loss of the lawsuit related to the accident of ship loaders, at the Praia Mole maritime terminal, in Espírito Santo, for the year ended December 31, 2019.

(ii) Refers to profit sharing program for eligible employees. The payment related to the profit sharing of the executives are suspended due to the Brumadinho event described in note 3.

28

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

6.	Financial result

	Year ended December 31
	2019	2018	2017
Financial income
Short-term investments	247	177	176
Others	280	246	302
	527	423	478
Financial expenses
Loans and borrowings gross interest	(989)	(1,185)	(1,697)
Capitalized loans and borrowing costs	140	194	370
Participative stockholders' debentures	(1,475)	(550)	(625)
Interest on REFIS	(154)	(197)	(397)
Interest on lease liabilities	(76)	-	-
Financial guarantees (i)	(353)	23	(222)
Expenses with cash tender offer repurchased	(265)	(273)	(186)
Others	(634)	(357)	(516)
	(3,806)	(2,345)	(3,273)
Other financial items, net
Net foreign exchange gains (losses) - Loans and borrowings	(111)	(2,666)	(249)
Derivative financial instruments	244	(266)	454
Other foreign exchange gains (losses), net	150	419	(218)
Indexation losses, net	(417)	(522)	(211)
	(134)	(3,035)	(224)
Total	(3,413)	(4,957)	(3,019)

(i) In 2019, the Company reassessed the credit risk of certain associates and joint ventures (note 32).

Net investment of foreign operation

Since January 1, 2019, the Company has considered certain long-term loans payable to Vale International S.A., for which settlement is neither planned nor likely to occur in the foreseeable future, as part of its net investment in that foreign operation. The foreign exchange differences arising on the monetary item are recognized in other comprehensive income, in the “Cumulative translation adjustments”, and reclassified from stockholders’ equity to income statement at the moment of the disposal or partial disposal of the net investment. The Company recognized a loss of US$483 (US$319 net of taxes) for the year ended December 31, 2019, in the “Cumulative translation adjustments” in stockholders’ equity.

Accounting policy

Transactions in foreign currencies are translated into the functional currency using the exchange rate prevailing at the transaction date. The foreign exchange gains and losses resulting from the translation at the exchange rates prevailing at the end of the year are recognized in the income statement as “financial income or expense”. The exceptions are transactions related to qualifying net investment hedges or items that are attributable to part of the net investment in a foreign operation, for which gains and losses are recognized in the statement of comprehensive income.

29

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

7.	Streaming transactions

Cobalt streaming

In June 2018, the Company entered into two different agreements, one with Wheaton Precious Metals Corp (“Wheaton”) and the other with Cobalt 27 Capital Corp. (“Cobalt 27”), to sell a stream equivalent to 75% of the cobalt extracted as a by-product from the Voisey’s Bay mine, in Canada, starting on January 1, 2021. Upon completion of the transaction, the Company received an upfront payment of US$690 in cash (US$390 from Wheaton and US$300 from Cobalt 27), which has been recorded as “streaming transactions” in the non-current liabilities. Vale will receive additional payments of 20%, on average, of the market reference price for cobalt, for each pound of finished cobalt delivered.

Gold streaming

In August 2016, the Company amendment the gold transaction entered into to 2013 with Wheaton Precious Metals Corp (“Wheaton”) to include in each contract an additional 25% of the gold extracted as by-product over a lifetime of the Salobo copper mine. Hence, Wheaton holds the rights to 75% of the contained gold in the copper concentrated from the Salobo mine and 70% of the gold extracted as a by-product of the Sudbury nickel mines.

The transactions were bifurcated into two identifiable components (i) the sale of the mineral rights recognized in the income statement under “Other operating income (expenses), net” and, (ii) the contract liability related to the services for gold extraction on the portion in which Vale operates as an agent for Wheaton gold extraction.

Accounting policy

The Company recognizes contract liabilities in the event it receives payments from customers before a sale meets criteria for revenue recognition. Proceeds received under the terms of the streaming transaction are accounted for as “streaming transactions” and included within liabilities.

Contract liability is initially recognized at fair value, net of transaction costs incurred, and is subsequently carried at amortized cost and updated using the effective interest rate method. Contract liability is released in the income statement as the control of the product or service is transferred to the customer.

Critical accounting estimates and judgments

Defining the gain on sale of mineral interest and the contract liabilities portion of the gold transaction requires the use of critical accounting estimates including, but not limited to: (i) allocation of costs between nickel or copper and gold based on relative prices; (ii) expected margin for the independent components (sale of mineral rights and service for gold extraction); and (iii) discount rates used to measure the present value of future inflows and outflows.

30

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

8.	Income taxes

a)   Deferred income tax assets and liabilities

	December 31, 2019	December 31, 2018
Taxes losses carryforward	4,659	4,882
Temporary differences:
Employee post retirement obligations	840	674
Provision for litigation	443	409
Timing differences arising on assets and liabilities (i)	3,246	1,253
Fair value of financial instruments	864	538
Allocated goodwill	(2,640)	(2,328)
Others	(77)	(52)
	2,676	494
Total	7,335	5,376

Assets	9,217	6,908
Liabilities	(1,882)	(1,532)
	7,335	5,376

(i) The changes refer mainly to the recognition of the tax effects of the Brumadinho event in 2019.

Changes in deferred tax are as follows:

	Assets	Liabilities	Deferred taxes, net
Balance at December 31, 2017	6,638	1,719	4,919
Taxes losses carryforward	665	-	665
Timing differences arising on assets and liabilities	152	-	152
Fair value of financial instruments	147	-	147
Allocated goodwill	-	(37)	37
Others	(77)	-	(77)
Effect in income statement	887	(37)	924

Transfers between asset and liabilities	(70)	(70)	-
Translation adjustment	(673)	(102)	(571)
Other comprehensive income	123	22	101

Effect of discontinued operations
Effect in income statement	14	-	14
Transfer to net assets held for sale	(11)	-	(11)
Balance at December 31, 2018	6,908	1,532	5,376
Utilization of taxes losses carryforward	(443)	-	(443)
Timing differences arising on assets and liabilities	2,113	-	2,113
Fair value of financial instruments	328	-	328
Allocated goodwill	-	(210)	210
Others	(91)	-	(91)
Effect in income statement	1,907	(210)	2,117

Transfers between asset and liabilities	252	252	-
Acquisition of subsidiaries (i)	104	250	(146)
Translation adjustment	(187)	47	(234)
Other comprehensive income	233	11	222
Balance at December 31, 2019	9,217	1,882	7,335

(i) Refers to the acquisition of New Steel and Ferrous Resources Limited (note 14).

The tax loss carryforward does not expire in the Brazilian jurisdiction and their compensation is limited to 30% of the taxable income for the year. The local profits of subsidiaries abroad are also taxed in Brazil and there is no restriction on their offset against tax losses generated previously by the foreign entity or by the Parent Company.

31

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

b)    Income tax reconciliation – Income statement

The total amount presented as income taxes in the income statement is reconciled to the statutory rate, as follows:

	Year ended December 31
	2019	2018	2017
Income (loss) before income taxes	(2,775)	6,816	7,829
Income taxes at statutory rate - 34%	944	(2,317)	(2,662)
Adjustments that affect the basis of taxes:
Income tax benefit from interest on stockholders' equity	601	873	728
Tax incentives	189	576	372
Equity results	77	104	35
Additions of tax loss carryforward	25	1,510	99
Unrecognized tax losses of the year	(1,059)	(458)	(432)
Nondeductible effect of impairment	-	(24)	(43)
Others	(182)	(92)	408
Income taxes	595	172	(1,495)

c)	Tax incentives

In Brazil, Vale has tax incentives to partially reduce the income tax generated by the operations conducted in the North and Northeast regions that includes iron ore, pellets, manganese, copper and nickel. The incentive is calculated based on the taxable income of the incentive activity (tax operating income) and takes into account the allocation of tax operating income into different incentives applicable to different tranches of production during the periods specified for each product, usually 10 years. Most of the Company’s incentives are expected to expire up to 2024 and the last recognized tax incentive will expire in 2027. An amount equal to that obtained with the tax saving must be appropriated in retained earnings reserve account in stockholders’ equity, and cannot be distributed as dividends to stockholders.

In addition to those incentives, the amount equivalent to 30% of the income tax due, can be reinvested in the acquisition of new machinery and equipment, subject to subsequent approval by the regulatory agency responsible, Superintendência de Desenvolvimento da Amazônia (“SUDAM”) and/or the Superintendência de Desenvolvimento do Nordeste (“SUDENE”). The reinvestment subsidy is accounted in retained earnings reserve account, which restricts the distribution as dividends to stockholders. This tax incentive will expire in 2023.

Vale is subject to the revision of income tax by local tax authorities in a range up to 10 years depending on jurisdiction where the Company operates.

d)	Income taxes - Settlement program (“REFIS”)

The balance mainly relates to REFIS to settle most of the claims related to the collection of income tax and social contribution on equity gains of foreign subsidiaries and affiliates from 2003 to 2012. At December 31, 2019, the balance of US$3,907 (US$431 classified as current liabilities and US$3,476 classified as non-current liabilities) is due in 106 remaining monthly installments, bearing the SELIC interest rate (Special System for Settlement and Custody), which is the Brazilian federal funds rate, while at December 31, 2018, the balance was US$4,349 (US$432 classified as current liabilities and US$3,917 classified as non-current liabilities).

As at December 31, 2019, the SELIC rate was 4.50% per annum (6.50% per annum at December 31, 2018).

e)	Uncertain tax positions

In 2004, a decision of the Federal Court of Appeals of the 2nd Region (“TRF”) granted to the Company the right to deduct the social security contributions on the net income (“CSLL”) from the taxable corporate income. In 2006, the Brazilian federal tax authorities commenced a rescission action (ação rescisória), seeking the reversal of the 2004 decision. In 2019, “TRF” decided in favour for the rescission action. Following this decision, the Company has filed a motion for clarification and a decision is pending.

Due to the recent developments on this proceeding, the Company has decided to not deduct the “CSLL” from the taxable income prospectively from the 2019 year end. Until December 31, 2018 the uncertainties associated to the deduction of the “CSLL” from the taxable corporate income totaled US$194 (R$783 million) and are not provisioned. The Company determined that, based on its internal and external experts, it is probable that the Company’s treatments will be accepted by the Brazilian tax authority.

32

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

The Company did not identify any other uncertain tax treatments that could result in a liability material to the Company, however, Vale remains subject to income tax examinations for its income taxes generally for fiscal the years from 2014 through 2019.

Accounting policy

The Brazilian corporate tax law requires the taxation on the income generated from foreign subsidiaries and, therefore, income tax charge is calculated using the tax rate enacted at the end of the reporting period in Brazil. The effects of the income tax calculation in the consolidated financial statements are calculated by applying the differential between the Brazilian income tax rate and the local income tax rate of each jurisdiction where the Company’s subsidiaries operate and generate taxable income.

Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and it establishes provisions, where appropriate, on the basis of amounts expected to be paid to the tax authorities. The benefits of uncertain tax positions are recorded only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from taxing authorities.

Deferred income taxes are recognized based on temporary differences between carrying amount and the tax basis of assets and liabilities as well as tax losses carryforwards. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. Deferred income tax is also not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither accounting nor taxable profit or loss. Deferred tax assets and liabilities are offset where there is a legally enforceable right to offset current tax assets and liabilities and where the deferred tax balances relate to the same taxation authority.

The deferred tax assets arising from tax losses and temporary differences are not recognized when it is not probable that future taxable profit will be available against which temporary differences and/or tax losses can be utilized.

Current and deferred tax is recognized in profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in stockholder’s equity. In this case, the tax is also recognized in other comprehensive income or directly in stockholder’s equity, respectively.

Critical accounting estimates and judgments

Significant judgements, estimates and assumptions are required to determine the amount of deferred tax assets that are recognized based on the likely timing and future taxable profits. Deferred tax assets arising from tax losses carryforwards and temporary differences are recognized considering assumptions and projected cash flows. Deferred tax assets may be affected by factors including, but not limited to: (i) internal assumptions on the projected taxable income, which are based on production and sales planning, commodity prices, operational costs and planned capital costs; (ii) macroeconomic environment; and (iii) trade and tax scenarios.

In addition, the Company applies significant judgement in identifying uncertainties over income tax treatments, which could impact the consolidated financial statements. The Company operates in multiple jurisdictions where uncertainties arise in the application of complex tax regulations. Vale and its subsidiaries are subject to reviews of income tax filings and other tax payments, and disputes can arise with the taxing authorities over the interpretation of the applicable laws and regulations.

33

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

9.	Basic and diluted earnings (loss) per share

The basic and diluted earnings (loss) per share are presented below:

	Year ended December 31
	2019	2018	2017
Net income (loss) attributable to Vale's stockholders:
Net income (loss) from continuing operations	(1,683)	6,952	6,313
Loss from discontinued operations	-	(92)	(806)
Net income (loss)	(1,683)	6,860	5,507

Thousands of shares
Weighted average number of shares outstanding - common shares	5,127,950	5,178,024	5,197,432

Basic and diluted earnings (loss) per share from continuing operations:
Common share (US$)	(0.33)	1.34	1.21
Basic and diluted loss per share from discontinued operations:
Common share (US$)	-	(0.02)	(0.16)
Basic and diluted earnings (loss) per share:
Common share (US$)	(0.33)	1.32	1.05

The Company does not have potential outstanding shares or other instruments with dilutive effect on the earnings per share computation.

10.	Accounts receivable

	December 31, 2019	December 31, 2018
Accounts receivable	2,592	2,710
Expected credit loss	(63)	(62)
	2,529	2,648

Revenue related to the steel sector - %	87.33%	85.50%

	Year ended December 31
	2019	2018	2017
Impairment of accounts receivable recorded in the income statement	(1)	(7)	(4)

There is no customer that individually represents more than 10% of the Company’s accounts receivable or revenues.

Accounting policy

Accounts receivable is the total amount due from sale of products and services rendered by the Company. Accounts receivable is recognized at fair value and subsequently measured at amortized cost using the effective interest method, except for component of provisionally priced commodities sales that are subsequently measured at fair value through profit or loss.

The Company applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all accounts receivable. The Company has established a provision matrix that is based on historical credit loss experience, adjusted for forward-looking factors specific to the economic environment and by any financial guarantees related to these accounts receivables.

34

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

11.	Inventories

	December 31, 2019	December 31, 2018
Finished products	2,604	2,797
Work in progress	767	690
Consumable inventory	903	956
Total	4,274	4,443

	Year ended December 31
	2019	2018	2017
Provision (reversal) for net realizable value	24	(4)	86

Finished and work in progress products inventories by segments are presented in note 4(b).

Accounting policy

Inventories are stated at the lower of cost and the net realizable value. The inventory production cost comprises variable and fixed costs, direct and indirect costs of production and are assigned to individual items of inventory on the basis of weighted average costs method. At the end of the reporting period, net realizable value of inventories are assessed and a provision for losses on obsolete or slow-moving inventory may be recognized. The write-downs and reversals are recognized as “Cost of goods sold and services rendered”.

12.	Recoverable taxes

Recoverable taxes are presented net of provisions for losses on tax credits.

	December 31, 2019	December 31, 2018
Value-added tax	484	813
Brazilian federal contributions	659	808
Others	16	13
Total	1,159	1,634

Current	552	883
Non-current	607	751
Total	1,159	1,634

The balance of the provision for loss of value-added tax are presented below:

	December 31, 2019	December 31, 2018
Provision for loss	1,124	700

35

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

13.	Other financial assets and liabilities

	Current		Non-Current
	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
Other financial assets
Assets held for sale (note 14b)	152	-	-	-
Bank accounts restricted	-	-	125	-
Loans	-	-	87	153
Derivative financial instruments (note 25)	288	39	184	392
Investments in equity securities (note 14)	-	-	726	987
Related parties - Loans (note 31)	319	364	1,600	1,612
	759	403	2,722	3,144
Other financial liabilities
Derivative financial instruments (note 25)	94	470	307	344
Related parties - Loans (note 31)	980	1,134	956	960
Financial guarantees (note 32)	-	-	525	166
Participative stockholders' debentures	-	-	2,584	1,407
	1,074	1,604	4,372	2,877

Participative stockholders’ debentures

At the time of its privatization in 1997, the Company issued debentures to then-existing stockholders, including the Brazilian Government. The debentures’ terms were set to ensure that pre-privatization stockholders would participate in potential future benefits that might be obtained from exploration of mineral resources. A total of 388,559,056 debentures were issued with a par value of R$0.01 (one cent of Brazilian Real) and are inflation-indexed to the General Market Price Index (“IGP-M”), as set forth in the Issue Deed.

Holders of participative stockholders’ debentures have the right to receive semi-annual payments equal to an agreed percentage of revenues less value-added tax, transport fee and insurance expenses related to the trading of the products, from certain identified mineral resources that the Company owned at the time of the privatization. This obligation will cease when all the relevant mineral resources are exhausted, sold or otherwise disposed of by the Company. The Company made available for withdrawal as remuneration the amount of US$195 and US$148, respectively, for the year ended December 31, 2019 and 2018.

14.	Acquisitions and divestitures

a)   Business combinations

Ferrous Resources Limited - On August 1, 2019 the Company acquired 100% of the share capital of Ferrous Resources Limited (“Ferrous”), a company that currently owns and operates iron ore mines nearby some Company’s operations in Minas Gerais, Brazil for cash consideration of US$525. Ferrous has been acquired to gain access to additional reserves for the Company.

The fair values of identifiable assets acquired and liabilities assumed as a result of the acquisition are as follows:

August 1, 2019
Acquired assets	706
Cash and cash equivalents	95
Accounts receivable	29
Inventories	10
Intangibles	5
Property, plant and equipment	427
Others	140
Assumed liabilities	(216)
Net identifiable assets acquired	490
Fair value adjustment on PP&E	52
Deferred tax liability	(17)
Total identifiable net assets at fair value	525

36

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

August 1, 2019
Cash consideration transferred	525
(-) Balances acquired
Cash and cash equivalents	95
Net cash outflow	430

New Steel - On January 24, 2019 the Company acquired 100% of the share capital of New Steel Global N.V. (“New Steel”) and gained its control for the total cash consideration of US$496. New Steel is a company that develops processing and beneficiating technologies for iron ore through a completely dry process.

The consideration paid is mainly attributable to the research and development project for processing and beneficiating iron ore, which is expected to be used on the Company’s pelletizing operation. The intangible assets are not subject to amortization until the operational phase is reached. Instead, they are tested for impairment annually, or more frequently when a trigger for impairment has been identified.

The fair values of identifiable assets acquired and liabilities assumed as a result of the acquisition are as follows:

January 24, 2019
Acquired assets	18
Intangibles (note 18)	1
Other assets	17
Net identifiable assets acquired	18
Fair value adjustment of intangible research and development asset (note 18)	723
Deferred tax liability	(245)
Total identifiable net assets at fair value	496

b)    Other acquisitions and divestitures

Henan Longyu – On December 27, 2019 the Company entered into an agreement to sell its 25% interest in Henan Longyu Energy Resources Co., Ltd, a company that operates two coal mines in the province of Henan, China, for the total consideration of US$152. The closing is expected for the first quarter of 2020 upon completion of conditions precedent. The investment is classified as held for sale as “other financial assets” on current assets.

MBR – On December 20, 2019, the Company purchased an additional 36.4% interest in Minerações Brasileiras Reunidas S.A. (“MBR”) held by its related party, for the total consideration of US$812 (R$3,309 million). Following the completion of the transaction, the Company holds 98.3% of MBR’s share capital. Since this transaction did not result in a change of control for the Company, the impact of US$343 arising from the purchase of additional shares was recognized in the Company’s stockholders’ equity, as “Acquisitions and disposal of noncontrolling interet’.

Divestment agreement in compliance with PTVI's Contract of Work - The Company´s subsidiary, PT Vale Indonesia Tbk (“PTVI”), a public company in Indonesia, has an agreement in place dated October 17, 2014 with the government of the Republic of Indonesia to operate its mining licenses which includes a commitment to divest an additional 20% of PTVI’s shares to Indonesian participants (approximately 20% of PTVI’s shares are already registered on the Indonesian Stock Exchange - IDX).

The existing major shareholders, Vale and Sumitomo Metal Mining, Co., Ltd. ("SMM") hold 58.7% and 20.1%, respectively, of PTVI’s issued shares. Vale and SMM have signed a Heads of Agreement with PT Indonesia Asahan Aluminium ("Inalum”), an Indonesian state-owned company, to satisfy the 20% interest divestment obligation in relation to PTVI, proportionally to their interest. Following the transaction, Vale and SMM will hold together approximately 59% of PTVI’s shares.

The Company expects to set and sign the final terms and conditions in the first quarter of 2020 and complete its divestment within six months from the execution of the divestment agreement.

37

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Fertilizers (discontinued operations) - In January 2018, the Company and The Mosaic Company (“Mosaic”) concluded the transaction entered in December 2016, to sell (i) the phosphate assets located in Brazil, except for those located in Cubatão, Brazil; (ii) the control of Compañia Minera Miski Mayo S.A.C., in Peru; (iii) the potassium assets located in Brazil; and (iv) the potash projects in Canada.

The Company received US$1,080 in cash and 34.2 million common shares, corresponding to 8.9% of Mosaic's outstanding common shares after the issuance of these shares totaling US$899, based on the Mosaic’s quotation at closing date of the transaction and a loss of US$55 was recognized in the income statement from discontinued operations. Mosaic’s shares received have been accounted for as a financial investment measured at fair value through other comprehensive income.

In May 2018, the Company concluded the transaction entered with Yara International ASA to sell its assets located in Cubatão, Brazil and received US$255 in cash and a loss of US$69 was recognized in the income statement from discontinued operations.

The results for the years and the cash flows of discontinued operations are presented as follows:

Income statement

	Year ended December 31
	2018	2017
Discontinued operations
Net operating revenue	121	1,746
Cost of goods sold and services rendered	(120)	(1,605)
Operating expenses	(4)	(141)
Impairment of non-current assets	(124)	(885)
Operating loss	(127)	(885)
Financial Results, net	(5)	(28)
Equity results in associates and joint ventures	-	(2)
Loss before income taxes	(132)	(915)
Income taxes	40	102
Loss from discontinued operations	(92)	(813)
Loss attributable to noncontrolling interests	-	(7)
Loss attributable to Vale's stockholders	(92)	(806)

Statement of cash flow

	Year ended December 31
	2018	2017
Discontinued operations
Net cash provided by (used in) operating activities	(37)	87
Net cash used in investing activities	(9)	(305)
Net cash used in financing activities	-	(34)
Net cash used in discontinued operations	(46)	(252)

Nacala Logistic Corridor - In March 2017, the Company concluded the transaction with Mitsui & Co., Ltd. (“Mitsui”) to transfer 50% of its stake of 66.7% in Nacala Logistic Corridor, which comprises entities that holds railroads and port concessions located in Mozambique and Malawi, and sell 15% participation in the holding entity of Vale Moçambique, which holds the Moatize Coal Project, for the amount of US$690.

As a consequence of sharing control of Nacala BV, the Company recognized a gain of US$447 in the income statement related to the sale and the re-measurement at fair value, of its remaining interest at Nacala BV based on the consideration received. The consideration received was recognized in the statement of cash flows in “Proceeds from disposal of assets and investments” in the amount of US$435 and “Transactions with noncontrolling stockholders” in the amount of US$255.

After the conclusion of the transaction, Vale has outstanding loan balances with the related parties Nacala BV and Pangea Emirates Ltd due to the deconsolidation of Nacala Logistic Corridor as disclosed in note 31.

38

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Accounting policy

Business combination - The acquisition method of accounting is used to account for all business combinations, regardless of whether equity instruments or other assets are acquired. The consideration transferred for the acquisition of a subsidiary comprises (i) fair values of the assets transferred; (ii) liabilities assumed of the acquired business; (iii) equity interests issued to the Company; (iv) fair value of any asset or liability resulting from a contingent consideration arrangement, and (v) fair value of any pre-existing equity interest in the subsidiary.

Identifiable assets acquired, and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date. The Company recognizes any non-controlling interest in the acquired entity on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets.

Discontinued operation - The classification as a discontinued operation occurs through disposal, or when the operation meets the criteria to be classified as held for sale if this occurs earlier. A discontinued operation is a component of a Company business comprising cash flows and operations that may be clearly distinct from the rest of the Company and that represents an important separate line of business or geographical area of operations.

The result of discontinued operations is presented in a single amount in the income statement, including the results after income tax of these operations less any impairment loss. Cash flows attributable to operating, investing and financing activities of discontinued operations are disclosed in a separate note.

When an operation is classified as a discontinued operation, the income statements of the prior periods are restated as if the operation had been discontinued since the beginning of the comparative period.

Any noncontrolling interest relating to a group disposal held for sale is presented in the stockholders’ equity and is not reclassified in the statement of financial position.

15.	Subsidiaries

The significant consolidated entities in each business segment are as follows:

	Location	Main activity/Business	% Ownership	% Voting capital	% Noncontrolling interest
Direct and indirect subsidiaries
Companhia Portuária da Baía de Sepetiba	Brazil	Iron ore	100.0%	100.0%	0.0%
Ferrous Resource Limited	Isle of Man	Iron Ore	100.0%	100.0%	0.0%
Mineração Corumbaense Reunida S.A.	Brazil	Iron ore and manganese	100.0%	100.0%	0.0%
Minerações Brasileiras Reunidas S.A. (“MBR”)	Brazil	Iron ore	98.3%	98.3%	1.7%
New Steel Global	Netherlands	Iron ore	100.0%	100.0%	0.0%
Salobo Metais S.A.	Brazil	Copper	100.0%	100.0%	0.0%
PT Vale Indonesia	Indonesia	Nickel	59.2%	59.2%	40.8%
Vale Holdings B.V (i)	Netherlands	Holding and research	100.0%	100.0%	0.0%
Vale Canada Limited	Canada	Nickel	100.0%	100.0%	0.0%
Vale International S.A.	Switzerland	Trading and holding	100.0%	100.0%	0.0%
Vale Malaysia Minerals Sdn. Bhd.	Malaysia	Iron ore	100.0%	100.0%	0.0%
Vale Manganês S.A.	Brazil	Manganese and ferroalloys	100.0%	100.0%	0.0%
Vale Moçambique S.A.	Mozambique	Coal	80.7%	80.7%	19.3%
Vale Nouvelle Caledonie S.A.S.	New Caledonia	Nickel	95.0%	95.0%	5.0%
Vale Newfoundland & Labrador Ltd	Canada	Nickel	100.0%	100.0%	0.0%
Vale Oman Distribution Center LLC	Oman	Iron ore and pelletizing	100.0%	100.0%	0.0%
Vale Oman Pelletizing Company LLC	Oman	Pelletizing	70.0%	70.0%	30.0%
Vale Shipping Holding Pte. Ltd.	Singapore	Iron ore	100.0%	100.0%	0.0%

(i) Vale International Holdings GmbH was merged into Vale Holdings B.V on November 01, 2019.

39

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

As explained in note 14, the Fertilizer Segment is presented as discontinued operations, which includes the following subsidiaries:

	Location	Main activity/Business	% Ownership	% Voting capital	% Noncontrolling interest
Direct and indirect subsidiaries
Compañia Minera Miski Mayo S.A.C.	Peru	Fertilizers	40.0%	51.0%	60.0%
Vale Fertilizantes S.A.	Brazil	Fertilizers	100.0%	100.0%	0.0%
Vale Cubatão Fertilizantes Ltda.	Brazil	Fertilizers	100.0%	100.0%	0.0%

Accounting policy

Consolidation and investments in associates and joint ventures - The financial statements reflect the assets, liabilities and transactions of the Parent Company and its direct and indirect controlled entities (“subsidiaries”). The subsidiaries are consolidated when the Company is exposed or has rights to variable returns from its involvement with the investee and has the ability to direct the significant activities of the investee. Intercompany balances and transactions, which include unrealized profits, are eliminated.

The entities over which the Company has joint control (“joint ventures”) or significant influence, but not control (“associates”) are presented in note 16. Those investments are accounted for using the equity method. For interests in joint arrangements not classified as joint ventures (“joint operations”), the Company recognizes its share of assets, liabilities and net income.

Unrealized gains on downstream or upstream transactions between the Company and its associates and joint ventures are eliminated proportionately to the Company’s interest.

Investments held by other investors in Vale’s subsidiaries are classified as noncontrolling interests (“NCI”). The Company treats transactions with noncontrolling interests as transactions with equity owners of the Company as described in note 17.

For purchases or disposals from noncontrolling interests, the difference between the consideration paid and the proportion acquired of the carrying value of net assets of the subsidiary is directly recorded in stockholders’ equity in “Results from operation with noncontrolling interest”.

Translation from the functional currency to the presentation currency - The income statement and statement of financial position of the subsidiaries for which the functional currency is different from the presentation currency are translated into the presentation currency as follows: (i) assets, liabilities and stockholders’ equity, except for the components described in item (iii) are translated at the closing rate at the statement of financial position date; (ii) income and expenses are translated at the average exchange rates, except for specific significant transactions that, are translated at the rate at the transaction date and; (iii) capital, capital reserves and treasury stock are translated at the rate at each transaction date. All resulting exchange differences are recognized directly in the comprehensive income as “translation adjustments”. When a foreign operation is disposed of or sold, foreign exchanges differences that were recognized in equity are recognized in the income of statement.

16.	Investments in associates and joint ventures

a) Changes during the year

Changes in investments in associates and joint ventures as follows:

	2019	2018
Balance at January 1st,	3,225	3,568
Additions	76	23
Translation adjustment	(111)	(456)
Equity results in income statement	228	305
Equity results in statement of comprehensive income	(4)	-
Fair value adjustment (i)	(163)	-
Dividends declared	(326)	(291)
Transfer to assets held for sale(i)	(152)	-
Others	25	76
Balance at December 31,	2,798	3,225

(i) Refers to fair value adjustment of the investment in Henan Longyu Energy Resources Co., Ltd., which was transferred later to assets held for sale (note 14).

The amount of investments by segments are presented in note 4(b).

40

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Investments in associates and joint ventures (continued)

			Investments in associates and joint ventures		Equity results in the income statement			Dividends received
					Year ended December 31			Year ended December 31
Associates and joint ventures	% ownership	% voting capital	December 31, 2019	December 31, 2018	2019	2018	2017	2019	2018	2017
Ferrous minerals
Baovale Mineração S.A.	50.00	50.00	25	23	4	5	7	-	1	1
Companhia Coreano-Brasileira de Pelotização	50.00	50.00	88	104	48	69	50	62	32	19
Companhia Hispano-Brasileira de Pelotização (i)	50.89	50.89	70	83	37	55	41	50	23	16
Companhia Ítalo-Brasileira de Pelotização (i)	50.90	51.00	65	81	30	60	40	54	32	17
Companhia Nipo-Brasileira de Pelotização (i)	51.00	51.11	150	148	84	126	93	92	67	29
MRS Logística S.A.	48.16	46.75	496	496	50	72	69	29	27	29
VLI S.A.	37.60	37.60	812	857	1	30	29	9	7	19
Zhuhai YPM Pellet Co.	25.00	25.00	23	22	-	-	-	-	-	-
			1,729	1,814	254	417	329	296	189	130
Coal
Henan Longyu Energy Resources Co., Ltd. (note 14)	25.00	25.00	-	317	(2)	16	20	-	-	-
			-	317	(2)	16	20	-	-	-
Base metals
Korea Nickel Corp.	25.00	25.00	14	14	-	1	1	-	-	-
			14	14	-	1	1	-	-	-
Others
Aliança Geração de Energia S.A. (i)	55.00	55.00	470	486	31	25	27	28	25	29
Aliança Norte Energia Participações S.A (i)	51.00	51.00	160	162	4	15	(2)	-	-	-
California Steel Industries, Inc.	50.00	50.00	242	247	23	77	42	29	31	27
Companhia Siderúrgica do Pecém	50.00	50.00	-	-	(69)	(243)	(264)	-	-	-
Mineração Rio do Norte S.A.	40.00	40.00	97	93	15	2	13	-	-	41
Others			86	92	(28)	(5)	(68)	-	-	-
			1,055	1,080	(24)	(129)	(252)	57	56	97
Total			2,798	3,225	228	305	98	353	245	227

(i) Although the Company held a majority of the voting capital, the entities are accounted under the equity method due to the stockholders' agreement where relevant decisions are shared with other parties.

The significant associates and joint ventures of the Company are located in Brazil.

41

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

b) Summarized financial information

The summarized financial information about relevant associates and joint-ventures for the Company are as follow. The stand-alone financial statements of those entities may differ from the financial information reported herein, which is prepared considering Vale’s accounting policies.

	December 31, 2019
	Aliança Geração de Energia	Aliança Norte Energia	CSI	CSP (i)	Pelletizing (ii)	MRS Logística	Nacala Corridor Holding Netherlands B.V.	VLI S.A.
Current assets	215	-	481	438	720	490	384	805
Non-current assets	880	314	344	2,960	315	2,196	4,505	4,507
Total assets	1,095	314	825	3,398	1,035	2,686	4,889	5,312

Current liabilities	99	-	186	985	297	415	516	773
Non-current liabilities	142	-	155	2,675	2	1,242	4,671	2,380
Total liabilities	241	-	341	3,660	299	1,657	5,187	3,153
Stockholders'equity	854	314	484	(262)	736	1,029	(298)	2,159

Net revenue	257	-	997	1,393	583	759	782	1,238
Net income (loss)	57	8	46	(412)	392	103	(49)	2

	December 31, 2018
	Aliança Geração de Energia	Aliança Norte Energia	CSI	CSP (i)	Pelletizing (ii)	MRS Logística	Nacala Corridor Holding Netherlands B.V.	VLI S.A.
Current assets	186	-	489	693	964	263	380	679
Non-current assets	938	318	360	3,062	296	1,826	4,619	3,938
Total assets	1,124	318	849	3,755	1,260	2,089	4,999	4,617

Current liabilities	83	-	186	970	437	360	277	544
Non-current liabilities	158	-	169	2,785	2	699	4,971	1,795
Total liabilities	241	-	355	3,755	439	1,059	5,248	2,339
Stockholders'equity	883	318	494	-	821	1,030	(249)	2,278

Net revenue	248	-	1,389	1,682	911	927	825	1,253
Net income (loss)	45	30	154	(486)	609	150	7	79

(i) Companhia Siderúrgica do Pecém (“CSP”) is a joint venture and its results are accounted for under the equity method, in which the accumulated losses are capped to the Company ́s interest in the investee’s capital based on the applicable law and requirements. That is, after the investment is reduced to zero, the Company does not recognize further losses nor liabilities associated with the investee.

(ii) Aggregate entity information: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização, Companhia Nipo-Brasileira de Pelotização.

Accounting policy

Joint arrangements investments - Joint arrangements are all entities over which the Company has shared control with one or more parties. Joint arrangement investments are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor.

The joint operations are recorded in the financial statements to represent the Company's contractual rights and obligations.

Interests in joint ventures are accounted for using the equity method, after initially being recognized at cost. The Company's investment in joint ventures includes the goodwill identified in the acquisition, net of any impairment loss.

The Company's interest in the profits or losses of its joint ventures is recognized in the income statement and participation in the changes in reserves is recognized in the Company's reserves. When the Company's interest in the losses of an associate or joint venture is equal to or greater than the carrying amount of the investment, including any other receivables, the Company does not recognize additional losses, unless it has incurred obligations or made payments on behalf of the joint venture.

42

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Critical accounting estimates and judgments

Judgment is required in some circumstances to determine whether after considering all relevant factors, the Company has either control, joint control or significant influence over an entity. Significant influence includes situations of collective control.

The Company holds the majority of the voting capital in five joint arrangements (Aliança Geração de Energia S.A., Aliança Norte Energia Participações S.A., Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização), but management have concluded that the Company does not have a sufficiently dominant voting interest to have the power to direct the activities of the entity. As a result, these entities are accounted under equity method due to shareholder’s agreements where relevant decisions are shared with other parties.

17.       Noncontrolling interest

a) Summarized financial information

The summarized financial information, prior to the eliminations of the intercompany balances and transactions, about subsidiaries with material noncontrolling interest are as follow. The stand-alone financial statements of those entities may differ from the financial information reported herein, which is prepared considering Vale’s accounting policies.

	December 31, 2019
	PTVI	VNC	Vale Moçambique S.A.	Others	Total
Current assets	462	169	188
Non-current assets	1,630	604	199
Related parties - Stockholders	84	34	29
Total assets	2,176	807	416

Current liabilities	140	199	320
Non-current liabilities	61	236	147
Related parties - Stockholders	-	344	10,221
Total liabilities	201	779	10,688

Stockholders' equity	1,975	28	(10,272)
Equity attributable to noncontrolling interests	806	1	(1,982)	101	(1,074)

Net income (loss)	67	(2,055)	(3,183)
Net income (loss) attributable to noncontrolling interests	27	(103)	(613)	192	(497)

Dividends paid to noncontrolling interests (i)	-	-	-	184	184

(i)Dividends paid to noncontrolling interests relates to US$162 to Minerações Brasileiras Reunidas and US$21 to Vale Oman Pelletizing.

43

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

	December 31, 2018
	MBR	PTVI	VNC	Vale Moçambique S.A.	Others	Total
Current assets	581	465	202	303
Non-current assets	2,499	1,567	1,922	1,709
Related parties - Stockholders	721	111	56	22
Total assets	3,801	2,143	2,180	2,034

Current liabilities	187	165	141	313
Non-current liabilities	282	153	256	79
Related parties - Stockholders	197	-	766	8,731
Total liabilities	666	318	1,163	9,123

Stockholders' equity	3,135	1,825	1,017	(7,089)
Equity attributable to noncontrolling interests	1,254	745	51	(1,290)	87	847

Net income (loss)	434	58	351	(985)
Net income (loss) attributable to noncontrolling interests	174	24	18	(190)	10	36

Dividends paid to noncontrolling interests (i)	168	-	-	-	14	182

(i) Dividends paid to others noncontrolling interests relates to Vale Oman Pelletizing

	December 31, 2017
	MBR	PTVI	VNC	Vale Moçambique S.A.	Compañia Mineradora Miski Mayo S.A.C. (i)	Others	Total
Net income (loss)	434	(15)	(572)	(659)	(11)
Net income (loss) attributable to noncontrolling interests	174	(6)	(28)	(104)	(6)	(16)	14

Dividends paid to noncontrolling interests (ii)	113	-	-	-	-	13	126

(i) Discontinued operations

(ii) Dividends paid to others noncontrolling interests relates to Vale Oman Pelletizing

44

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

18.       Intangibles

Changes in intangibles are as follows:

	Goodwill	Concessions (i)	Contract right	Software	Research and development project and patents	Total
Balance at December 31, 2017	4,110	4,002	152	229	-	8,493
Additions	-	855	-	7	-	862
Disposals	-	(27)	-	(2)	-	(29)
Amortization	-	(135)	(2)	(99)	-	(236)
Translation adjustment	(457)	(634)	(13)	(24)	-	(1,128)
Balance at December 31, 2018	3,653	4,061	137	111	-	7,962
Cost	3,653	5,043	201	923	-	9,820
Accumulated amortization	-	(982)	(64)	(812)	-	(1,858)
Balance at December 31, 2018	3,653	4,061	137	111	-	7,962
Additions	-	439	-	39	-	478
Disposals	-	(17)	-	-	-	(17)
Amortization	-	(239)	(2)	(66)	-	(307)
Impairment (note 20)	-	(112)	-	(11)	-	(123)
Acquisition of subsidiary	-	3	-	1	724	728
Translation adjustment	(24)	(165)	5	2	(40)	(222)
Balance at December 31, 2019	3,629	3,970	140	76	684	8,499
Cost	3,629	5,090	248	888	684	10,539
Accumulated amortization	-	(1,120)	(108)	(812)	-	(2,040)
Balance at December 31, 2019	3,629	3,970	140	76	684	8,499

(i) Based on technical studies carried out by an independent company and after approval by the regulatory agency (ANTT), the Company reduced the useful life of its railroad tracks in 2019.

a) Goodwill - The goodwill arose from the acquisition of iron ore and nickel businesses. In 2017, the goodwill was recognized on the acquisition of Vale controlling interest by Valepar, based on the expected future returns on the ferrous segment. As the fundamentals are still valid on the date of the merger of Valepar by Vale, the goodwill was fully recognized. The Company has not recognized the deferred taxes over the goodwill, since there are no differences between the tax basis and accounting basis. The Company assesses annually the recoverable amount of the goodwill.

b) Concessions - The concessions refer to the agreements with governments for the exploration and the development of ports and railways. The Company holds railway concessions which are valid over a certain period of time. Those assets are classified as intangible assets and amortized over the shorter of their useful lives and the concession term at the end of which they will be returned to the government.

The technical studies and legal documents on early extension of the Vitória Minas Railroad (EFVM) and Carajás Railroad (EFC) concessions are currently under review by the Federal Court of Audit. Vale awaits the end of the process in the public sphere to submit the proposal, with the required counterparts, to its Board of Directors.

c) Contract right - Refers to intangible identified in the business combination of Vale Canada Limited (“Vale Canada”) and to the usufruct contract between the Company and noncontrolling stockholders to use the shares of Empreendimentos Brasileiros de Mineração S.A. (owner of Minerações Brasileiras Reunidas S.A. shares). The amortization of the right of use will expire in 2037 and Vale Canada's intangible will end in September of 2046.

d) Research and development project and patents - Refers to in-process research and development projects and patents identified in the business combination of New Steel Global N.V. (note 14). The intangible assets of research and development are not subject to amortization until the operational phase is reached.

45

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Accounting policy

Intangibles are carried at the acquisition cost, net of accumulated amortization and impairment charges.

The estimated useful lives are as follows:

Useful life
Railways concessions	3 to 50 years
Usufruct	22 to 31 years
Software	5 years

19.       Property, plant and equipment

Changes in property, plant and equipment are as follows:

	Land	Building	Facilities	Equipment	Mineral properties	Right of use assets	Others	Constructions in progress	Total
Balance at December 31, 2017	718	12,100	11,786	6,893	9,069	-	8,193	6,119	54,878
Additions (i)	-	-	-	-	-	-	-	2,823	2,823
Disposals	(11)	(53)	(93)	(234)	(8)	-	(79)	(92)	(570)
Assets retirement obligation	-	-	-	-	446	-	-	-	446
Depreciation, amortization and depletion	-	(531)	(655)	(847)	(525)	-	(653)	-	(3,211)
Impairment (note 20)	-	(10)	(18)	(21)	-	-	(31)	(104)	(184)
Translation adjustment	(84)	(1,360)	(1,471)	(560)	(864)	-	(990)	(468)	(5,797)
Transfers	12	806	1,687	1,176	381	-	829	(4,891)	-
Balance at December 31, 2018	635	10,952	11,236	6,407	8,499	-	7,269	3,387	48,385
Cost	635	18,267	17,611	12,424	16,717	-	11,697	3,387	80,738
Accumulated depreciation	-	(7,315)	(6,375)	(6,017)	(8,218)	-	(4,428)	-	(32,353)
Balance at December 31, 2018	635	10,952	11,236	6,407	8,499	-	7,269	3,387	48,385
Effects of IFRS 16 adoption (ii)	-	-	-	-	-	1,801	-	-	1,801
Additions (i)	-	-	-	-	-	152	-	4,297	4,449
Disposals	(25)	(84)	(75)	(70)	(164)	(7)	(181)	(25)	(631)
Assets retirement obligation	-	-	-	-	429	-	-	-	429
Depreciation, amortization and depletion	-	(514)	(666)	(866)	(603)	(183)	(671)	-	(3,503)
Impairment (note 20)	-	(577)	(1,113)	(708)	(600)	(55)	(792)	(353)	(4,198)
Acquisition of subsidiary (iii)	62	15	41	46	276	2	-	46	488
Translation adjustment	24	(221)	(275)	(102)	88	(18)	(156)	16	(644)
Transfers	19	416	456	979	336	-	784	(2,990)	-
Balance at December 31, 2019	715	9,987	9,604	5,686	8,261	1,692	6,253	4,378	46,576
Cost	715	18,255	17,170	11,756	17,826	1,875	11,521	4,378	83,496
Accumulated depreciation	-	(8,268)	(7,566)	(6,070)	(9,565)	(183)	(5,268)	-	(36,920)
Balance at December 31, 2019	715	9,987	9,604	5,686	8,261	1,692	6,253	4,378	46,576

(i) Includes capitalized borrowing costs.

(ii) Refers to the recognition of right-of-use assets related to lease agreements in accordance with IFRS 16. Changes in leases by asset class are disclosed in note 2(c).

(iii) Refers mainly to the acquisition of Ferrous Resources Limited (note 14).

Accounting policy

Property, plant and equipment are recorded at the cost of acquisition or construction, net of accumulated depreciation and impairment charges.

Mineral properties developed internally are determined by (i) direct and indirect costs attributed to build the mining facilities, (ii) financial charges incurred during the construction period, (iii) depreciation of other fixed assets used during construction, (iv) estimated decommissioning and site restoration expenses, and (v) other capitalized expenditures during the development phase (phase when the project demonstrates its economic benefit to the Company, and the Company has ability and intention to complete the project).

The depletion of mineral properties is determined based on the ratio between production and total proven and probable mineral reserves.

46

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Property, plant and equipment, other than mineral properties are depreciated using the straight-line method based on the estimated useful lives, from the date on which the assets become available for their intended use and are capitalized, except for land which is not depreciated.

The estimated useful lives are as follows:

Useful life
Buildings	3 to 50 years
Facilities	3 to 50 years
Equipment	3 to 40 years
Others:
Locomotives	12 to 25 years
Wagon	30 to 44 years
Railway equipment	5 to 33 years
Ships	20 years
Others	2 to 50 years

The residual values and useful lives of assets are reviewed at the end of each reporting period and adjusted if necessary.

Expenditures and stripping costs

(i) Exploration and evaluation expenditures - Expenditures on mining research are accounted for as operating expenses until the effective proof of economic feasibility and commercial viability of a given field can be demonstrated. From then on, the expenditures incurred are capitalized as mineral properties.

(ii) Expenditures on feasibility studies, new technologies and others research - The Company also conducts feasibility studies for many businesses which it operates including researching new technologies to optimize the mining process. After these costs are proven to generate future benefits to the Company, the expenditures incurred are capitalized.

(iii) Maintenance costs - Significant industrial maintenance costs, including spare parts, assembly services, and others, are recorded in property, plant and equipment and depreciated through the next programmed maintenance overhaul.

(iv) Stripping Costs - The cost associated with the removal of overburden and other waste materials (“stripping costs”) incurred during the development of mines, before production takes place, are capitalized as part of the depreciable cost of the mineral properties. These costs are subsequently amortized over the useful life of the mine.

Post-production stripping costs are included in the cost of inventory, except when a new project is developed to permit access to a significant ore deposits. In such cases, the cost is capitalized as a non-current asset and is amortized during the extraction of the ore deposits, over the useful life of the ore deposits.

Leases - At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains a lease, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date. The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the lease term or the end of the useful life of the right-of-use asset.

The lease liability is initially measured at the present value of the lease payments, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Lease payments included in the measurement of the lease liability comprise: (i) fixed payments, including in-substance fixed payments; (ii) variable lease payments that depend on an index or a rate; and (iii) the exercise price under a purchase option or renewal option that are under the Company’s control and is reasonably certain to be exercised.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate. When the lease liability is remeasured, a corresponding adjustment is made to the carrying amount of the right-of-use asset or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

47

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Critical accounting estimates and judgments

Mineral reserves - The estimates of proven and probable reserves are regularly evaluated and updated. These reserves are determined using generally accepted geological estimates. The calculation of reserves requires the Company to make assumptions about expected future conditions that are uncertain, including future ore prices, exchange rates, inflation rates, mining technology, availability of permits and production costs. Changes in assumptions could have a significant impact on the proven and probable reserves of the Company.

The estimated volume of mineral reserves is used as basis for the calculation of depletion of the mineral properties, and also for the estimated useful life which is a major factor to quantify the provision for asset retirement obligation, environmental recovery of mines and impairment of long lived asset. Any changes to the estimates of the volume of mine reserves and the useful lives of assets may have a significant impact on the depreciation, depletion and amortization charges and assessments of impairment.

20.        Impairment and onerous contracts

The impairment losses recognized in the year are presented below:

	Income statement
	Impairment
Segments by class of assets	2019	2018	2017
Property, plant and equipment and intangibles
Base metals – nickel	2,511	-	133
Coal	1,691	-	-
Other assets	119	184	138
Impairment of non-current assets	4,321	184	271

Onerous contracts	240	393	-
Disposals of non-current assets	513	322	23
Impairment and disposals of non-current assets	5,074	899	294

a)   Impairment of non-financial assets

The Company has carried out an impairment test for the assets that a triggering event was identified and for goodwill. The recoverable amount of each Cash Generating Unit (“CGU”) under the impairment testing was assessed using fair value less costs of disposal model (“FVLCD”), through discounted cash flow techniques, which is classified as “level 3” in the fair value hierarchy.

The cash flows were discounted using a post-tax discount rate, which represents an estimate of the rate that a market participant would apply having regard to the time value of money and the risks specific to the asset. The Company used its weighted average cost of capital (“WACC”) as a starting point for determining the discount rates, with appropriate adjustments for the risk profile of the countries in which the individual CGU operate.

Iron ore and Pellets - During 2019, the Company did not identify any changes in the circumstances or indicators that would indicate an impairment trigger of the Iron ore and Pellets CGU. However, Management undertook an impairment testing for the goodwill and, based on the net present value of post-tax cash flows discounted at 6.3%, no impairment loss was identified as well. Of the total goodwill (note 18), US$1,770 is allocated to the group of ferrous minerals.

Coal - In 2019, the Company identified that the expected yield of metallurgical coal and thermal coal will not be achieved, mostly due to technical issues on the project and operation of the assets related to this CGU. Management also conducted a detailed review of the mining plan, leading to a significant reduction on the proven and probable reserves. In addition, Management has lowered its long-term price assumption for both metallurgical and thermal coal, based on the current market outlook for coal.

Therefore, the Company has carried out an impairment test for the coal CGU and the assets related to the coal business were impaired in full. As a result, the Company recognized an impairment charge of US$1,691 as at December 31, 2019, based on the net present value of post-tax cash flows discounted at 9.2%.

48

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Base metals, Nickel – The New Caledonian operation has experienced challenging issues throughout 2019, mainly in relation to production and processing. Thus, the Company has revised the business plan of this CGU, reducing the expected production levels of its refined nickel product for remaining useful life of the mine. The new business strategy for this CGU led to an impairment charge of US$2,511 recorded as at December 31, 2019, based on the net present value of post-tax cash flows discounted at 5.2%. The CGU’s carrying amount after the impairment charge is US$404 as at December 31, 2019.

The individual assumptions subject to the most estimation uncertainty for the FVLCD calculation are the nickel price and the discount rate. To illustrate these sensitivities, the carrying value would be fully impaired by an increase to the discount rate of 5.6%, or a reduction of US$1,150 per ton to the nickel long-term price, if all other inputs remained constant.

In 2017, an underground mine in Sudbury (Stobie) that was affected by seismic activities and the cost to repair the asset is deemed not recoverable in the current market conditions. Therefore, the Company has placed this asset on “care and maintenance” and an impairment of US$133 was recognized in the income statement.

Of the total goodwill (note 18), US$1,859 is allocated to the group of nickel CGUs. Although, an impairment loss was recognized in relation to the New Caledonia CGU, the impairment testing over the goodwill demonstrates that there would be no impairment loss in relation to that goodwill allocated to the nickel business, based on the net present value of post-tax cash flows discounted using rates ranging from 5% to 6%.

Other assets – The Company has undertaken a review on the business plan of its biological assets leading to a reduction in the expected operational capacity of these assets. Management has also reviewed its long-term price assumption based on the current market condition. Thus, the Company carried out an impairment test and an impairment loss of US$119 (2018: US$184) was recognized in the income statement.

b)   Onerous contract

In 2019, the Company reviewed its expectation of iron ore production and sales volumes of the Midwest system. Following the revised plan for the upcoming years, the Company has recognized an additional provision of US$240 (2018: US$393) in relation to the costs of certain long-term contracts, with minimum guaranteed volume for fluvial transportation and port structure.

c) Disposals of assets

Refers to non-viable projects and operating assets written off through sale or obsolescence. Additionally, includes assets write-off of the Córrego do Feijão mine and those related to the other upstream dams in Brazil, as described in note 3e.

Accounting policy

Impairment of non-financial assets - Non-financial assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount might not be recoverable. An impairment loss is recognized for the amount by which the asset´s carrying value exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal (“FVLCD”) and value in use (”VIU”).

FVLCD is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset from a market participant’s perspective, including any expansion prospects. VIU model is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form. Value in use is determined by applying assumptions specific to the Company’s continued use and cannot take into account future development. These assumptions are different to those used in calculating fair value and consequently the VIU calculation is likely to give a different result to a FVLCD calculation.

Assets that have an indefinite useful life and are not subject to amortization, such as goodwill, are tested annually for impairment.

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (CGU). Goodwill is allocated to Cash Generating Units or Cash Generating Units groups that are expected to benefit from the business combinations in which the goodwill arose and are identified in accordance with the operating segment.

Non-current assets (excluding goodwill) in which the Company recognized impairment in the past are reviewed whenever events or changes in circumstances indicate that the impairment may no longer be applicable. In such cases, an impairment reversal will be recognized.

Onerous Contracts - For certain long-term contracts, a provision is recognized when the present value of the unavoidable cost to meet the Company’s obligation exceeds the economic benefits that could be received from those contracts.

49

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Critical accounting estimates and judgments

Significant judgements, estimates and assumptions are required to determine whether an impairment trigger has occurred and to prepare the Company’s cash flows. Management uses the budgets approved as a starting point and key assumptions are, but not limited to: (i) mineral reserves and mineral resources measured by internal experts; (ii) costs and investments based on the best estimate of projects as supported by past performance; (iii) sale prices consistent with projections available in reports published by industry considering the market price when appropriate; (iv) the useful life of each cash-generating unit (ratio between production and mineral reserves); and (v) discount rates that reflect specific risks relating to the relevant assets in each cash-generating unit.

These assumptions are susceptible to risks and uncertainties and may change the Company’s projection and, therefore, may affect the recoverable value of assets.

21.       Loans, borrowings, cash and cash equivalents and short-term investments

a)       Net debt

The Company evaluates the net debt with the objective of ensuring the continuity of its business in the long term.

	December 31, 2019	December 31, 2018
Debt contracts in the international markets	10,494	11,783
Debt contracts in Brazil	2,562	3,683
Total of loans and borrowings	13,056	15,466

(-) Cash and cash equivalents	7,350	5,784
(-) Short-term investments	826	32
Net debt	4,880	9,650

b)     Cash and cash equivalents

Cash and cash equivalents includes cash, immediately redeemable deposits and short-term investments with an insignificant risk of change in value. They are readily convertible to cash, part in R$, indexed to the Brazilian Interbank Interest rate (“DI Rate” or “CDI”) and part denominated in US$, mainly time deposits.

c)       Short-term investments

At December 31, 2019, the balance of US$826 is mainly comprised by investments in Financial Treasury Bills (“LFTs”), which are Brazilian government bonds, issued by the National Treasury. LFTs are floating-rate securities, liquid in the secondary markets and subject to a low risk of changes in value.

50

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

d)        Loans and borrowings

As at December 31, 2019 and 2018, loans and borrowings are secured by property, plant and equipment in the amount of US$220 and US$221, respectively.

The securities issued through Vale’s wholly-owned finance subsidiary Vale Overseas Limited are fully and unconditionally guaranteed by Vale.

i)        Total debt

	Current liabilities		Non-current liabilities
	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
Debt contracts in the international markets
Floating rates in:
US$	113	141	2,802	1,832
EUR	-	-	225	229
Fixed rates in:
US$	147	14	6,080	8,368
EUR	-	-	843	859
Other currencies	14	25	106	127
Accrued charges	160	188	4	-
	434	368	10,060	11,415
Debt contracts in Brazil
Floating rates in:
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	650	435	1,677	2,849
Basket of currencies and US$ indexed to LIBOR	44	101	56	100
Fixed rates in:
R$	43	57	45	91
Accrued charges	43	42	4	8
	780	635	1,782	3,048
Total	1,214	1,003	11,842	14,463

The future flows of debt payments, principal and interest, are as follows:

	Principal	Estimated future interest payments (i)
2020	1,012	702
2021	788	641
2022	1,026	608
2023	1,192	568
Between 2024 and 2028	4,483	2,035
2029 onwards	4,344	2,706
Total	12,845	7,260

(i) Based on interest rate curves and foreign exchange rates applicable as at December 31, 2019 and considering that the payments of principal will be made on their contracted payments dates. The amount includes the estimated interest not yet accrued and the interest already recognized in the financial statements.

At December 31, 2019, the average annual interest rates by currency are as follows:

	Average interest rate (i)	Total debt
Loans and borrowings
US$	5.57%	9,370
R$ (ii)	9.38%	2,461
EUR (iii)	3.77%	1,103
Other currencies	3.58%	122
		13,056

(i) In order to determine the average interest rate for debt contracts with floating rates, the Company used the rate applicable at December 31, 2019.

(ii) R$ denominated debt that bears interest at IPCA, CDI, TR or TJLP, plus spread. For a total of US$2,435 the Company entered into derivative transactions to mitigate the exposure to the cash flow variations of the floating rate debt denominated in R$, resulting in an average cost of 3.09% per year in US$.

(iii) Eurobonds, for which the Company entered into derivatives to mitigate the exposure to the cash flow variations of the debt denominated in EUR, resulting in an average cost of 4,29% per year in US$.

51

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

ii) Reconciliation of debt to cash flows arising from financing activities

Loans and borrowings
December 31, 2018	15,466
Additions	3,142
Repayments (i)	(5,417)
Interest paid	(921)
Cash flow from financing activities	(3,196)

Effect of exchange rate	(158)
Interest accretion	944
Non-cash changes	786

December 31, 2019	13,056

(i) The Company conducted a repurchase of certain guaranteed notes issued by Vale a total of US$2,270. Additionally, the Company paid of US$265 as expenses with cash tender offer repurchased.

iii) Credit and financing lines

The revolving credit facilities available today were provided by a syndicate of several global commercial banks. To mitigate liquidity risk, Vale has two revolving credit facilities, which will mature in 2022 and 2024, in the available amount of US$5,000 to assist the short term liquidity management and to enable more efficiency in cash management, being consistent with the strategic focus on cost of capital reduction. As of December 31, 2019 these lines are undrawn.

Accounting policy

Loans and borrowings are initially measured at fair value, net of transaction costs incurred and are subsequently carried at amortized cost and updated using the effective interest rate method. Any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the Income statement over the period of the loan, using the effective interest rate method. The fees paid in obtaining the loan are recognized as transaction costs.

Loans and borrowing costs are capitalized as part of property, plants and equipment if those costs are directly related to a qualified asset. The capitalization occurs until the qualified asset is ready for its intended use. The average capitalization rate is 14%. Borrowing costs that are not capitalized are recognized in the income statement in the period in which they are incurred.

Some of the Company’s debt agreements with lenders contain financial covenants. The primary financial covenants in those agreements require maintaining certain ratios, such as debt to EBITDA and interest coverage. The Company has not identified any instances of noncompliance as at December 31, 2019 and 2018.

52

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

22.       Liabilities related to associates and joint ventures

On November 5, 2015, a rupture has occurred in the Fundão tailings dam, in Mariana (State of Minas Gerais), operated by Samarco Mineração S.A. (“Samarco”), a joint venture controlled by Vale S.A. and BHP Billiton Brasil Ltda. (“BHP”). In March 2016, Samarco and its shareholders entered into a Framework Agreement with governmental authorities, in which Samarco, Vale S.A. and BHP agreed to stablish the Fundação Renova, an entity responsible to develop and implement 42 long-term mitigation and compensation programs.

In addition to the Fundão tailings dam, Samarco owns the Germano dam, which was also built under the upstream method and has been inactive since the Fundão dam rupture.

On October 25, 2019, Samarco obtained the Corrective Operation License for its operating activities in the Germano Complex. Following this authorization, Samarco has obtained all environmental licenses required to restart its operations. Samarco currently expects to restart its operations by the end of 2020.

Fundação Renova

During 2019, Fundação Renova reviewed the estimates of the costs required to mitigate and compensate the impacts from the rupture of Fundão dam. As a result, Vale recognized an additional provision of US$501 (R$1,963 million), which is the present value of the revised estimate in relation to Vale’s responsibility to support Fundação Renova and is equivalent to 50% of Samarco’s additional obligations over the next 11 years.

Overall, the programs rely on future actions, which indicates a broad range of possible estimates. Estimates of mitigation and compensation actions may vary according to the progress of the ongoing programs developed by the Fundação Renova and changes in scope. The amounts disclosed in these interim financial statements have been determined based on Management's best estimates and consider the facts and circumstances known to date.

The contingencies related to the Fundão dam rupture are disclosed in note 28.

Germano dam

Due to the new safety requirements set by ANM, Samarco prepared a project for the de-characterization of this dam. During May 2019, the concept of a project for the de-characterization of the Germano dam was filed. The conceptual project was concluded in August 2019 and is subject to further review and eventual approval by the competent authorities. Accordingly, based on the information available on the preparation of these financial statements, the estimated amount based on the expected cash outflows resulted in an additional provision of US$257 (R$993 million) recognized during 2019.

The changes in the provision to meet the obligations under the agreement related to the Fundão dam rupture and to the de-characterization of Germano dam in the year ended December 31, 2019 and 2018 are as follows:

	2019	2018
Balance at January 1	1,121	996
Payments	(315)	(290)
Interest accretion	200	165
Provision increase	758	403
Translation adjustment	(64)	(153)
Balance at December 31	1,700	1,121

Current liabilities	516	289
Non-current liabilities	1,184	832
Liabilities	1,700	1,121

53

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Samarco’s working capital

In addition to the provision, Vale S.A. made available in the year ended December 31, 2019 and 2018 the amount of US$102 and US$84, respectively, which was fully used to fund Samarco’s working capital. This amount was recognized in Vale´s income statement as an expense in “Equity results and other results in associates and joint ventures”.

During 2020, Vale S.A. may provide a short-term credit facility up to US$267 to support the Samarco’s cash needs, without any binding obligation to Samarco. The availability of funds by the shareholders – Vale S.A. and BHP – is subject to the fulfillment of certain conditions, being deliberated by the shareholders, in the same bases and concomitantly, if required.

Under Brazilian legislation and the terms of the joint venture agreement, Vale does not have an obligation to provide funding to Samarco. Accordingly, Vale’s investment in Samarco was fully impaired and no provision was recognized in relation to the Samarco’s negative equity.

The summarized financial information of Samarco are as follows. The stand-alone financial statements of these entity may differ from the financial information reported herein, which is prepared considering Vale’s accounting policies.

	December 31, 2019	December 31, 2018
Current assets	34	54
Non-current assets	3,940	5,877
Total assets	3,974	5,931

Current liabilities	6,990	6,066
Non-current liabilities	5,527	4,283
Total liabilities	12,517	10,349
Negative reserves	(8,543)	(4,418)

Loss for the year ended	(4,125)	(640)

Insurance

Since the Fundão dam rupture, the Company has been negotiating with insurers the indemnification payments based on its general liability policies. During the 2019, the Company received payments in the amount of US$109 and recognized a gain in the income statement as “Equity results and other results in associates and joint ventures”.

Critical accounting estimates and judgments

The provision related to Fundação Renova requires the use of assumptions that may be mainly affected by: (i) changes in scope of work required under the Framework Agreement as a result of further technical analysis and the ongoing negotiations with the Federal Prosecution Office, (ii) resolution of uncertainty in respect of the resumption of Samarco´s operations; (iii) updates of the discount rate; and (iv) resolution of existing and potential legal claims.

Moreover, the main critical assumptions and estimates applied in the Germano dam provision considers, among others: (i) volume of the waste to be removed based on historical data available and interpretation of the enacted laws and regulations; (ii) location availability for the tailings disposal; and (iii) acceptance by the authorities of the proposed engineering methods and solution.

As a result, future expenditures may differ from the amounts currently provided and changes to key assumptions could result in a material impact to the amount of the provision in future reporting periods. At each reporting period, the Company reassess the key assumptions used by Samarco in the preparation of the projected cash flows and adjust the provision, if required.

54

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

23.       Financial instruments classification

The Company classifies its financial instruments in accordance with the purpose for which they were acquired, and determines the classification and initial recognition according to the following categories:

	December 31, 2019				December 31, 2018
Financial assets	Amortized cost	At fair value through OCI	At fair value through profit or loss	Total	Amortized cost	At fair value through OCI	At fair value through profit or loss	Total
Current
Cash and cash equivalents	7,350	-	-	7,350	5,784	-	-	5,784
Short-term investments	-	-	826	826	-	-	32	32
Derivative financial instruments	-	-	288	288	-	-	39	39
Accounts receivable	2,452	-	77	2,529	2,756	-	(108)	2,648
Related parties	319	-	-	319	364	-	-	364
	10,121	-	1,191	11,312	8,904	-	(37)	8,867
Non-current
Judicial deposits	3,159	-	-	3,159	1,716	-	-	1,716
Bank accounts restricted	125	-	-	125	-	-	-	-
Derivative financial instruments	-	-	184	184	-	-	392	392
Investments in equity securities	-	726	-	726	-	987	-	987
Loans	87	-	-	87	153	-	-	153
Related parties	1,600	-	-	1,600	1,612	-	-	1,612
	4,971	726	184	5,881	3,481	987	392	4,860
Total of financial assets	15,092	726	1,375	17,193	12,385	987	355	13,727

Financial liabilities
Current
Suppliers and contractors	4,107	-	-	4,107	3,512	-	-	3,512
Leases	225	-	-	225	-	-	-	-
Derivative financial instruments	-	-	94	94	-	-	470	470
Loans and borrowings	1,214	-	-	1,214	1,003	-	-	1,003
Interest on capital	1,571	-	-	1,571	-	-	-	-
Related parties	980	-	-	980	1,134	-	-	1,134
	8,097	-	94	8,191	5,649	-	470	6,119
Non-current
Leases	1,566	-	-	1,566	-	-	-	-
Derivative financial instruments	-	-	307	307	-	-	344	344
Loans and borrowings	11,842	-	-	11,842	14,463	-	-	14,463
Related parties	956	-	-	956	960	-	-	960
Participative stockholders' debentures	-	-	2,584	2,584	-	-	1,407	1,407
Financial guarantees	-	-	525	525	-	-	166	166
	14,364	-	3,416	17,780	15,423	-	1,917	17,340
Total of financial liabilities	22,461	-	3,510	25,971	21,072	-	2,387	23,459

55

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

The classification of financial assets and liabilities by currencies are as follows:

	December 31, 2019
Financial assets	R$	US$	CAD	EUR	Other currencies	Total
Current
Cash and cash equivalents	2,822	4,361	41	11	115	7,350
Short-term investments	826	-	-	-	-	826
Derivative financial instruments	111	177	-	-	-	288
Accounts receivable	389	2,121	5	-	14	2,529
Related parties	-	319	-	-	-	319
	4,148	6,978	46	11	129	11,312
Non-current
Judicial deposits	3,159	-	-	-	-	3,159
Bank accounts restricted	125	-	-	-	-	125
Derivative financial instruments	147	37	-	-	-	184
Investments in equity securities	-	726	-	-	-	726
Loans	4	83	-	-	-	87
Related parties	-	1,600	-	-	-	1,600
	3,435	2,446	-	-	-	5,881
Total of financial assets	7,583	9,424	46	11	129	17,193

Financial liabilities
Current
Suppliers and contractors	2,317	989	524	177	100	4,107
Leases	86	110	16	-	13	225
Derivative financial instruments	69	25	-	-	-	94
Loans and borrowings	734	429	16	35	-	1,214
Interest on capital	1,571	-	-	-	-	1,571
Related parties	569	411	-	-	-	980
	5,346	1,964	556	212	113	8,191
Non-current
Leases	329	1,136	89	-	12	1,566
Derivative financial instruments	241	66	-	-	-	307
Loans and borrowings	1,727	8,941	106	1,068	-	11,842
Related parties	-	956	-	-	-	956
Participative stockholders' debentures	2,584	-	-	-	-	2,584
Financial guarantees	525	-	-	-	-	525
	5,406	11,099	195	1,068	12	17,780
Total of financial liabilities	10,752	13,063	751	1,280	125	25,971

56

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

	December 31, 2018
Financial assets	R$	US$	CAD	EUR	Other currencies	Total
Current
Cash and cash equivalents	2,765	2,883	23	12	101	5,784
Short-term investments	1	31	-	-	-	32
Derivative financial instruments	30	9	-	-	-	39
Accounts receivable	447	2,197	4	-	-	2,648
Related parties	-	364	-	-	-	364
	3,243	5,484	27	12	101	8,867
Non-current
Judicial deposits	1,716	-	-	-	-	1,716
Derivative financial instruments	380	12	-	-	-	392
Investments in equity securities	-	987	-	-	-	987
Loans	5	148	-	-	-	153
Related parties	-	1,612	-	-	-	1,612
	2,101	2,759	-	-	-	4,860
Total of financial assets	5,344	8,243	27	12	101	13,727

Financial liabilities
Current
Suppliers and contractors	1,791	1,182	292	141	106	3,512
Derivative financial instruments	389	81	-	-	-	470
Loans and borrowings	532	410	25	36	-	1,003
Related parties	769	365	-	-	-	1,134
	3,481	2,038	317	177	106	6,119
Non-current
Derivative financial instruments	321	23	-	-	-	344
Loans and borrowings	2,948	10,300	127	1,088	-	14,463
Related parties	65	895	-	-	-	960
Participative stockholders' debentures	1,407	-	-	-	-	1,407
Financial guarantees	166	-	-	-	-	166
	4,907	11,218	127	1,088	-	17,340
Total of financial liabilities	8,388	13,256	444	1,265	106	23,459

Accounting policy

The Company classifies financial instruments based on its business model for managing the assets and the contractual cash flow characteristics of those assets. The business model test determines the classification based on the business purpose for holding the asset and whether the contractual cash flows represent only payments of principal and interest.

Financial instruments are measured at fair value through profit or loss (“FVTPL”) unless certain conditions are met that permit measurement at fair value through other comprehensive income (“FVOCI”) or amortized cost. Gains and losses recorded in other comprehensive income for debt instruments are recognized in profit or loss only on disposal.

Investments in equity instruments are measured at FVTPL unless they are eligible to be measured at FVOCI, whose gains and losses are never recycled to profit or loss.

Information about the Company’s exposure to credit risk is set out in note 33.

All financial liabilities are initially measured at fair value, net of transaction costs incurred and are subsequently carried at amortized cost and updated using the effective interest rate method. Excepts for Participative stockholders' debentures and Derivative financial instruments that are measured at fair value through profit or loss.

57

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

24.       Fair value estimate

Due to the short-term cycle, it is assumed that the fair value of cash and cash equivalents balances, financial investments, accounts receivable and accounts payable approximate their book values. For the measurement and determination of fair value, the Company uses various methods including market, income or cost approaches, in order to estimate the value that market participants would use when pricing the asset or liability. The financial assets and liabilities recorded at fair value are classified and disclosed in accordance with the following levels:

Level 1 – Unadjusted quoted prices on an active, liquid and visible market for identical assets or liabilities that are accessible at the measurement date;

Level 2 - Quoted prices (adjusted or unadjusted) for identical or similar assets or liabilities on active markets; and

Level 3 - Assets and liabilities, for which quoted prices, do not exist, or where prices or valuation techniques are supported by little or no market activity, unobservable or illiquid.

a)    Assets and liabilities measured and recognized at fair value:

	December 31, 2019				December 31, 2018
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Short-term investments	826	-	-	826	32	-	-	32
Derivative financial instruments	-	448	24	472	-	136	295	431
Accounts receivable	-	77	-	77	-	(108)	-	(108)
Investments in equity securities	726	-	-	726	987	-	-	987
Total	1,552	525	24	2,101	1,019	28	295	1,342

Financial liabilities
Derivative financial instruments	-	281	120	401	-	636	178	814
Participative stockholders' debentures	-	2,584	-	2,584	-	1,407	-	1,407
Financial guarantees	-	525	-	525	-	166	-	166
Total	-	3,390	120	3,510	-	2,209	178	2,387

There were no transfers between Level 1 and Level 2, or between Level 2 and Level 3 for the year ended in December 31, 2019.

The following table presents the changes in Level 3 assets and liabilities for the year ended in December 31, 2019:

	Derivative financial instruments
	Financial assets	Financial liabilities
Balance at December 31, 2018	295	178
Gain and losses recognized in income statement	36	(33)
Translation adjustments	(25)	(7)
Settlements	(282)	(18)
Balance at December 31, 2019	24	120

58

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Methods and techniques of evaluation

i) Derivative financial instruments

Derivative financial instruments are evaluated through the use of market curves and prices impacting each instrument at the closing dates, detailed in the item "market curves” (note 34).

For the pricing of options, the Company often uses the Black & Scholes model. In this model, the fair value of the derivative is determined basically as a function of the volatility and the price of the underlying asset, the strike price of the option, the risk-free interest rate and the option maturity. In the case of options where payoff is a function of the average price of the underlying asset over a certain period during the life of the option, the Company uses Turnbull & Wakeman model. In this model, in addition to the factors that influence the option price in the Black-Scholes model, the formation period of the average price is also considered.

In the case of swaps, both the present value of the long and short positions are estimated by discounting their cash flows by the interest rate in the related currency. The fair value is determined by the difference between the present value of the long and short positions of the swap in the reference currency.

For the swaps indexed to TJLP, the calculation of the fair value assumes that TJLP is constant, that is, the projections of future cash flows in Brazilian Reais are made considering the last TJLP disclosed.

Forward and future contracts are priced using the future curves of their corresponding underlying assets. Typically, these curves are obtained on the stock exchanges where these assets are traded, such as the London Metals Exchange (“LME”), the Commodity Exchange (“COMEX”) or other providers of market prices. When there is no price for the desired maturity, Vale uses an interpolation between the available maturities.

The fair value of derivatives within level 3 is estimated using discounted cash flows and option model valuation techniques with unobservable inputs of discount rates, stock prices and commodities prices.

ii) Participative stockholders’ debentures - Consist of the debentures issued during the privatization process (note 13), for which fair values are measured based on the market approach. Reference prices are available on the secondary market.

Critical accounting estimates and judgments

The fair values of financial instruments that are not traded in active markets are determined using valuation techniques. Vale uses its own judgment to choose between the various methods. Assumptions are based on the market conditions, at the end of the year.

An analysis of the impact if actual results are different from management's estimates is present on note 34 (sensitivity analysis).

b)       Fair value of financial instruments not measured at fair value

The fair value estimate for level 1 is based on market approach considering the secondary market contracts. For loans allocated to level 2, the income approach is adopted and the fair value for both fixed-indexed rate debt and floating rate debt is determined on a discounted cash flow basis using LIBOR future values and Vale’s bonds curve.

The fair values and carrying amounts of loans and borrowings are as follows:

Financial liabilities	Balance	Fair value	Level 1	Level 2
December 31, 2019
Debt principal	12,845	14,584	8,983	5,601

December 31, 2018
Debt principal	15,228	16,262	10,686	5,576

Libor discontinuation

In July 2017, the UK Financial Conduct Authority (“FCA”), which regulates the London Interbank Offered Rate (“LIBOR”), announced the effective discontinuation of that rate from the end of 2021, as banks will no longer be required to contribute rate quotations. The Company is currently evaluating the potential impact of the eventual replacement of the LIBOR interest rate.

59

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

25.	Derivative financial instruments

a)       Derivatives effects on statement of financial position

	Assets
	December 31, 2019		December 31, 2018
	Current	Non-current	Current	Non-current
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	13	-	9	-
IPCA swap	83	117	7	84
Eurobonds swap	-	-	-	4
Pre-dollar swap	21	8	19	1
	117	125	35	89
Commodities price risk
Nickel	151	9	2	-
Bunker oil, Gasoil and Brent	19	-	1	-
	170	9	3	-

Options - MBR	-	-	-	295
Others	1	50	1	8
	1	50	1	303
Total	288	184	39	392

	Liabilities
	December 31, 2019		December 31, 2018
	Current	Non-current	Current	Non-current
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	48	80	383	98
IPCA swap	13	37	35	47
Eurobonds swap	6	29	5	-
Pre-dollar swap	8	37	10	18
	75	183	433	163
Commodities price risk
Nickel	4	4	8	2
Bunker oil, Gasoil and Brent	7	-	29	-
	11	4	37	2

Options - MBR	-	-	-	16
Conversion options - VLI	-	120	-	162
Others	8	-	-	1
	8	120	-	179
Total	94	307	470	344

b)       Effects of derivatives on the income statement, cash flow and other comprehensive income

	Gain (loss) recognized in the income statement
	Year ended December 31
	2019	2018	2017
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	(39)	(206)	152
IPCA swap	118	(23)	43
Eurobonds swap	(39)	(27)	36
Euro forward	-	-	46
Pre-dollar swap	2	(23)	36
	42	(279)	313
Commodities price risk
Nickel	58	(25)	30
Bunker oil, Gasoil and Brent	42	6	(80)
	100	(19)	(50)

Options - MBR	8	62	135
Conversion options - VLI	35	-	61
Others	59	(30)	(5)
	102	32	191
Total	244	(266)	454

60

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

	Financial settlement inflows (outflows)
	Year ended December 31
	2019	2018	2017
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	(381)	(135)	(181)
IPCA swap	(28)	7	(20)
Eurobonds swap	(5)	(3)	(39)
Pre-dollar swap	8	10	(1)
	(406)	(121)	(241)
Commodities price risk
Nickel	48	8	4
Bunker oil, Gasoil and Brent	2	49	(3)
	50	57	1

Others	21	(3)	-

Derivatives designated as cash flow hedge accounting
Nickel (i)	11	-	-
Total	(324)	(67)	(240)

(i) Refers to the effect of the nickel cash flow hedge transaction recorded as operating revenue.

	Gain recognized in other comprehensive income
	Year ended December 31
	2019	2018	2017
Derivatives designated as cash flow hedge accounting
Nickel	150	-	-
Total	150	-	-

The maturity dates of the derivative financial instruments are as follows:

Last maturity dates
Currencies and interest rates	September 2029
Nickel	December 2021
Brent	December 2020
Gasoil	December 2020
VLI	December 2027
Others	December 2023

c) Hedge in foreign operations

In January 2017, the Company implemented hedge accounting for the foreign currency risk arising from Vale S.A.’s net investments in Vale International S.A. and Vale Holdings B.V. Under the hedge accounting program, the Company’s debt denominated in U.S. dollars and Euros serves as a hedge instrument for these investments. With the program, the impact of exchange rate variations on debt denominated in U.S. dollars and Euros has been partially recorded in other comprehensive income in the “Cumulative translation adjustments”. As at December 31, 2019, the carrying value of the debts designated as instrument hedge of these investments are US$2,457 and EUR750.

	Loss recognized in the other comprehensive income
	Year ended December 31
	2019	2018	2017
Hedge in foreign operation, net of tax	(74)	(543)	(95)

61

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Accounting policy

The Company uses financial instruments to hedge its exposure to certain market risks arising from operational, financing and investing activities. Derivatives are included within financial assets or liabilities at fair value through profit or loss unless they are designated as effective hedging instruments.

At the beginning of the hedge operations, the Company documents the type of hedge, the relation between the hedging instrument and hedged items, its risk management objective and strategy for undertaking hedge operations. The Company also documents, both at hedge inception and on an ongoing basis that the hedge is expected to continue to be highly effective. The Company has elected to adopt the new general hedge accounting model in IFRS 9 and designates certain derivatives as either:

Cash flow hedge - The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity within "Unrealized fair value gain (losses)". The gain or loss relating to the ineffective portion is recognized immediately in the income statement. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized in profit or loss when the transaction is recognized in the income statement.

Net investment hedge - Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognized in equity within "Cumulative translation adjustments". The gain or loss relating to the ineffective portion is recognized immediately in the income statement. Gains and losses accumulated in equity are included in the statement of income when the foreign operation is partially or fully disposed of or sold.

Derivatives at fair value through profit or loss - Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any of these derivative instruments are recognized immediately in the income statement.

26.        Provisions

	Current liabilities		Non-current liabilities
	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
Payroll, related charges and other remunerations	790	1,046	-	-
Onerous contracts (note 20)	57	60	866	642
Environmental obligations	146	100	243	202
Asset retirement obligations (note 27)	158	85	3,802	3,030
Provisions for litigation (note 28)	-	-	1,462	1,357
Employee postretirement obligations (note 29)	79	72	2,120	1,864
Provisions	1,230	1,363	8,493	7,095

62

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

27.       Asset retirement obligations

Provision is made for expected costs for the closure of the mines and deactivation of the related mining assets. Changes in the provision for asset retirement obligations and long-term interest rates (per annum, used to discount these obligations to present value and to update the provisions) are as follows:

	December 31, 2019	December 31, 2018
Balance at beginning of the year	3,115	3,168
Present value valuation	37	15
Settlements	(47)	(27)
Revisions on cash flows estimates (i)	812	229
Translation adjustment	43	(270)
Balance at end of the year	3,960	3,115

Current	158	85
Non-current	3,802	3,030
	3,960	3,115
Long-term interest rates (per annum)
Brazil	3.36%	4.94%
Canada	0.40%	0.77%
Mozambique	5.20%	8.53%
Other regions	0.60% - 4.78%	1.33% - 5.73%

(i) In 2019, includes changes in discount rates and updating plans for mine closure, that also considers new legal requirements related to the decommissioning.

Accounting policy

When the provision is recognized, the corresponding cost is capitalized as part of property, plant and equipment and it is depreciated over the useful life of the related mining asset, resulting in an expense recognized in the income statement.

The long-term liability is discounted at presented value using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability and the unwinds are recorded in the income statement and is reduced by payments for mine closure and decommissioning of mining assets. The accrued amounts of these obligations are not deducted from the potential costs covered by insurance or indemnities.

Critical accounting estimates and judgments

Judgment is required to determine key assumptions used on the asset retirement obligation measurement such as, interest rate, cost of closure, useful life of the mining asset considering the current conditions of closure and the projected date of depletion of each mine. Any changes in these assumptions may significant impact the recorded provision. Therefore, the estimated costs for closure of the mining assets is deemed to be a critical accounting estimate and annually reviewed.

63

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

28.       Litigations

a)       Provision for litigations

Vale is party to labor, civil, tax and other ongoing lawsuits, at administrative and court levels. Provisions for losses resulting from lawsuits are estimated and updated by the Company, based on analysis from the Company’s legal consultants.

Changes in provision for litigations are as follows:

	Tax litigation (i)	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance at December 31, 2017	815	131	517	10	1,473
Additions and reversals, net	17	65	106	(3)	185
Payments	(7)	(23)	(114)	(2)	(146)
Additions - discontinued operations	26	1	11	-	38
Indexation and interest	-	17	16	(1)	32
Translation adjustment	(122)	(25)	(77)	(1)	(225)
Balance at December 31, 2018	729	166	459	3	1,357
Additions and reversals, net	10	168	106	7	291
Payments	(33)	(58)	(110)	-	(201)
Indexation and interest	9	42	18	1	70
Translation adjustment	(19)	(18)	(18)	-	(55)
Balance at December 31, 2019	696	300	455	11	1,462

(i)	Includes amounts regarding to social security claims that were previously classified as labor claims.

b)       Contingent liabilities

The Company has contingent liabilities where claims are debated in both administrative and judicial claims and whose expected loss is classified as possible, and for which the recognition of a provision is not considered necessary by the Company.

Based in the legal opinions, the presentation of the litigations classified with expected loss as possible are presented as follow:

	December 31, 2019	December 31, 2018
Tax litigations (i)	8,395	8,853
Civil litigations	1,518	1,957
Labor litigations	773	1,263
Environmental litigations	1,094	1,051
Brumadinho event (note 3)	158	-
Total	11,938	13,124

(i)	Includes amounts regarding to social security claims that were previously classified as labor claims.

i - Tax litigations - The most relevant contingent tax liabilities are associated with proceedings related to the (i) collection of IRPJ and CSLL, (ii) challenges of PIS and COFINS tax credits, (iii) assessments related to mining royalties (CFEM), and (iv) collection of ICMS, in particular related to credits claimed in connection with the sale and transmission of electricity; collection of ICMS in connection with goods that enter into the State of Pará and collection of ICMS and penalties over the transportation of iron ore by Vale itself.

Off the total amount of tax litigations, US$1,106 relates to income taxes contingencies, which have been assessed by Management to determine whether the tax treatment related to the contingency is probable of being accepted by the tax authority. Further details on the assessment performed by the Company relation to uncertain tax positions is disclosed in note 8.

ii - Civil litigations - Most of those claims have been filed by suppliers for indemnification under construction contracts, primarily relating to certain alleged damages, payments and contractual penalties. A number of other claims related to contractual disputes regarding inflation index.

iii - Labor litigations - Represents individual claims by employees and service providers, primarily involving demands for additional compensation for overtime work, time spent commuting or health and safety conditions.

iv - Environmental litigations - The most significant claims concern alleged procedural deficiencies in licensing processes, non-compliance with existing environmental licenses or damage to the environment.

64

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

c)       Judicial deposits

In addition to the provisions and contingent liabilities, the Company is required, by law, to make judicial deposits to secure a potential adverse outcome of certain lawsuits. These court-ordered deposits are monetarily adjusted and reported as non-current assets until a judicial decision to draw the deposit occurs.

	December 31, 2019	December 31, 2018
Tax litigations (i)	1,278	1,314
Civil litigations	112	60
Labor litigations	246	310
Environmental litigations	41	32
Brumadinho event	1,482	-
Total	3,159	1,716

(i)	Includes amounts regarding to judicial deposits of a social security claims that were previously classified as labor claims.

In addition to the above-mentioned tax, civil, labor and environmental judicial deposits, the Company contracted US$2.6 billion (R$10.4 billion) in guarantees for its lawsuits, as an alternative to judicial deposits. For the Brumadinho event, the Company contracted guarantees in the amount of US$1.4 billion (R$5.6 billion) which were presented in court according agreement with Treasury Court of Minas Gerais and Public Prosecutor's Office.

d) Contingencies related to Samarco accident

(i) Public civil claim filed by the Federal Government and others and Public civil claim filed by Federal Prosecution Office (“MPF”)

In 2016, the federal government, the Brazilian states of Espírito Santo and Minas Gerais and other governmental authorities have initiated a public civil lawsuit against Samarco and its shareholders, with an estimated value indicated by the plaintiffs of US$5.3 billion (R$20.2 billion). In the same year, MPF filed a public civil action against Samarco and its shareholders and presented several claims, including: (i) the adoption of measures for mitigating the social, economic and environmental impacts resulting from the dam failure and other emergency measures; (ii) the payment of compensation to the community; and (iii) payments for the collective moral damage. The action value indicated by MPF is US$40.5 billion (R$155 billion).

In June 2018, the parties entered into an agreement (“Term of Adjustment of Conduct”), which extinguishes (i) the public civil claim of US$5.3 billion (R$20.2 billion) filed by the Federal Government and others; and (ii) part of the claims included in the public civil claim of US$40.5 billion (R$155 billion) filed by MPF. The agreement also establishes a possible renegotiation of Fundação Renova's repair programs after the conclusion of the specialist’s studies hired to advise the Public Prosecutor's Office in this process. These negotiations are expected to occur during 2020.

In September 2019, the Court approved the list of entities selected by the community to provide it with technical assistance to assure its participation on the debates regarding the measures to be adopted for mitigate the impacts, accordingly to the referred agreement.

In January 2020, the Court issued an order for the Brazilian Mining Authority (ANM) ratifying the revocation of the decision issued on the public civil actions filed by the Brazilian Federal Government and others, determine the immediate revocation of the restrictions on Vale's mining concessions.

(ii) United States class action lawsuits

In March 2017, holders of bonds issued by Samarco Mineração S.A., filed a class action suit in the Federal Court in New York against Samarco Mineração S.A., Vale S.A., BHP Billiton Limited, BHP Billiton PLC and BHP Brasil Ltda. under U.S. federal securities laws. The plaintiffs allege that Vale S.A. made false and misleading statements or not made disclosures concerning the risks and dangers of the operations of Samarco's Fundão dam and the adequacy of related programs and procedures.

In June 2019, the Court issued a decision and order dismissing with prejudice the putative federal securities class action. In December 2019 the plaintiffs filed a Notice of Appeal to the Court of Appeals, plaintiff’s legal deadline to file the brief of the appeal should expire in March 2020. Based on the assessment of the Company´s legal consultants, the defendants would have better arguments to oppose the appeal to be filed by plaintiffs.

65

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

(iii) Class action lawsuits related to Vale’s American Depositary Receipts

With respect to litigation in the United States concerning Samarco’s Fundão dam, Vale and certain of our officers have been named as defendants in securities class action suits in the Federal Court in New York brought by holders of Vale’s American Depositary Receipts under U.S. federal securities laws. The suit was brought as a putative class action on behalf of holders of Vale’s American Depositary Receipts (“ADRs”), alleging violations of the U.S. Federal Securities laws on the basis of alleged false and misleading statements or omissions concerning the risks of operations of Samarco’s Fundão dam and the adequacy of the related programs and procedures.

On March 23, 2017 the judge issued a decision rejecting a significant portion of the claims against Vale S.A. and the individual defendants, determining the prosecution of the action with respect to more limited claims. The portion of plaintiffs' case that remains is related to certain statements about procedures, policies and risk mitigation plans contained in Vale S.A.'s sustainability reports in 2013 and 2014, and certain statements regarding to the responsibility of Vale S.A. for the Fundão dam failure made in a conference call in November 2015.

Fact and Expert discovery was totally concluded in October 2019. On September 27, 2019, the Court denied class certification.  On December 26, 2019, the Court issued an Order stating that the parties had informed the Court that the parties had reached a settlement in principle.  The Court directed the parties to submit a motion to approve a proposed settlement no later than February 07, 2020. On February 07, 2020, the parties have filed to the Court an “Stipulation and Agreement of Settlement” by means of the defendants agreed to pay US$25 to settle the case, which is yet subject to some Court approvals and other conditions to be fulfilled before the settlement can be considered as final and binding. These approvals and conditions are expected to occur in 2020.

(iv) Criminal lawsuit

In 2016, the MPF brought a criminal lawsuit against Samarco and its shareholders, VogBr Recursos Hídricos e Geotecnia Ltda. and 22 individuals for the consequences related to Fundão dam failure. Currently, the progress of the criminal action is paralyzed due to the judgment of Habeas Corpus, with no decision.

On April 23, 2019, the Federal Court from the 1st Region (“TRF1”) issued an Habeas Corpus writ and granted it to dismiss the criminal charges of homicide and physical injuries committed by oblique intent held against one of the defendants on the criminal action. At the same opportunity, the Court extended the writ’s issuance to all other defendants on the case as the criminal information does not describe the crimes of homicide and physical injury, but the crime of flooding qualified by the result of death and physical injury as a consequence of the Fundão dam’s failure. Therefore, the Court dismissed the homicide and physical injuries charges held against all defendants.

After acknowledging the Court’s decisions, the Ponte Nova Court changed the process, withdrawing the case from the grand jury and putting it in the ordinary processing. In the same opportunity, the judge ruled to determine the parties to manifest themselves about this process alteration and, after the Federal Prosecution and the defenses presented their petitions, the judge withdrew the charges against Vale and BHP executives and the accusation withheld for trial for the two companies together with Samarco and its representatives. The accusation of crimes committed against the Environmental Public Administration by Vale and one of its executives also remained unaltered. Additionally, the judge determined precatory letters to be sent to collect the defense witnesses testimonies and opened a 60 day term for the defenses to present a list of questions to be put together with the international cooperation for the testimony of the accusation witnesses residing in Canada.

(v) Tax proceedings

In 2018, the Office of the Attorney General for the National Treasury (PGFN) requested a judicial order to secure the payment of alleged federal tax and social security debts regarding Samarco. In May 2019, a favorable decision was issued dismissing the claim without prejudice, due to lack of procedural interest. The PGFN filed an appeal to the Local Court. The Company is waiting for the Court ruling.

66

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

e) Contingent Assets

(i) Compulsory loan

In 2015, the Company requested for the enforcement of the judicial decision in the amount of US$130 (R$524 million) related to a favorable unappealable decision which partially recognized its right to refund the differences of monetary adjustments and interests due over to the third convertible bonds issued by Eletrobrás shares in the period within 1987 to 1993. In November 2019, the Company requested for the payment of the amount of US$74 (R$297 million) recognized by Eletrobrás as due and awaits judicial analysis of the surplus amount. Therefore, it has not possible yet to determine the amount to be refunded and, consequently, the asset has not been registered in the Company's financial statements.

(ii) ICMS included in PIS and COFINS tax base

Vale had been discussing the issue regarding the exclusion of ICMS in PIS and COFINS tax basis in two judicial proceedings, related to taxable events after December 2001. In one of the proceedings, the company has obtained a definitive favorable decision (res judicata). In the second proceeding the current decision is also favorable to the Company, but this proceeding did not reach the res judicata. Vale is waiting for a final decision on the leading that will be issued by Supreme Court in order to calculate the amount to be refunded arising from both proceedings. The Company did not record this asset in its financial statement.

(iii) Arbitral award related to Simandou

In 2010, Vale acquired a 51% stake in VBG - Vale BSGR Limited ("VBG") (formerly BSG Resources (Guinea) Limited), which had iron ore concession rights in Simandou South ("Zogota") and iron ore exploration permits over the areas known as Simandou Blocks 1 & 2 in Guinea. In 2014, the Republic of Guinea revoked those rights after a finding that BSGR had obtained them through bribery of Guinean government officials. The Republic of Guinea did not make any finding of any involvement or responsibility on Vale’s part.

Vale commenced arbitration proceedings against BSG Resources Limited (“BSGR”) in April 2014, and in April 2019, the arbitral tribunal in London ruled in Vale’s favor and ordered BSGR to pay to Vale the amount of US$1.2 billion plus costs and interest (with interest and costs, the award exceeds US$2.0 billion).  The arbitral tribunal ruled that BSGR had defrauded Vale by inducing Vale to enter into the joint venture. On September 20, 2019, the English High Court ruled that Vale can proceed with enforcement of its US$2.0 billion arbitration award.

BSGR went into administration in March 2018, and Vale has commenced legal proceedings against BSGR before courts in London, England and in the United States District Court for the Southern District of New York to enforce the arbitral award against BSGR.

BSGR challenged the award before the English High Court, and its challenge was dismissed on November 29, 2019. BSGR has also applied to the United States Bankruptcy Court to have its administration recognized in the United States.

On December 3, 2019, Vale and two of its affiliates filed new litigation proceedings in the English High Court, claiming damages of approximately US$1.85 billion, against certain individuals and related parties to BSGR.

Vale intends to pursue the enforcement of the award and collection of the amounts due by all legally available means, but since there can be no assurance as to the timing and amount of any collections, the asset was not recognized in its financial statements.

(iv) Canadian Tax Litigation Matter

Vale Canada Limited (“VCL”) and the Canadian Department of Justice - Canada Revenue Agency signed an agreement regarding a tax litigation matter related to the appropriate tax treatment of certain receipts received and expenditures incurred by VCL in respect of merger and acquisition transactions in 2006. In 2019, the Company recognized a contingent asset in amount of US$170 (CAD 221 million), related an income tax refund, included estimated interest.  On January 28, 2020 (subsequent event), the Company received a portion of this asset in the amount of US$145 (CAD 189 million).

67

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Accounting policy

A provision is recognized when it is considered probable that an outflow of resources will be required to settle the obligation and can be reliably estimated. The liability is accounted against an expense in the income statement. This obligation is updated based on the developments of the judicial process or interest accretion and can be reversed if the expectation of loss is not considered probable due to changes in circumstances or when the obligation is settled.

Critical accounting estimates and judgments

Litigations are contingent by nature, that is, it will be resolved when one or more future event occurs or fails to occur. Typically, the occurrence or not of such events is outside of the Company’s control. Legal uncertainties involve the application of significant estimates and judgments by management regarding the potential outcomes of future events.

29.       Employee benefits

a) Employee postretirements obligations

In Brazil, the management of the pension plans is the responsibility of Fundação Vale do Rio Doce de Seguridade Social (“Valia”) a nonprofit entity with administrative and financial autonomy. The Brazilian plans are as follows:

Benefit plan Vale Mais (“Vale Mais”) and benefit plan Valiaprev (“Valiaprev”)  - Certain Company’s employees are participants of Vale Mais and Valiaprev plans with components of defined benefits (specific coverage for death, pensions and disability allowances) and components of defined contributions (for programmable benefits). The defined benefits plan is subject to actuarial evaluations. The defined contribution plan represents a fixed amount held on behalf of the participants. Both Vale Mais and Valiaprev were overfunded as at December 31, 2019 and 2018.

Defined benefit plan (“Plano BD”) - The Plano BD has been closed to new entrants since the year 2000, when the Vale Mais plan was implemented. It is a plan that has defined benefit characteristics, covering almost exclusively retirees and their beneficiaries. It was overfunded as of December 31, 2019 and 2018 and the contributions made by the Company are not material.

“Abono complementação” benefit plan - The Company sponsors a specific group of former employees entitled to receive additional benefits from Valia regular payments plus post-retirement benefits that covers medical, dental and pharmaceutical assistance. The contributions made by the Company finished in 2014. The “abono complementação” benefit was overfunded as at December 31, 2019 and 2018.

Other benefits - The Company sponsors medical plans for employees that meet specific criteria and for employees who use the “abono complementação” benefit. Although those benefits are not specific retirement plans, actuarial calculations are used to calculate future commitments. As those benefits are related to health care plans they have the nature of underfunded benefits, and are presented as underfunded plans as at December 31, 2019 and 2018.

The Foreign plans are managed in accordance with their region. They are divided between plans in Canada, United States of America, United Kingdom, Indonesia, New Caledonia, Japan and Taiwan. Pension plans in Canada are composed of a defined benefit and defined contribution component. Currently the defined benefit plans do not allow new entrants. The foreign defined benefit plans are underfunded as at December 31, 2019 and 2018.

Employers’ disclosure about pensions and other post-retirement benefits on the status of the defined benefit elements of all plans is provided as follows.

68

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

i. Change in benefit obligation

	Overfunded pension plans	Underfunded pension plans	Other benefits
Benefit obligation as at December 31, 2017	3,397	4,470	1,410
Service costs	5	101	36
Interest costs	282	158	59
Benefits paid	(296)	(272)	(60)
Participant contributions	-	(11)	-
Effect of changes in the actuarial assumptions	679	(164)	(32)
Translation adjustment	(490)	(353)	(133)
Benefit obligation as at December 31, 2018	3,577	3,929	1,280
Service costs	6	55	10
Interest costs	305	153	59
Benefits paid	(433)	(249)	(62)
Participant contributions	-	-	-
Effect of changes in the actuarial assumptions	718	373	176
Translation adjustment	(167)	160	42
Benefit obligation as at December 31, 2019	4,006	4,421	1,505

ii. Evolution of assets fair value

	Overfunded pension plans	Underfunded pension plans	Other benefits
Fair value of plan assets as at December 31, 2017	4,828	3,776	-
Interest income	406	127	-
Employer contributions	35	49	60
Participant contributions	2	-	-
Benefits paid	(296)	(247)	(60)
Return on plan assets (excluding interest income)	479	(145)	-
Translation adjustment	(717)	(287)	-
Fair value of plan assets as at December 31, 2018	4,737	3,273	-
Interest income	416	123	-
Employer contributions	27	56	62
Participant contributions	-	-	-
Benefits paid	(433)	(247)	(62)
Return on plan assets (excluding interest income)	757	382	-
Translation adjustment	(200)	139	-
Fair value of plan assets as at December 31, 2019	5,304	3,726	-

iii. Reconciliation of assets and liabilities recognized in the statement of financial position

	Plans in Brazil
	December 31, 2019			December 31, 2018
	Overfunded pension plans	Underfunded pension plans	Other benefits	Overfunded pension plans	Underfunded pension plans	Other benefits
Balance at beginning of the year	1,220	-	-	1,431	-	-
Interest income	110	-	-	124	-	-
Changes on asset ceiling	59	-	-	(113)	-	-
Translation adjustment	(91)	-	-	(222)	-	-
Balance at end of the year	1,298	-	-	1,220	-	-

Amount recognized in the statement of financial position
Present value of actuarial liabilities	(4,006)	(412)	(303)	(3,517)	(334)	(249)
Fair value of assets	5,304	163	-	4,737	162	-
Effect of the asset ceiling	(1,298)	-	-	(1,220)	-	-
Liabilities	-	(249)	(303)	-	(172)	(249)

Current liabilities	-	(7)	(20)	-	(4)	(19)
Non-current liabilities	-	(242)	(283)	-	(168)	(230)
Liabilities	-	(249)	(303)	-	(172)	(249)

69

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

	Foreign plan
	December 31, 2019			December 31, 2018
	Overfunded pension plans	Underfunded pension plans	Other benefits	Overfunded pension plans	Underfunded pension plans	Other benefits
Amount recognized in the statement of financial position
Present value of actuarial liabilities	-	(4,009)	(1,202)	-	(3,595)	(1,031)
Fair value of assets	-	3,563	-	-	3,111	-
Liabilities	-	(446)	(1,202)	-	(484)	(1,031)

Current liabilities	-	(6)	(46)	-	(16)	(33)
Non-current liabilities	-	(440)	(1,156)	-	(468)	(998)
Liabilities	-	(446)	(1,202)	-	(484)	(1,031)

	Total
	December 31, 2019			December 31, 2018
	Overfunded pension plans	Underfunded pension plans	Other benefits	Overfunded pension plans	Underfunded pension plans	Other benefits
Balance at beginning of the year	1,220	-	-	1,431	-	-
Interest income	110	-	-	124	-	-
Changes on asset ceiling	60	-	-	(113)	-	-
Translation adjustment	(91)	-	-	(222)	-	-
Balance at end of the year	1,299	-	-	1,220	-	-

Amount recognized in the statement of financial position
Present value of actuarial liabilities	(4,006)	(4,421)	(1,504)	(3,517)	(3,929)	(1,280)
Fair value of assets	5,304	3,726	-	4,737	3,273	-
Effect of the asset ceiling	(1,298)	-	-	(1,220)	-	-
Liabilities	-	(695)	(1,504)	-	(656)	(1,280)

Current liabilities	-	(13)	(76)	-	(20)	(52)
Non-current liabilities	-	(682)	(1,428)	-	(636)	(1,228)
Liabilities	-	(695)	(1,504)	-	(656)	(1,280)

iv. Costs recognized in the income statement

	Year ended December 31
	2019			2018			2017
	Overfunded pension plans	Underfunded pension plans	Other benefits	Overfunded pension plans	Underfunded pension plans	Other benefits	Overfunded pension plans	Underfunded pension plans	Other benefits
Service cost	7	55	10	5	101	36	7	86	30
Interest on expense on liabilities	317	153	57	282	158	59	360	183	67
Interest income on plan assets	(432)	(123)	-	(406)	(127)	-	(513)	(151)	-
Interest expense on effect of (asset ceiling)/ onerous liability	114	-	-	124	-	-	152	-	-
Total of cost, net	6	85	67	5	132	95	6	118	97

v. Costs recognized in the statement of comprehensive income

	Year ended December 31
	2019			2018			2017
	Overfunded pension plans	Underfunded pension plans	Other benefits	Overfunded pension plans	Underfunded pension plans	Other benefits	Overfunded pension plans	Underfunded pension plans	Other benefits
Balance at beginning of the year	(166)	(468)	(128)	(163)	(496)	(189)	(153)	(496)	(160)
Effect of changes actuarial assumptions	(718)	(373)	(176)	(679)	172	32	(65)	(167)	(27)
Return on plan assets (excluding interest income)	757	385		479	(144)	-	-	167	-
Change of asset ceiling	(60)			172	-	-	47	-	-
Others				(1)	-	(1)	(3)	-	(14)
	(21)	12	(176)	(29)	28	31	(21)	-	(41)
Deferred income tax	7	(5)	63	10	(7)	(8)	7	(3)	12
Others comprehensive income	(14)	7	(113)	(19)	21	23	(14)	(3)	(29)
Translation adjustments	7	2	3	23	11	10	4	4	1
Transfers/ disposal				(7)	(4)	28	-	(1)	(1)
Accumulated other comprehensive income	(173)	(459)	(238)	(166)	(468)	(128)	(163)	(496)	(189)

70

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

vi. Risks related to plans

The Administrators of the plans have committed to strategic planning to strengthen internal controls and risk management. This commitment is achieved by conducting audits and assessments of internal controls, which aim to mitigate operational market and credit risks. Risks are presented as follow:

Legal - lawsuits: issuing periodic reports to internal audit and directors contemplating the analysis of lawyers about the possibility of loss (remote, probable or possible), aiming to support the administrative decision regarding provisions. Analysis and ongoing monitoring of developments in the legal scenario and its dissemination within the institution in order to subsidize the administrative plans, considering the impact of regulatory changes.

Actuarial - the annual actuarial valuation of the benefit plans comprises the assessment of costs, revenues and adequacy of plan funding. It also considers the monitoring of biometric, economic and financial assumptions (asset volatility, changes in interest rates, inflation, life expectancy, salaries and other).

Market - profitability projections are performed for the various plans and profiles of investments for 10 years in the management study of assets and liabilities. These projections include the risks of investments in various market segments. Furthermore, the risks for short-term market of the plans are monitored monthly through metrics of VaR (Value at Risk) and stress testing. For exclusive investment funds of Valia, the market risk is measured daily by the custodian asset bank.

Credit - assessment of the credit quality of issuers by hiring expert consultants to evaluate financial institutions and internal assessment of payment ability of non-financial companies. For assets of non-financial companies, the assessment is conducted a monitoring of the company until the maturity of the security.

vii. Actuarial and economic assumptions and sensitivity analysis

All calculations involve future actuarial projections about some parameters, such as: salaries, interest, inflation, the trend of social security in Brazil (“INSS”) benefits, mortality and disability.

The economic and actuarial assumptions adopted have been formulated considering the long-term period for maturity and should therefore be analyzed accordingly. In the short term they may not be realized.

The following assumptions were adopted in the assessment:

	Brazil
	December 31, 2019			December 31, 2018
	Overfunded pension plans	Underfunded pension plans	Other benefits	Overfunded pension plans	Underfunded pension plans	Other benefits
Discount rate to determine benefit obligation	6,99% - 7,32%	7.10%	6,99% - 7,39%	8.86% - 9.10%	9.10%	9.05% - 9.29%
Nominal average rate to determine expense/ income	6,99% - 7,32%	7.10%	N/A	8,86% - 9,10%	9.10%	N/A
Nominal average rate of salary increase	5.88%	6.00%	N/A	4,00% - 6,08%	6.08%	N/A
Nominal average rate of benefit increase	3.80%	6.00%	N/A	4.00%	6.08%	N/A
Immediate health care cost trend rate	N/A	N/A	6.91%	N/A	N/A	7.12%
Ultimate health care cost trend rate	N/A	N/A	6.91%	N/A	N/A	7.12%
Nominal average rate of price inflation	3.80%	4.00%	3.80%	4.00%	4.00%	4.00%

	Foreign
	December 31, 2019		December 31, 2018
	Underfunded pension plans	Other benefits	Underfunded pension plans	Other benefits
Discount rate to determine benefit obligation	2.96%	3.04%	3.56%	3.66%
Nominal average rate to determine expense/ income	3.57%	3.66%	3.26%	3.44%
Nominal average rate of salary increase	3.17%	N/A	3.20%	N/A
Nominal average rate of benefit increase	3.00%	N/A	3.00%	N/A
Immediate health care cost trend rate	N/A	5.58%	N/A	5.90%
Ultimate health care cost trend rate	N/A	4.55%	N/A	4.56%
Nominal average rate of price inflation	2.10%	N/A	2.10%	N/A

71

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

For the sensitivity analysis, the Company applies the effect of 1.0% in nominal discount rate to the present value of the Company´s actuarial liability. The effects of this analysis on the Company´s actuarial liability and assumptions adopted are as follows:

	December 31, 2019
	Overfunded pension plans	Underfunded pension plans	Other benefits
Nominal discount rate - 1.0% increase
Effect on actuarial liability balance	3,666	3,901	1,316
Assumptions made	8.18%	4.35%	4.87%

Nominal discount rate - 1.0% reduction
Effect on actuarial liability balance	4,412	5,026	1,747
Assumptions made	6.18%	2.35%	2.87%

viii. Assets of pension plans

Brazilian plan assets as at December 31, 2019 and 2018 includes respectively (i) investments in a portfolio of Vale’s stock and other instruments in the amount of US$27 and US$13, which are presented as “Investments funds – Equity” and (ii) Brazilian Federal Government securities in the amount of US$4,523 and US$4,199, which are presented as “Debt securities governments” and “Investments funds – Fixed”

Foreign plan assets as at December 31, 2019 and 2018 includes Canadian Government securities in the amount of US$633 and US$674, respectively.

ix. Overfunded pension plans

Assets by category are as follows:

	December 31, 2019				December 31, 2018
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Debt securities - Corporate	-	48	-	48	-	47	-	47
Debt securities - Government	2,716	-	-	2,716	2,447	-	-	2,447
Investments funds - Fixed Income	2,668	-	-	2,668	2,441	-	-	2,441
Investments funds - Equity	556	-	-	556	450	-	-	450
International investments	28	-	-	28	25	-	-	25
Structured investments - Private Equity funds	-	-	157	157	-	-	159	159
Structured investments - Real estate funds	160	-	17	177	-	-	15	15
Real estate	-	-	323	323	-	-	339	339
Loans to participants	-	-	141	141	-	-	160	160
Total	6,128	48	638	6,814	5,363	47	673	6,083
Funds not related to risk plans (i)				(1,510)				(1,346)
Fair value of plan assets at end of year				5,304				4,737

(i) Financial investments not related to coverage of overfunded pension plans. Funds are related to the Company´s unconsolidated entities and former employees.

Measurement of overfunded plan assets at fair value with no observable market variables (level 3) are as follows:

	Private equity funds	Real estate funds	Real estate	Loans to participants	Total
Balance as at December 31, 2017	196	15	365	224	800
Return on plan assets	15	-	39	25	79
Assets purchases	2	2	7	233	244
Assets sold during the year	(26)	-	(16)	(292)	(334)
Translation adjustment	(28)	(2)	(56)	(30)	(116)
Balance as at December 31, 2018	159	15	339	160	673
Return on plan assets	8		8	19	35
Assets purchases	1	2	4	46	53
Assets sold during the year	(4)	-	(13)	(79)	(96)
Translation adjustment	(7)	-	(15)	(5)	(27)
Balance as at December 31, 2019	157	17	323	141	638

72

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

x.	Underfunded pension plans

Assets by category are as follows:

	December 31, 2019				December 31, 2018
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	-	56	-	56	3	18	-	21
Equity securities	1,409	2	-	1,411	1,186	2	-	1,188
Debt securities - Corporate	-	507	-	507	-	374	-	374
Debt securities - Government	156	634	-	790	116	680	-	796
Investments funds - Fixed Income	49	339	-	388	42	296	-	338
Investments funds - Equity	2	135	-	137	-	124	-	124
Structured investments - Private Equity funds	-	-	212	212	-	-	213	213
Real estate	-	-	55	55	-	-	51	51
Loans to participants	-	-	3	3	-	-	3	3
Others	2	-	165	167	-	-	165	165
Total	1,618	1,673	435	3,726	1,347	1,494	432	3,273

Measurement of underfunded plan assets at fair value with no observable market variables (level 3) are as follows:

	Private equity funds	Real estate	Loans to participants	Others	Total
Balance as at December 31, 2017	197	44	5	195	441
Return on plan assets	32	3	-	(15)	20
Assets purchases	22	18	-	-	40
Assets sold during the year	(22)	(10)	(1)	-	(33)
Translation adjustment	(16)	(4)	(1)	(15)	(36)
Balance as at December 31, 2018	213	51	3	165	432
Return on plan assets	11	4	-	5	20
Assets purchases	18	-	-	-	18
Assets sold during the year	(32)		(1)	(4)	(37)
Translation adjustment	2	-	1	(1)	2
Balance as at December 31, 2019	212	55	3	165	435

xi. Disbursement of future cash flow

Vale expects to disburse US$105 in 2020 in relation to pension plans and other benefits.

xii. Expected benefit payments

The expected benefit payments, which reflect future services, are as follows:

	December 31, 2019
	Overfunded pension plans	Underfunded pension plans	Other benefits
2020	259	235	65
2021	266	236	66
2022	273	238	68
2023	280	240	70
2024	285	242	73
2025 and thereafter	1,494	1,206	381

b)      Profit sharing program (“PLR”)

The Company recorded as cost of goods sold and services rendered and other operating expenses related to the profit sharing program US$289, US$503 and US$780 for the years ended on December 31, 2019, 2018 and 2017, respectively.

c)     Long-term compensation plan

For the long-term awarding of eligible executives, the Company compensation plans includes Matching Program and Performance Share Unit Program - PSU, with three to four years-vesting cycles, respectively, with the aim of encouraging employee’s retention and stimulating their performance.

73

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

For the Matching program, the participants can acquire Vale’s common shares in the market without any benefits being provided by Vale. If the shares acquired are held for a period of three years and the participants keep it employment relationship with Vale, the participant is entitled to receive from Vale an award in shares, equivalent to the number of shares originally acquired by the executive. It should be noted that, although a specific custodian of the shares is defined by Vale, the share initially purchased by the executives have no restriction and can be sold at any time. However, if it’s done before the end of the three-year-vesting period, they lose the entitlement of receiving the related award paid by Vale.

For PSU program, the eligible executives have the opportunity to receive during a four year-vesting cycle, an award equivalent to the market value of a determined number of common shares and conditioned to Vale’s performance factor measured as an indicator of total return to the shareholders (TSR). This award is paid in cash and can occur in cumulative installments of 20% (at the end of 2nd year), 30% (at the end of 3rd year) and 50% (at the end of 4th year), conditioned to the performance factor of each year.

Liabilities of the plans are measured at fair value at every reporting period, based on market rates. Compensation costs incurred are recognized by the defined vesting period of three or four years. For the years ended December 31, 2019, 2018 and 2017 the Company recognized in the income statement the amounts of US$39, US$95 and US$65, respectively, related to long-term compensation plan.

Accounting policy

Employee benefits

i. Current benefits – wages, vacations and related taxes

Payments of benefits such as wages or accrued vacation, as well the related social security taxes over those benefits are recognized monthly in income, on an accruals basis.

ii. Current benefits – profit sharing program

The Company has the Annual Incentive Program (AIP) based on Team and business unit’s contribution and Company-wide performance through operational cash generation. The Company makes an accrual based on evaluation periodic of goals achieved and Company result, using the accrual basis and recognition of present obligation arising from past events in the estimated outflow of resources in the future. The accrual is recorded as cost of goods sold and services rendered or operating expenses in accordance with the activity of each employee.

iii. Non-current benefits – long-term incentive programs

The Company has established a procedure for awarding certain eligible executives (Matching and Virtual Shares Programs) with the goal of encouraging employee retention and optimum performance. Plan liabilities are measured at each reporting date, at their fair values, based on market prices. Obligations are measured at each reporting date, at fair values based on market prices. The compensation costs incurred are recognized in income during the vesting period as defined.

74

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

iv. Non-current benefits – pension costs and other post-retirement benefits

The Company has several retirement plans for its employees.

For defined contribution plans, the Company's obligations are limited to a monthly contribution linked to a pre-defined percentage of the remuneration of employees enrolled in to these plans.

For defined benefit plans, actuarial calculations are periodically obtained for liabilities determined in accordance with the Projected Unit Credit Method in order to estimate the Company’s obligation. The liability recognized in the statement of financial position represents the present value of the defined benefit obligation as at that date, less the fair value of plan assets. The Company recognized in the income statement the costs of services, the interest expense of the obligations and the interest income of the plan assets. The remeasurement of gains and losses, return on plan assets (excluding the amount of interest on return of assets, which is recognized in income for the year) and changes in the effect of the ceiling of the active and onerous liabilities are recognized in comprehensive income for the year.

For overfunded plans, the Company does not recognize any assets or benefits in the statement of financial position or income statement until such time as the use of the surplus is clearly defined. For underfunded plans, the Company recognizes actuarial liabilities and results arising from the actuarial valuation.

Critical accounting estimates and judgments

Post-retirement benefits for employees - The amounts recognized depend on a number of factors that are determined based on actuarial calculations using various assumptions in order to determine costs and liabilities. One of these assumptions is selection and use of the discount rate. Any changes to these assumptions will affect the amount recognized.

At the end of each year the Company and external actuaries review the assumptions that will be used for the following year. These assumptions are used in determining the fair values of assets and liabilities, costs and expenses and the future values of estimated cash outflows, which are recorded in the plan obligations.

75

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

30.	Stockholders’ equity

a)       Share capital

As at December 31, 2019, the share capital was US$61,614 corresponding to 5,284,474,782 shares issued and fully paid without par value.

	December 31, 2019
	Common shares	Golden shares	Total
Stockholders
Litel Participações S.A. and Litela Participações S.A.	980,605,889	-	980,605,889
BNDES Participações S.A.	323,496,276	-	323,496,276
Bradespar S.A.	293,907,266	-	293,907,266
Mitsui & Co., Ltd	286,347,055	-	286,347,055
Foreign investors - ADRs	1,150,143,671	-	1,150,143,671
Foreign institutional investors in local market	1,164,475,058	-	1,164,475,058
FMP - FGTS	46,807,292	-	46,807,292
PIBB - Fund	2,473,749	-	2,473,749
Institutional investors	567,027,304	-	567,027,304
Retail investors in Brazil	312,998,897	-	312,998,897
Brazilian Government (Golden Share)	-	12	12
Shares outstanding	5,128,282,457	12	5,128,282,469
Shares in treasury	156,192,313	-	156,192,313
Total issued shares	5,284,474,770	12	5,284,474,782

Share capital per class of shares (in millions)	61,614	-	61,614

Total authorized shares	7,000,000,000	-	7,000,000,000

The Company used 2,024,059 of its treasury shares to pay the Matching program of its eligible executives, except for those whose variable remuneration was suspended as described in note 5, in the amount of US$22. It was recognized as “assignment and transfer of shares”.

The Board of Directors may, regardless of changes to by-laws, issue new common shares (up to the total authorized shares), including the capitalization of profits and reserves to the extent authorized.

The Company holds shares in treasury for future sale or cancellation. These shares are recorded in a specific account as a reduction of stockholders´ equity at their acquisition value and carried at cost. These programs are approved by the Board of Directors with a determined terms and numbers of shares.

Incremental costs directly attributable to the issue of new shares or options are recognized in stockholders’ equity as a deduction from the amount raised, net of taxes.

76

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

b) Remuneration to the Company’s stockholders

The Company's by-laws determine the minimum remuneration to stockholders of 25% of net income, after appropriations to legal reserve and tax incentive reserve, as follows:

2019
Loss	(1,683)
Minimum mandatory remuneration	-
(1,683)

Profit reserves as at December 31, 2018	10,968
Allocation of loss	(1,683)
Remuneration - Interest on capital	(1,767)
Translation adjustment	(428)
Profit reserves as at December 31, 2019	7,090

In December 2019, the Board of Directors approved the declaration of interest on capital in the total gross amount of US$1,767 (R$7,253 million), equivalent to R$1,414364369 per share, based on profit reserves. The payment will be decided later, after the return of the Shareholder Remuneration Policy, which has been suspended since the Brumadinho dam failure (as described on note 3).

The remuneration paid to stockholders based on the on interest on capital and dividends during 2018 was amounted of US$3,313 (US$0.636637439 per share).

c)        Profit reserves

The amount of profit reserves is distributed as follows:

	Legal reserve	Tax incentive reserve	Investments reserve	Total of profit reserves
Balance as at December 31, 2017	1,630	580	5,209	7,419
Allocation of income	343	401	4,062	4,806
Translation adjustment	(251)	(99)	(907)	(1,257)
Balance as at December 31, 2018	1,722	882	8,364	10,968
Allocation of loss	-	-	(1,683)	(1,683)
Dividends and interest on capital of Vale's stockholders	-	-	(1,767)	(1,767)
Translation adjustment	(66)	(34)	(328)	(428)
Balance as at December 31, 2019	1,656	848	4,586	7,090

Legal reserve - Is a legal requirement for Brazilian public companies to retain 5% of the annual net income up to 20% of the capital. The reserve can only be used to compensate losses or to increase capital.

Tax incentive reserve - Results from the option to designate a portion of the income tax for investments in projects approved by the Brazilian Government as well as tax incentives.

Investment reserve - Aims to ensure the maintenance and development of the main activities that comprise the Company’s operations and to retain budgeted capital for investments. Based on the Company’s by-laws, this reserve is capped to 50% of the annual distributable net income, up to the amount of the share capital. The remaining balance over than 50% of the annual distributable net income is retained based on the capital investments budget submitted for approval in the Stockholder’s Meeting, pursuant to article 196 of the Law 6,404.

77

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

d) Others reserves

	Retirement benefit obligations	Fair value adjustment to investment in equity securities	Results on conversion of shares	Net ownership changes in subsidiaries	Total of other reserves
Balance as at December 31, 2017	(845)	-	(490)	(954)	(2,289)
Other comprehensive income	41	60	-	(16)	85
Translation adjustment	49	-	-	-	49
Balance as at December 31, 2018	(755)	60	(490)	(970)	(2,155)
Other comprehensive income	(126)	(184)	-	-	(310)
Translation adjustment	12	-	-	-	12
Acquisitions and disposal of noncontrolling interest	-	-	-	343	343
Balance as at December 31, 2019	(869)	(124)	(490)	(627)	(2,110)

e) Share buyback program

The Company concluded in November 2018, share buyback program for Vale’s common shares and their respective ADSs approved by the Board of Directors on July 25, 2018, and repurchased a total of 71,173,683 common shares, at an average price of US$14.05 per share, for a total aggregate purchase price of US$1,000. The shares were acquired in the stock market based on regular trading conditions. The shares acquired are held in treasury for future sale or cancellation.

f) Vale’s corporate governance restructuring in 2017

At the General Extraordinary Stockholders’ Meeting, held on June 27, 2017, stockholders approved the corporate restructuring of the Company proposed by Valepar S.A. (former controlling stockholder). The corporate restructuring was based on (i) conversion of Vale class “A” preferred shares into common shares; (ii) amendment of Vale’s by-laws, so as to adjust to Novo Mercado rules; and (iii) the merger of Valepar S.A. into Vale.

g) Shareholders Agreement

On the date of the merger of Valepar into Vale, August 14, 2017, the former Controlling Shareholders of Valepar executed a new shareholders’ agreement (“Vale Agreement”) that binds only 20% of the totality of Vale’s common shares issued by Vale, and will be in force until November 9, 2020, with no provision for renewal.

Accounting policy

Stockholder’s remuneration - The stockholder’s remuneration is paid on dividends and interest on capital. This remuneration is recognized as a liability in the financial statements of the Company based on bylaws. Any amount above the minimum mandatory remuneration approved by the by-laws shall only be recognized in current liabilities on the date that is approved by stockholders.

78

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

The Company is permitted to distribute interest attributable to stockholders’ equity. The calculation is based on the stockholders’ equity amounts as stated in the statutory accounting records and the interest rate applied may not exceed the Brazilian Government Long-term Interest Rate (“TJLP”) determined by the Central Bank of Brazil. Also, such interest may not exceed 50% of the net income for the year or 50% of retained earnings plus profit reserves as determined by Brazilian corporate law.

The benefit to the Company, as opposed to making a dividend payment, is a reduction in the income tax burden because this interest charge is tax deductible in Brazil. Income tax of 15% is withheld on behalf of the stockholders relative to the interest distribution. Under Brazilian law, interest attributed to stockholders’ equity is considered as part of the annual minimum mandatory dividend. This notional interest distribution is treated for accounting purposes as a deduction from stockholders' equity in a manner similar to a dividend and the tax deductibility recorded in the income statement.

31.        Related parties

The Company’s related parties are subsidiaries, joint ventures, associates, stockholders and its related entities and key management personnel of the Company. Transactions between the parent company and its subsidiaries are eliminated on consolidation and are not disclosed in this note.

Related party transactions were made by the Company on terms equivalent to those that prevail in arm´s-length transactions, with respect to price and market conditions that are no less favorable to the Company than those arranged with third parties.

Purchases, accounts receivable and other assets, and accounts payable and other liabilities relate largely to amounts charged by joint ventures and associates related to the pelletizing plants operational lease and railway transportation services.

Information about related party transactions and effects on the financial statements is set out below:

a) Transactions with related parties

	Year ended December 31
	2019
	Joint Ventures	Associates	Major stockholders	Total
Net operating revenue	374	294	204	872
Cost and operating expenses	(1,749)	(32)	-	(1,781)
Financial result	49	(1)	(29)	19

79

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

	Year ended December 31
	2018
	Joint Ventures	Associates	Major stockholders	Total
Net operating revenue	352	309	207	868
Cost and operating expenses	(2,269)	(39)	-	(2,308)
Financial result	115	-	(115)	-

	Year ended December 31
	2017
	Joint Ventures	Associates	Major stockholders	Total
Net operating revenue	399	337	146	882
Cost and operating expenses	(1,943)	(29)	(29)	(2,001)
Financial result	118	(14)	(819)	(715)

Net operating revenue relates to sale of iron ore to the steelmakers and right to use capacity on railroads. Cost and operating expenses mostly relates to the leases of the pelletizing plants.

b)       Outstanding balances with related parties

	December 31, 2019				December 31, 2018
	Joint Ventures	Associates	Major stockholders (i)	Total	Joint Ventures	Associates	Major stockholders (i)	Total
Assets
Cash and cash equivalents	-	-	1,384	1,384	-	-	1,256	1,256
Accounts receivable	91	22	5	118	110	42	3	155
Dividends receivable	83	6	-	89	132	-	-	132
Loans	1,919	-	-	1,919	1,976	-	-	1,976
Derivatives financial instruments	-	-	42	42	-	-	297	297
Other assets	65	-	-	65	25	-	-	25

Liabilities
Supplier and contractors	302	28	37	367	221	21	24	266
Loans	-	1,367	1,688	3,055	-	1,325	2,650	3,975
Derivatives financial instruments	-	-	64	64	-	-	112	112
Other liabilities	569	-	-	569	769	-	-	769

(i) Refers to regular financial instruments with large financial institutions of which the stockholders are part of the controlling “shareholders’ agreement”.

80

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Loans

In March 2018, Nacala BV, a joint venture between Vale and Mitsui on the Nacala’s logistic corridor, closed the project financing and repaid a portion of the shareholders loans from Vale, in the amount of US$2,572. The outstanding receivable of US1,919 carries interest at 7.44% p.a.

The loan from associates mainly relates to the loan from Pangea Emirates Ltd, part of the group of shareholders which owns 15% interest on Vale Moçambique which carries interest at 6.54% p.a.

Major stockholders

Refers to regular financial instruments with large financial institutions of which the stockholders are part of the controlling “shareholders’ agreement”.

c)       The key management personnel remuneration

	Year ended December 31
	2019	2018	2017
Short-term benefits
Wages	8	8	10
Direct and indirect benefits	11	11	10
Profit sharing program (“PLR”)	1	10	8
	20	29	28
Long-term benefits
Shares based	-	3	5

Severance	4	20	19
	24	52	52

The amounts described above include the Board of Directors and the Executive Officers and are presented on a cash basis.

81

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

32.       Commitments

a) Contractual obligations

The required and non-cancelable minimum payments related to contractual obligations as at December 31, 2019 are as follows:

	Purchase obligations (i)
	December 31, 2019	December 31, 2018
2020	3,956	2,677
2021	1,029	1,445
2022	710	548
2023	552	463
2024 and thereafter	2,830	2,194
Total minimum payments required	9,077	7,327

(i) Mainly relates to agreements for the acquisition of fuel, energy and the acquisition of raw materials and services.

b) Guarantees provided

As at December 31, 2019 and 2018, corporate financial guarantees provided by Vale (within the limit of its direct or indirect interest) for certain associates and joint ventures were US$1,655 and US$1,735, respectively. The fair value of this financial guarantees in December 31, 2019 and 2018 totaled US$525 and US$166, respectively, and is recorded in the balance sheet as “Others non-current liabilities”.

82

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

33.       Financial and capital risk management

Vale considers that an effective risk management is key to support the achievement of the company objectives and to ensure the financial strength and flexibility of the company and the business continuity.

Therefore, Vale has developed its risk management strategy in order to provide an integrated approach of the risks that the company is exposed to, considering not only the risks generated by variables traded in financial markets (market risk) and those arising from liquidity risk, but also risk from counterparties obligations (credit risk), among others.

The Company’s Board of Directors oversees the management of financial risks and it is supported by a Finance Committee that advises on financial risks and the appropriate financial risk governance framework for the Company. The Finance Committee provides assurance to the Company’s Board of Directors that Vale’s financial activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with the Company’s policies and objectives.

a)    Liquidity risk management

The liquidity risk arises from the possibility that Vale might not perform its obligations on due dates, as well as face difficulties to meet its cash requirements due to market liquidity constraints.

The revolving credit facilities available today were provided by a syndicate of several global commercial banks. To mitigate liquidity risk, Vale has two revolving credit facilities, which will mature in 2022 and 2024, in the available amount of US$5.0 billion to assist the short-term liquidity management and to enable more efficiency in cash management, being consistent with the strategic focus on cost of capital reduction. As of December 31, 2019, these lines are undrawn.

b)    Credit risk management

Vale’s exposure to credit risk arises from trade receivables, derivative transactions, guarantees, down payment for suppliers and cash investments. Our credit risk management process provides a framework for assessing and managing counterparties’ credit risk and for maintaining our risk at an acceptable level.

(i)    Commercial credit risk management

For the commercial credit exposure, which arises from sales to final customers, the risk management area, in accordance with the current delegation level, approves or requests the approval of credit risk limits for each counterparty.

Vale attributes an internal credit risk rating for each counterparty using its own quantitative methodology for credit risk analysis, which is based on market prices, external credit ratings and financial information of the counterparty, as well as qualitative information regarding the counterparty’s strategic position and history of commercial relations.

Based on the counterparty’s credit risk, risk mitigation strategies may be used to manage the Company`s credit risk. The main credit risk mitigation strategies include non-recourse sale of receivables, insurance instruments, letters of credit, corporate and bank guarantees, mortgages, among others.

Vale has a diversified accounts receivable portfolio from a geographical standpoint, with Asia, Europe and Brazil the regions with more significant exposures. According to each region, different guarantees can be used to enhance the credit quality of the receivables. In 2019 and 2018, the expected credit loss on the Company’s accounts receivable portfolio is insignificant (see note 10).

83

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

(ii)    Treasury credit risk management

To manage the credit exposure arising from cash investments and derivative instruments, credit limits are approved to each counterparty with whom the Company has credit exposure.

Furthermore, the Company controls the portfolio diversification and monitor different indicators of solvency and liquidity of the different counterparties that were approved for trading.

c)    Market risk management

Vale is exposed to several market risk factors that can impact its cash flow. The assessment of this potential impact arising from the volatility of market risk factors and their correlations is performed periodically to support the decision-making process regarding the risk management strategy, that may incorporate financial instruments, including derivatives.

The portfolio of these financial instruments is monitored on a monthly basis, enabling financial results surveillance and its impact on cash flow.

Vale currently applies hedge accounting in the following programs: (i) net investment (see notes 6 and 25), and (ii) nickel revenue hedging program (see note 34).

Considering the nature of Vale’s business and operations, the main market risk factors which the Company is exposed to are:

• Foreign exchange and interest rates;

• Product prices and input costs.

Foreign exchange and interest rate risk

Vale’s cash flow is exposed to the volatility of several currencies against the U.S. dollar. While most of our product prices are indexed to U.S. dollars, most of our costs, disbursements and investments are indexed to currencies other than the U.S. dollar, principally the Brazilian real and the Canadian dollar. We also may have debt instruments and other assets and liabilities denominated in currencies other than U.S. dollars, mainly in Brazilian real and euros.

84

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

In order to reduce the potential impact that arises from currencies mismatches, derivatives instruments may be used as a risk mitigation strategy.

Vale implements hedge transactions to protect its cash flow against the market risks that arises from its debt obligations – mainly currency volatility. The hedges cover most of the debt denominated in Brazilian real and euros. The Company uses swap and forward transactions to convert debt linked to Brazilian real and Euros into US dollar, with volumes, flows and settlement dates similar to those of the debt instruments - or sometimes lower, subject to market liquidity conditions.

Hedging instruments with shorter settlement dates are renegotiated through time so that their final maturity matches - or becomes closer - to the debts` final maturity. At each settlement date, the results of the swap and forward transactions partially offset the impact of the foreign exchange rate in Vale’s obligations, contributing to stabilize the cash disbursements in US dollar.

Vale has also exposure to interest rates risks over loans and financings. The US Dollar floating rate debt in the portfolio consists mainly of loans including export pre-payments, commercial banks and multilateral organizations loans. In general, such debt instruments are indexed to the LIBOR (London Interbank Offer Rate) in US dollar.

Risk of product and input prices

Vale is also exposed to market risks associated with the price volatility of commodities and inputs. We may enact risk mitigation programs in situations such as the following: (i) where there is a risk of financial distress; (ii) to support commercial activities and specific needs of our business segments; (iii) to ensure a minimum cash and/or value generation for certain businesses; and (iv) to protect from the increase of certain cost items, such as fuel oil used on ships and freight chartering. These programs may incorporate derivative instruments, predominantly forwards, futures and options.

d)    Capital structure management

The Company's policy aims at establishing a capital structure that will ensure the continuity of our business in the long term. Within this perspective, the Company has been able to deliver value to stockholders through dividend payments and capital gain, and at the same time maintain a debt profile suitable for its activities, with an amortization well distributed over the years, thus avoiding a concentration in one specific period.

85

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

34.       Additional information about derivatives financial instruments

The risk of the derivatives portfolio is measured using the delta-Normal parametric approach and considers that the future distribution of the risk factors and its correlations tends to present the same statistic properties verified in the historical data. The value at risk estimate considers a 95% confidence level for a one-business day time horizon.

The following tables detail the derivatives positions for Vale and its controlled companies as of December 31, 2019, with the following information: notional amount, fair value including credit risk, gains or losses in the period, value at risk and the fair value breakdown by year of maturity.

a)	Foreign exchange and interest rates derivative positions

(i)	Protection programs for the R$ denominated debt instruments

To reduce cash flow volatility, swap and forward transactions were implemented to convert into US$ the cash flows from certain debt instruments denominated in R$ with interest rates linked mainly to CDI, TJLP and IPCA. In those swaps, Vale pays fixed or floating rates in US$ and receives payments in R$ linked to the interest rates of the protected debt instruments.

The swap and forward transactions were negotiated over-the-counter and the protected items are the cash flows from debt instruments linked to R$. These programs transform into US$ the obligations linked to R$ to achieve a currency offset in the Company’s cash flows, by matching its receivables - mainly linked to US$ - with its payables.

	Notional						Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	December 31, 2019		December 31, 2018		Index	Average rate	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2019	2020	2021	2022+
CDI vs. US$ fixed rate swap							(38)	(46)	(18)	8	(22)	2	(18)
Receivable	R$	2,115	R$	1,581	CDI	100.54%
Payable	US$	558	US$	456	Fix	3.31%

TJLP vs. US$ fixed rate swap							(77)	(370)	(312)	9	(12)	(18)	(47)
Receivable	R$	2,111	R$	2,303	TJLP +	1.15%
Payable	US$	601	US$	994	Fix	2.97%

TJLP vs. US$ floating rate swap							-	(56)	(59)	-	-	-	-
Receivable		-	R$	181	TJLP +	-
Payable	US$	0	US$	107	Libor +	-

R$ fixed rate vs. US$ fixed rate swap							(18)	(8)	8	8	13	(7)	(24)
Receivable	R$	2,173	R$	1,078	Fix	6.25%
Payable	US$	604	US$	351	Fix	0.73%

IPCA vs. US$ fixed rate swap							46	(80)	(26)	14	12	(18)	52
Receivable	R$	2,826	R$	1,315	IPCA +	5.18%
Payable	US$	759	US$	434	Fix	4.02%

IPCA vs. CDI swap							104	89	6	-	58	4	42
Receivable	R$	1,634	R$	1,350	IPCA +	6.62%
Payable	R$	1,350	R$	1,350	CDI	98.58%

86

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

	Notional					Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	December 31, 2019		December 31, 2018	Bought / Sold	Average rate	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2019	2020+
Forward	R$	121	-	B	4.20	1	-	-	1	1

87

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

(ii)	Protection program for EUR denominated debt instruments

To reduce the cash flow volatility, swap transactions were implemented to convert into US$ the cash flows from certain debt instruments issued in Euros by Vale. In those swaps, Vale receives fixed rates in EUR and pays fixed rates in US$.

The swap transactions were negotiated over-the-counter and the protected items are the cash flows from debt instruments linked to EUR. The financial settlement inflows/outflows are offset by the protected items’ losses/gains due to EUR/US$ exchange rate.

	Notional						Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	December 31, 2019		December 31, 2018		Index	Average rate	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2019	2020	2021	2022+
EUR fixed rate vs. US$ fixed rate swap							(35)	(1)	(5)	4	(6)	(5)	(24)
Receivable	€500		€500		Fix	3.75%
Payable	US$	613	US$	613	Fix	4.29%

(iii)	Protection for treasury volatility related to tender offer transaction

To reduce the volatility of the premium to be paid to investors for the tender offer transaction issued on December 2019, treasury lock transactions were implemented and already settled.

	Notional				Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	December 31, 2019	December 31, 2018	Bought / Sold	Average rate	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2019	2020
Forwards	-	-	B	-	-	-	16	-	-

b)    Commodities derivative positions

(i)	Protection program for the purchase of fuel oil used on ships

In order to reduce the impact of fluctuations in fuel oil prices on the hiring and availability of maritime freight and, consequently, to reduce the Company’s cash flow volatility, hedging operations were carried out through options contracts on Bunker Oil, Gasoil (10ppm) and Brent oil for different portions of the exposure.

The derivative transactions were negotiated over-the-counter and the protected item is part of the Vale’s costs linked to the price of fuel oil used on ships. The financial settlement inflows/outflows are offset by the protected items’ losses/gains.

Bunker Oil Options

	Notional (ton)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	December 31, 2019	December 31, 2018	Bought / Sold	Average strike (US$/ton)	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2019	2020
Call options	-	2,100,000	B	-	-	1	2	-	-
Put options	-	2,100,000	S	-	-	(29)	-	-	-
Total					-	(28)	2	-	-

88

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Brent Crude Oil Options

	Notional (bbl.)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	December 31, 2019	December 31, 2018	Bought / Sold	Average strike (US$/bbl.)	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2019	2020
Call options	1,110,000	-	B	75	11	-	-	3	11
Put options	1,110,000	-	S	49	(3)	-	-	1	(3)
Total					8	-	-	4	8

Gasoil Options

	Notional (bbl.)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	December 31, 2019	December 31, 2018	Bought / Sold	Average strike (US$/bbl.)	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2019	2020
Call options	1,035,000	-	B	96	7	-	-	1	6
Put options	1,035,000	-	S	61	(3)	-	-	1	(3)
Total					4	-	-	2	3

(ii)	Protection programs for base metals raw materials and products

Operational Hedging Programs

In the operational hedging program for nickel sales at fixed prices, derivatives transactions were implemented to convert into floating prices the contracts with clients that required a fixed price.

In the operational protection program for the purchase of raw materials and products, derivatives transactions were implemented in order to reduce the mismatch between the pricing period of purchases (concentrate, cathode, sinter, scrap and others) and the pricing period of the final product sales to the clients.

All these transactions have already been settled.

	Notional (ton)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	December 31, 2019	December 31, 2018	Bought / Sold	Average strike (US$/ton)	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2019	2020
Fixed price sales protection
Nickel forwards	-	7,244	S	-	-	(10)	49	-	-

Raw material purchase protection
Nickel forwards	-	120	S	-	-	-	(1)	-	-
Copper forwards	-	81	S	-	-	-	-	-	-
Total					-	(10)	48	-	-

89

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Nickel Revenue Hedging Program

To reduce the volatility of its future cash flows arising from changes in nickel prices, the company implemented a Nickel Revenue Hedging Program. Under this program, hedge operations were executed using option contracts to protect a portion of the company highly probable forecast sales at floating prices, thus establishing a cushion to guarantee prices above our Nickel Average Unit Cash Cost and investments for the hedged volumes. A hedge accounting treatment is given to this program.

The derivative transactions under the program are negotiated over-the-counter and the financial settlement inflows/outflows are offset by the protected items’ losses/gains due to nickel prices changes.

	Notional (ton)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	December 31, 2019	December 31, 2018	Bought / Sold	Average strike (US$/ton)	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2019	2020	2021+
Call options	75,984	-	S	18,739	(12)	-	(2)	3	(10)	(3)
Put options	75,984	-	B	15,714	162	-	13	21	152	9
Total					150	-	11	24	142	6

c)    Freight derivative positions

To reduce the impact of maritime freight price volatility on the Company’s cash flow, freight hedging transactions were implemented, through Forward Freight Agreements (FFAs). The protected item is part of Vale’s costs linked to maritime freight spot prices. The financial settlement inflows/outflows of the FFAs are offset by the protected items’ losses/gains due to freight prices changes.

The FFAs are contracts traded over the counter and can be cleared through a Clearing House, in this case subject to margin requirements.

	Notional (days)				Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	December 31, 2019	December 31, 2018	Bought / Sold	Average strike (US$/day)	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2019	2020
Freight forwards	1,050	480	B	13,286	-	1	3	1	-

d)    Wheaton Precious Metals Corp. warrants

The Company owns warrants issued by Wheaton Precious Metals Corp. (WPM), a Canadian company with stocks negotiated in Toronto Stock Exchange and New York Stock Exchange. Such warrants have payoff similar to that of an American call option and were received as part of the payment regarding the sale of part of gold payable flows produced as a sub product from Salobo copper mine and some nickel mines in Sudbury.

	Notional (quantity of warranties)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	December 31, 2019	December 31, 2018	Bought / Sold	Average strike (US$/share)	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2019	2023
Call options	10,000,000	10,000,000	B	44	26	8	-	3	26

90

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

e)    Debentures convertible into shares of Valor da Logística Integrada (“VLI”)

The Company has debentures which lenders have the option to convert the outstanding debt into a specified quantity of VLI’s shares, owned by the Company. This option may be fully, or part exercised, upon payment to the Company of the strike price, considering the terms, conditions and other limitations existing in the agreement, at any time and at the discretion of the creditor, as of December 2017 until the maturity date of the debentures, December 2027.

	Notional (quantity)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	December 31, 2019	December 31, 2018	Bought / Sold	Average strike (R$/share)	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2019	2027
Conversion options	140,239	140,239	S	7,136	(51)	(59)	-	3	(51)

f)    Options related to Minerações Brasileiras Reunidas S.A. (“MBR”) shares

In 2019, in connection to the acquisition of additional 36.4% MBR’s shares disclosed in note 14, the options were elapsed.

	Notional (quantity, in millions)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	December 31, 2019	December 31, 2018	Bought / Sold	Average strike (R$/share)	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2019	2020+
Options	-	2,139	B/S	-	-	279	-	-	-

g)    Option related to SPCs Casa dos Ventos

The Company acquired in January 2019 a call option related to shares of the special purpose companies Ventos de São Bento Energias Renováveis, Ventos São Galvão Energias Renováveis and Ventos de Santo Eloy Energias Renováveis (SPCs Casa dos Ventos), which are part of the wind farm of Folha Larga Sul project, in Campo Formoso, Bahia, with commercial operation scheduled for the first half of 2020. This option was acquired in the context of the Company's signing of electric power purchase and sale agreements with Casa dos Ventos, supplied by this wind farm.

	Notional (quantity)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	December 31, 2019	December 31, 2018	Bought / Sold	Average strike (R$/share)	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2019	2022
Call option	137,751,623	-	B	2.77	24	-	-	2	24

91

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

h)    Embedded derivatives in contracts

In August 2014 the Company sold part of its stake in Valor da Logística Integrada (“VLI”) to an investment fund managed by Brookfield Asset Management ("Brookfield"). The sales contract includes a clause that establishes, under certain conditions, a minimum return guarantee on Brookfield's investment until August 2020. This clause is considered an embedded derivative, with payoff equivalent to that of a put option.

	Notional (quantity)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	December 31, 2019	December 31, 2018	Bought / Sold	Average strike (R$/share)	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2019	2020+
Put option	1,105,070,863	1,105,070,863	S	4	(69)	(103)	-	11	(69)

The Company has some nickel concentrate and raw materials purchase agreements in which there are provisions based on nickel and copper future prices behavior. These provisions are considered as embedded derivatives.

	Notional (ton)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	December 31, 2019	December 31, 2018	Bought / Sold	Average strike (US$/ton)	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2019	2020
Nickel forwards	1,497	3,763	S	15,363	2	2	-	1	2
Copper forwards	1,009	2,035	S	5,910	-	-	-	-	-
Total					2	2	-	1	2

The Company has also a natural gas purchase agreement in which there´s a clause that defines that a premium can be charged if the Company’s pellet sales prices trade above a pre-defined level. This clause is considered an embedded derivative.

	Notional (volume/month)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	December 31, 2019	December 31, 2018	Bought / Sold	Average strike (US$/ton)	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2019	2020	2021+
Call options	746,667	746,667	S	233	(1)	(1)	-	1	(0.4)	(0.3)

92

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

i) Sensitivity analysis of derivative financial instruments

The following tables present the potential value of the instruments given hypothetical stress scenarios for the main market risk factors that impact the derivatives positions. The scenarios were defined as follows:

- Probable: the probable scenario was defined as the fair value of the derivative instruments as at December 31, 2019

-	Scenario I: fair value estimated considering a 25% deterioration in the associated risk variables
-	Scenario II: fair value estimated considering a 50% deterioration in the associated risk variables

Instrument	Instrument's main risk events	Probable	Scenario I	Scenario II
CDI vs. US$ fixed rate swap	R$ depreciation	(38)	(181)	(324)
	US$ interest rate inside Brazil decrease	(38)	(42)	(46)
	Brazilian interest rate increase	(38)	(39)	(39)
Protected item: R$ denominated debt	R$ depreciation	n.a.	-	-

TJLP vs. US$ fixed rate swap	R$ depreciation	(77)	(229)	(382)
	US$ interest rate inside Brazil decrease	(77)	(85)	(95)
	Brazilian interest rate increase	(77)	(95)	(113)
	TJLP interest rate decrease	(77)	(95)	(114)
Protected item: R$ denominated debt	R$ depreciation	n.a.	-	-

R$ fixed rate vs. US$ fixed rate swap	R$ depreciation	(18)	(164)	(310)
	US$ interest rate inside Brazil decrease	(18)	(23)	(29)
	Brazilian interest rate increase	(18)	(26)	(33)
Protected item: R$ denominated debt	R$ depreciation	n.a.	-	-

IPCA vs. US$ fixed rate swap	R$ depreciation	46	(153)	(352)
	US$ interest rate inside Brazil decrease	46	31	15
	Brazilian interest rate increase	46	12	(20)
	IPCA index decrease	46	23	1
Protected item: R$ denominated debt	R$ depreciation	n.a.	-	-

IPCA vs. CDI swap	Brazilian interest rate increase	104	97	90
	IPCA index decrease	104	99	93
Protected item: R$ denominated debt linked to IPCA	IPCA index decrease	n.a.	(99)	(93)

EUR fixed rate vs. US$ fixed rate swap	EUR depreciation	(35)	(198)	(360)
	Euribor increase	(35)	(36)	(37)
	US$ Libor decrease	(35)	(43)	(52)
Protected item: EUR denominated debt	EUR depreciation	n.a.	(198)	360

NDF BRL/USD	R$ depreciation	1	(7)	(15)
	US$ interest rate inside Brazil decrease	1	1	-
	Brazilian interest rate increase	1	-	(2)
Protected item: R$ denominated debt	R$ depreciation	n.a.	-	-

93

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Instrument	Instrument's main risk events	Probable	Scenario I	Scenario II
Fuel Oil protection
Options	Price input decrease	12	(69)	(115)
Protected item: Part of costs linked to fuel oil prices	Price input decrease	n.a.	69	115

Maritime Freight protection
Forwards	Freight price decrease	-	(3)	(7)
Protected item: Part of costs linked to maritime freight prices	Freight price decrease	n.a.	3	7

Nickel Revenue Hedging Program
Options	Nickel price increase	150	(31)	(224)
Protected item: Part of nickel future revenues	Nickel price increase	n.a.	31	224

Wheaton Precious Metals Corp. warrants	WPM stock price decrease	26	8	1

Conversion options - VLI	VLI stock value increase	(51)	(84)	(127)

Option - SPCs Casa dos Ventos	SPCs Casa dos Ventos stock value decrease	24	8	1

Instrument	Main risks	Probable	Scenario I	Scenario II
Embedded derivatives - Raw material purchase (nickel)	Nickel price increase	2	(3)	(8)
Embedded derivatives - Raw material purchase (copper)	Copper price increase	-	(2)	(3)
Embedded derivatives - Gas purchase	Pellet price increase	(1)	(2)	(5)
Embedded derivatives - Guaranteed minimum return (VLI)	VLI stock value decrease	(69)	(253)	(520)

94

Notes to the Financial Statements Expressed in millions of United States dollar, unless otherwise stated

j) Financial counterparties’ ratings

The transactions of derivative instruments, cash and cash equivalents as well as short-term investments are held with financial institutions whose exposure limits are periodically reviewed and approved by the delegated authority. The financial institutions credit risk is performed through a methodology that considers, among other information, ratings provided by international rating agencies.

The table below presents the ratings published by agencies Moody’s and S&P regarding the main financial institutions that we hire derivative instruments, cash and cash equivalents transactions.

Long term ratings by counterparty	Moody’s	S&P
ABN Amro	A1	A
Agricultural Bank of China	A1	A
ANZ Australia and New Zealand Banking	Aa3	AA-
Banco ABC	Ba3	BB-
Banco Bradesco	Ba3	BB-
Banco do Brasil	Ba3	BB-
Banco Itaú Unibanco	Ba3	BB-
Banco Safra	Ba3	BB-
Banco Santander	A2	A
Banco Votorantim	Ba3	BB-
Bank Mandiri	Baa2	BBB-
Bank of America	A2	A-
Bank of China	A1	A
Bank of Montreal	Aa2	A+
Bank of Nova Scotia	A2	A+
Bank of Shanghai	Baa2	-
Bank of Tokyo Mitsubishi UFJ	A1	A-
Bank Rakyat Indonesia (BRI)	Baa2	BBB-
Barclays	Baa3	BBB
BBVA Banco Bilbao Vizcaya Argentaria	A3	A-
BNP Paribas	Aa3	A+
BTG Pactual	Ba3	BB-
Caixa Econômica Federal	Ba3	BB-
Calyon	Aa3	A+
China Construction Bank	A1	A
CIBC Canadian Imperial Bank	Aa2	A+
CIMB Bank	Baa1	A-
Citigroup	A3	BBB+

Long term ratings by counterparty	Moody’s	S&P
Credit Suisse	Baa2	BBB+
Deutsche Bank	A3	BBB+
Goldman Sachs	A3	BBB+
HSBC	A2	A
Industrial and Commercial Bank of China	A1	A
Intesa Sanpaolo Spa	Baa1	BBB
Banco Itaú Unibanco	Ba3	BB-
JP Morgan Chase & Co	A2	A-
Macquarie Group Ltd	A3	BBB+
Mega International Commercial Bank	A1	A
Millenium BIM	A1	A-
Mitsui & Co	A1	A-
Mizuho Financial	A1	A-
Morgan Stanley	A3	BBB+
Muscat Bank	Ba2	BB
National Australia Bank	Aa3	AA-
National Bank of Canada	Aa3	A
National Bank of Oman	Ba2	-
Natixis	A1	A+
Royal Bank of Canada	Aa2	AA-
Rabobank	Aa3	A+
Societe Generale	A1	A
Standard Bank Group	Ba1	-
Standard Chartered	A2	BBB+
Sumitomo Mitsui Financial	A1	A-
Toronto Dominion Bank	Aa3	AA-
UBS	Aa3	A-
Unicredit	Baa1	BBB

95

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: February 20, 2020		Director of Investor Relations

96